Filed pursuant to Rule 424(b)(4)

Registration No. 333-222572

PROSPECTUS

13,801,119 shares of common stock

This prospectus relates to the offer and sale of up to 13,801,119 shares of common stock, par value $0.00067, of BioLargo, Inc., a Delaware corporation, by (i) Vista Capital Investments, LLC (“Vista Capital”), (ii) FirstFire Global Opportunities Fund, LLC (“FirstFire”), (iii) Black Mountain Equities, Inc., (“Black Mountain”), and (iv) Gemini Master Fund, L.P. (“Gemini”). In this prospectus, we sometimes refer to Vista Capital, FirstFire, Black Mountain, and Gemini collectively as the “selling stockholders,” or individually as a “selling stockholder.”

The shares of common stock being offered by Vista Capital have been or may be issued pursuant to the purchase agreement dated December 14, 2017 that we entered into with Vista Capital. (See “The Vista Capital Transaction” below for a description of that agreement and “Selling Stockholders” for additional information regarding Vista Capital.)

The shares of common stock being offered by FirstFire have been or may be issued pursuant to the purchase agreement dated January 16, 2018 that we entered into with FirstFire. (See “The FirstFire Transaction” below for a description of that agreement and “Selling Stockholders” for additional information regarding FirstFire.)

The shares of common stock being offered by Black Mountain and Gemini may be issued pursuant to stock purchase warrants issued pursuant to Securities Purchase Agreements dated July 8, 2016, December 30, 2016 and July 18, 2017. See “The Black Mountain/Gemini Transactions” below for a description of those agreements and “Selling Stockholders” for additional information regarding Black Mountain and Gemini.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders. We may receive up to $260,000 aggregate gross proceeds in the event the remaining warrants are exercised.

The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the selling stockholders may sell the shares of common stock being registered pursuant to this prospectus. Each selling stockholder may be considered “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution”.

Since January 23, 2008, our common stock has been quoted on the OTC Markets “OTCQB” marketplace (formerly known as the “OTC Bulletin Board”, and referred to in this prospectus as the “OTC Markets”) under the trading symbol “BLGO.” On April 21, 2020, the last reported sale price of our common stock on the OTC Markets was $0.16.

The securities offered in this prospectus involve a high degree of risk. You should consider the risk factors beginning on page 3 before purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 27, 2020

iii

Unless otherwise specified, the information in this prospectus is set forth as of April 27, 2020, and we anticipate that changes in our affairs will occur after such date. We have not authorized any person to give any information or to make any representations, other than as contained in this prospectus, in connection with the offer contained in this prospectus. If any person gives you any information or makes representations in connection with this offer, do not rely on it as information we have authorized. This prospectus is not an offer to sell our common stock in any state or other jurisdiction to any person to whom it is unlawful to make such offer.

iv

PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand our business and this registration statement fully, you should read this entire prospectus carefully, including the financial statements and the related notes beginning on page F-1. When we refer in this prospectus to “BioLargo,” the “Company,” “our company,” “we,” “us” and “our,” we mean BioLargo, Inc., a Delaware corporation, and its subsidiaries, BioLargo Life Technologies, Inc., a California corporation, Odor-No-More, Inc., a California corporation, BioLargo Water Investment Group, Inc., a California corporation (and its subsidiary, BioLargo Water, Inc., a Canadian corporation), BioLargo Development Corp., a California corporation, BioLargo Engineering, Science & Technologies, LLC, Tennessee limited liability company, and partially owned Clyra Medical Technologies, Inc., a California corporation. This prospectus contains forward-looking statements and information relating to BioLargo. See “Cautionary Note Regarding Forward Looking Statements” on page 14.

Our Company

BioLargo, Inc. is a Delaware corporation.

Our principal executive offices are located at 14921 Chestnut St., Westminster, California 92683. Our telephone number is (888) 400-2863.

ABOUT THIS REGISTRATION

The Offering

This prospectus covers 13,801,119 shares of stock, all of which are offered for sale by the selling stockholders.

Vista Capital Transaction

On December 18, 2017, we received $495,000 pursuant to a securities purchase agreement (the “Vista Agreement”) and a registration rights agreement (the “Vista RRA”) with Vista Capital and issued a convertible note (the “Vista Note”) to Vista Capital in the aggregate principal amount of $500,000 at 5% annual interest, which was initially convertible into shares of common stock of the Company at $0.394 per share, subject to the terms, and certain limitations and conditions, set forth in the Vista Agreement and Vista Note. The Vista Note was initially scheduled to mature on September 18, 2018. As set forth below, the Vista Note has been partially paid and the maturity date of the remaining principle amount has been extended.

Pursuant to the Vista Agreement, the Company issued 250,000 shares of common stock to Vista Capital as a commitment fee (the “Vista Commitment Shares”).

Under the Vista Note and Vista Agreement, the Company initially reserved 1,316,668 shares of common stock for issuance upon conversion of the Vista Note. Pursuant to the Vista RRA, we agreed and filed a registration statement with the Securities and Exchange Commission (the “SEC”) registering the 1,316,668 shares of common stock for conversion of the Vista Note, as well as the 250,000 Vista Commitment Shares. The Vista Agreement required the issuance of additional Vista Commitment Shares in the event the closing price of our common stock, on the earlier of the date the registration statement is deemed effective and 20 trading days following the six-month anniversary of the Vista Note, is lower than the closing price on December 18, 2017 (which was $0.41). On the effective date of the Registration Statement (February 8, 2018), the closing price of the Company’s common stock was $0.3147 per share. As a result, in February 2018, the Company issued 140,849 additional commitment shares to Vista Capital.

Vista Capital represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended). The Vista Note, the Vista Agreement, and the Vista RRA contain customary representations, warranties, agreements and conditions including indemnification rights and obligations of the parties.

The Company used the proceeds received by the Company of the Vista Note for working capital and general corporate purposes.

See “Subsequent Conversions of Vista Note, Changes to Conversion Price”, below.

FirstFire Transaction

On January 16, 2018, we entered into a securities purchase agreement (the “FirstFire Agreement”) and a registration rights agreement (the “FirstFire RRA”) with FirstFire.

In conjunction with the execution of the FirstFire Agreement, and receipt of funds, we issued a convertible promissory note (the “FirstFire Note”) to FirstFire in the aggregate principal amount of $150,000 at 5% annual interest, which was initially convertible into shares of common stock of the Company at $0.394 per share, subject to the terms, and certain limitations and conditions, set forth in the FirstFire Agreement and the FirstFire Note. FirstFire may convert the FirstFire Note at any time. The Company may require the conversion of the FirstFire Note in the event the Company’s common stock has traded at a price per share of $0.75 or above for the ten trading days immediately preceding the mandatory conversion, and the shares underlying the conversion are subject to an effective registration statement filed with the SEC. The FirstFire Note has been paid in full and would have matured on October 16, 2018.

Pursuant to the FirstFire Agreement, the Company issued 75,000 shares of common stock to FirstFire (the “FirstFire Commitment Shares”) as a commitment fee.

Under the FirstFire Note, the Company initially reserved 394,949 shares of common stock for issuance upon its conversion. Pursuant to the FirstFire RRA, we agreed to file a registration statement with the SEC registering all shares of common stock into which the FirstFire Note is convertible and the FirstFire Commitment Shares. The FirstFire Agreement required the issuance of additional FirstFire Commitment Shares in the event the closing price of our common stock, on the earlier of the date the registration statement is deemed effective and 20 trading days following the six-month anniversary of the FirstFire Note, is lower than the closing price on January 16, 2018. On February 8, 2018, the closing price of the Company’s common stock was $0.3147 per share. As a result, in February 2018, the Company issued 36,536 additional commitment shares to FirstFire.

FirstFire represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended). The FirstFire Note, the FirstFire Agreement, and the FirstFire RRA contain customary representations, warranties, agreements and conditions including indemnification rights and obligations of the parties.

The Company used the proceeds received by the Company of the FirstFire Note for working capital and general corporate purposes.

In June 2018, FirstFire elected to convert $95,761 of the outstanding principal balance of the FirstFire Note and we issued 383,047 shares. In July 2018, FirstFire elected to convert the remaining principal due on the note of $54,239. We issued an aggregate 217,960 shares at $0.25 per share, consisting of 216,950 shares for payment of principal, and 1,010 for payment of accrued interest. As of the date of this Prospectus, the FirstFire Note is paid in full.

Black Mountain and Gemini Transaction dated July 8, 2016

On July 8, 2016, we received $250,000 and issued convertible promissory notes (initially convertible at $0.45 per share) with a maturity date of July 8, 2017 to Black Mountain and Gemini in the aggregate principal amount of $280,000. Interest was charged upon issuance at 3% per annum. Concurrently, we issued these investors stock purchase warrants to purchase an aggregate 400,000 shares of our common stock, initially exercisable at $0.65 per share, which expire five years from the date of grant. Subject to certain exceptions, the exercise price of the stock purchase warrant may be adjusted downward in the event we sell our common stock or issue warrants at a lower price. Both Black Mountain and Gemini exercised their rights to convert their promissory notes to common stock, and on January 17, 2017, we issued an aggregate 640,889 shares in full payment of principal and interest due under the notes.

These warrants issued to Black Mountain and Gemini have since been repriced pursuant their terms (see “Warrant Reprice” below), and fully exercised.

Black Mountain and Gemini Transaction dated December 30, 2016

On December 30, 2016, we received $250,000 and issued convertible promissory notes (initially convertible at $0.57 per share) with a maturity date of December 30, 2017 to Black Mountain and Gemini in the aggregate principal amount of $280,000. Interest was charged upon issuance at 3% per annum. Concurrently, we issued these investors stock purchase warrants to purchase an aggregate 400,000 shares of our common stock, initially exercisable at $0.75 per share, which expire five years from the date of grant. Subject to certain exceptions, the exercise price of the stock purchase warrant may be adjusted downward in the event we sell our common stock or issue warrants at a lower price. Both Black Mountain and Gemini exercised their rights to convert their promissory notes to common stock, and on July 20, 2017, we issued an aggregate 686,667 shares in full payment of principal and interest due under the notes.

These warrants issued to Black Mountain and Gemini have since been repriced pursuant their terms (see “Warrant Reprice” below), and fully exercised.

Black Mountain and Gemini Transaction dated July 18, 2017

On July 18, 2017, we received $250,000 and issued convertible promissory notes (initially convertible at $0.42 per share) with a maturity date of July 8, 2018 to Black Mountain and Gemini in the aggregate principal amount of $280,000. Interest was charged upon issuance at 3% per annum. Concurrently, we issued these investors stock purchase warrants to purchase an aggregate 400,000 shares of our common stock, initially exercisable at $0.65 per share, which expire five years from the date of grant. Subject to certain exceptions, the exercise price of the stock purchase warrant may be adjusted downward in the event we sell our common stock or issue warrants at a lower price.

These warrants issued to Black Mountain and Gemini have since been repriced pursuant their terms (see “Warrant Reprice” below).

Warrant Reprice

Subsequent to the issuance of the warrants to Black Mountain and Gemini, we sold shares of our common stock at a price lower than the exercise price of the warrants. Pursuant to the terms of those warrants, the exercise price automatically reduced to the lowest price that we sold our shares, and the number of shares exercisable under the warrants increased such that the dollar amount required to fully exercise each warrant remained the same. Thus, for example, in July 2016 we issued warrants to purchase an aggregate 400,000 shares to Black Mountain and Gemini, exercisable at $0.65 per share. To purchase the 400,000 shares at $0.65 would require $260,000, payable to BioLargo. In February 2018, the exercise price of these warrants was reduced to $0.25 per share, and the number of shares issuable by BioLargo upon exercise of these warrants has been increased from 400,000 to 1,040,000. On March 30, 2019, we again notified Black Mountain and Gemini that we sold shares at a lower price than the $0.25 exercise price in the warrants, and issued notices that the exercise price of the warrants issued in July 2016 and December 2016 had decreased to $0.12 a share.1 On December 31, 2019, we again notified Black Mountain and Gemini that we sold shares at a lower price than the $0.25 exercise price in the warrants, and issued notices that the exercise price of the warrants issued in July 2017 had decreased to $0.2151 per share.

In the aggregate, the warrants originally issued to Black Mountain and Gemini provided for the purchase of 1,200,000 shares. Because the subsequent exercise price reductions, the number of shares purchasable under the warrants has increased to an aggregate of 5,706,666 shares.

Issuances of our common stock in this offering will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to Vista Capital, Black Mountain, or Gemini.

Subsequent Conversions of Vista Note, Changes to Conversion Price

Subsequent to the filing of the Registration Statement, in February 2018, the conversion rate of the Vista Note was reduced to $0.25 pursuant to the price protection features in the Note.

In June 2018, Vista Capital elected to convert $52,025 of the outstanding principal balance of the Vista Note and we issued 208,100 shares, plus shares for interest that had accrued through the date of conversion. As of June 30, 2018, the outstanding balance on the Vista Note was $447,975. Through the September 18, 2018 maturity date, the note would have accrued additional interest, such that the amount due on the date of maturity would be $453,140.

On August 28, 2018, we filed Amendment No. 1 to the Registration Statement. At that time, we determined that the principal and interest due on the Vista Note at the September 18, 2018 maturity date would be $453,140. Therefore, Amendment No. 1 increased to 1,812,561 the shares registered to Vista Capital for conversion of the Vista Note.

On September 12, 2018, Vista Capital agreed to extend the maturity date of the Vista Note to December 18, 2018.  In return, we increased the principal outstanding balance by 20% or $92,000. In addition, we issued Vista Capital a warrant to purchase 1,812,000 shares of our common stock at $0.25 per share.

On December 18, 2018, Vista Capital elected to convert $166,667 of the outstanding principal and interest of the Vista Note in conjunction with our agreement that the principal amount of the note had increased by $166,667 in accordance with the price protection features in the Vista Note and our issuance of a promissory note dated October 16, 2018 that contained an original issue discount. We issued Vista Capital 666,668 shares of our common stock as a result of this conversion. As of December 31, 2018, the outstanding balance on the Vista Note totaled $550,000.

On January 7, 2019, Vista Capital agreed to extend the maturity date of the Vista Note to April 15, 2019. We agreed to amend the note to (i) increase the principal amount of the note to $605,100, (ii) re-define the conversion price of the note to equal 80% of the lowest closing bid price of the Company’s common stock during the 25 consecutive trading days immediately preceding the conversion date, (iii) reduce the prepayment penalty from 20% to 15%, such that a prepayment requires the payment of an additional 15% of the then outstanding balance, and (iv) reduce the penalty for a default from 30% to 25% of the outstanding balance.

Subsequent to the January 7, 2019 amendment, Vista Capital has chosen to convert the remaining amounts due under the Vista 2017 Note, and received an aggregate 5,333,737 shares of our common stock.

1 The July 2017 warrants contain an exemption for shares issued in conversion of promissory notes, and thus the exercise price of the July 2017 warrants did not adjust.

SECURITIES OFFERED

Common stock to be offered by the selling stockholder

13,801,119 shares consisting of:

● 3,704,510 shares issuable to Vista Capital upon conversion of the remaining balance on the Vista Note of $370,451 (note: as of April 21, 2020, this note has been fully converted);

● 96,609 shares held by FirstFire issued pursuant to the FirstFire Agreement;

● 6,000,000 shares issuable to Gemini when and if Gemini exercises its right to purchase shares under its three stock purchase warrants (note: two of the three warrant have been exercised, leaving 3,200,000 shares available); and

● 4,000,000 shares issuable to Black Mountain when and if Black Mountain exercises its right to purchase shares under its three stock purchase warrants (note: two of the three warrant have been exercised, leaving 2,133,334 shares available).

Common stock outstanding prior to this offering	178,692,138 shares, as of April 21, 2020

Common stock to be outstanding after giving effect to the issuance of 5,333,334 additional shares registered hereunder	184,025,472 shares, which includes 3,200,000 shares issuable upon exercise of the remaining Gemini warrant, and 2,133,334 shares issuable upon exercise of the remaining Black Mountain warrant.

Use of Proceeds

We will receive no proceeds from the sale of shares of common stock by Vista Capital or FirstFire in this offering. We may receive up to $260,000 aggregate gross proceeds under the stock purchase warrants should Black Mountain and Gemini exercise their rights to purchase shares under their remaining warrants. Any proceeds that we receive from sales to Black Mountain and Gemini under the warrants will be used for working capital requirements of the Company’s business divisions and for research and development. See “Use of Proceeds.”

Risk factors	This investment involves a high degree of risk. See “Risk Factors” for a discussion of factors you should consider carefully before making an investment decision.

Symbol on the OTC Markets	“BLGO”

RISK FACTORS

An investment in our common stock is highly speculative, involves a high degree of risk and should be made only by investors who can afford a complete loss. You should carefully consider the following risk factors, together with the other information in this prospectus, including our financial statements and the related notes, before you decide to buy our common stock. If any of the following risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected, the trading of our common stock could decline, and you may lose all or part of your investment therein.

Risks Relating to our Business

COVID-19

The Covid-19 crisis creates an environment in which no person can be certain about what is next. The global reach and impact are far reaching and place extreme pressure on financing, sales, accounts receivable collection cycles, and any growth plan. We believe the Covid-19 virus crisis may have a delaying effect on our plans for growth and expansion. We urge the reader to consider our forward-looking statements in light of the extraordinary circumstances of today’s business, social and economic climate. While our company is mobilizing to be a solutions provider to help inhibit the spread of Covid-19, these business plans are not mature and may be more difficult that we expect. While it may be reasonable to assume that the crisis will subside, we cannot be certain about the timing and a host of impacts that cannot be easily predicted to occur.

Our business could be adversely affected by the coronavirus or other pathogens, or similar crises.

Our business could be adversely affected by the recent outbreak of coronavirus in and across the United States and world. In addition, our results and financial condition may be adversely affected by pending or possible federal or state legislation (or other similar laws, regulations, orders or other governmental or regulatory actions) that, if adopted, would impose restrictions on our ability to operate our business. For example, our sales and technical field force has been restricted from traveling. While we have implemented cautionary procedures at our manufacturing facility, there may be disruptions to our ability to manufacture due to “stay at home” orders or additional workplace controls. Our workplace would be further disrupted if one or more of our employees tested positive for COVID-19. Our customers may be less inclined or unable to purchase our products due to restrictions under which they may be operating. If financial markets continue to tighten, we may have more limited ability to raise necessary financing. Further, our business plan includes products which will require regulatory approvals. Such approvals may be delayed significantly as a result of the pandemic as government resources are directed to address the pandemic. Even if the COVID-19 pandemic passes, another crisis with similar effects could develop and harm our business, financial results and liquidity.

Our limited operating history makes evaluation of our business difficult.

We have limited and only nominal historical financial data upon which to base planned operating expenses or forecast accurately our future operating results. Because our operations are not yet sufficient to fund our operational expenses, we rely on investor capital to fund operations. Our limited operational history make it difficult to forecast the need for future financing activities. Further, our limited operating history will make it difficult for investors and securities analysts to evaluate our business and prospects. Our failure to address these risks and difficulties successfully could seriously harm us.

We have never generated significant revenues, have a history of losses, and cannot assure you that we will ever become or remain profitable.

We have not yet generated any significant revenue from operations, and, accordingly, we have incurred net losses every year since our inception. To date, we have dedicated most of our financial resources to research and development, general and administrative expenses, and initial sales and marketing activities. We have funded the majority of our activities through the issuance of convertible debt or equity securities. Although sale of our CupriDyne Clean products are increasing, and we are devoting more energy and money to our sales and marketing activities, we continue to anticipate net losses and negative cash flow for the foreseeable future. Our ability to reach positive cash flow depends on many factors, including our ability to fund sales and marketing activities, and the rate of client adoption. There can be no assurance that our revenues will be sufficient for us to become profitable in 2020 or future years, or thereafter maintain profitability. We may also face unforeseen problems, difficulties, expenses or delays in implementing our business plan, including generally the need for odor control products in solid waste handling operations, which we may not fully understand or be able to predict.

Our cash requirements are significant. We will continue to require additional financing to sustain our operations and without it we may not be able to continue operations.

Our cash requirements and expenses continue to be significant. Our net cash used in continuing operations for the year ended December 31, 2019 was almost $4,000,000, over $300,000 per month, of which approximately $100,000 per month was financed by outside investors directly into Clyra Medical Technologies, Inc. During that same period, we generated only $1,861,000 in total gross revenues. Thus, in order to become profitable, we must significantly increase our revenues. Although our revenues have been increasing through sales of our products and from our engineering division, we expect to continue to use cash in 2020 as it becomes available.

At December 31, 2019, we had working capital deficit of approximately $3,289,000. Our auditor’s report for the year ended December 31, 2019 includes an explanatory paragraph to their audit opinion stating that our recurring losses from operations and working capital deficiency raise substantial doubt about our ability to continue as a going concern. We do not currently have sufficient financial resources to fund our operations or those of our subsidiaries. Therefore, we need additional financing to continue these operations.

We have relied on private securities offerings, as well as sales of shares to Lincoln Park Capital Fund, LLC (“Lincoln Park”) (see “Risks Relating to our Common Stock”, below), to provide cash needed to close the gap between operational revenue and expenses. Our ability to rely on private financing may change if the United States enters a recession, or if the stock market does not recover from the current bull market. The coronavirus pandemic, and the responses of governments worldwide to the pandemic, has caused significant turmoil and downward pressure in the U.S. stock market. We expect as a result that many private investors will forego high-risk investments, and thus while we have been able to rely on private investments in the past, we may not be able to do so in the foreseeable future. See “Risks Relating to Our Common Stock” at page 16.

We regularly issue stock, or stock options, instead of cash, to pay some of our operating expenses. These issuances are dilutive to our existing stockholders.

We are party to agreements that provide for the payment of, or permit us to pay at our option, securities rather than cash in consideration for services provided to us. We include these provisions in agreements to allow us to preserve cash. We anticipate that we will continue to do so in the future. All such issuances preserve our cash reserves, but are also dilutive to our stockholders because they increase (and will increase in the future) the total number of shares of our common stock issued and outstanding, even though such arrangements assist us with managing our cash flow. These issuances also increase the expense amount recorded.

Our stockholders face further potential dilution in any new financing.

Our private securities offerings typically provide for convertible securities, including notes and warrants. Any additional capital that we raise would dilute the interest of the current stockholders and any persons who may become stockholders before such financing. Given the low price of our common stock, such dilution in any financing of a significant amount could be substantial.

Our stockholders face further potential adverse effects from the terms of any preferred stock that may be issued in the future.

Our certificate of incorporation authorizes 50 million shares of preferred stock. None are outstanding as of the date hereof. In order to raise capital to meet expenses or to acquire a business, our board of directors may issue additional stock, including preferred stock. Any preferred stock that we may issue may have voting rights, liquidation preferences, redemption rights and other rights, preferences and privileges. The rights of the holders of our common stock will be subject to, and in many respects subordinate to, the rights of the holders of any such preferred stock. Furthermore, such preferred stock may have other rights, including economic rights, senior to our common stock that could have a material adverse effect on the value of our common stock. Preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, can also have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of our company.

There are several specific business opportunities we are considering in further development of our business. None of these opportunities is yet the subject of a definitive agreement, and most or all of these opportunities will require additional funding obligations on our part, for which funding is not currently in place.

In furtherance of our business plan, we are presently considering a number of opportunities to promote our business, to further develop and broaden, and to license, our technology with third parties. While discussions are underway with respect to such opportunities, there are no definitive agreements in place with respect to any of such opportunities at this time. There can be no assurance that any of such opportunities being discussed will result in definitive agreements or, if definitive agreements are entered into, that they will be on terms that are favorable to us.

Moreover, should any of these opportunities result in definitive agreements being executed or consummated, we may be required to expend additional monies above and beyond our current operating budget to promote such endeavors. No such financing is in place at this time for such endeavors, and we cannot assure you that any such financing will be available, or if it is available, whether it will be on terms that are favorable to our company.

We expect to incur future losses and may not be able to achieve profitability.

Although we are generating revenue from the sale of our products, and we expect to generate revenue from new products we are introducing, and eventually from other license or supply agreements, we anticipate net losses and negative cash flow to continue for the foreseeable future until our products are expanded in the marketplace and they gain broader acceptance by resellers and customers. Our current level of sales is not sufficient to support the financial needs of our business. We cannot predict when or if sales volumes will be sufficiently large to cover our operating expenses. We intend to expand our marketing efforts of our products as financial resources are available, and we intend to continue to expand our research and development efforts. Consequently, we will need to generate significant additional revenue or seek additional financings to fund our operations. This has put a proportionate corresponding demand on capital. Our ability to achieve profitability is dependent upon our efforts to deliver a viable product and our ability to successfully bring it to market, which we are currently pursuing. Although our management is optimistic that we will succeed in licensing our technology, we cannot be certain as to timing or whether we will generate sufficient revenue to be able to operate profitably. If we cannot achieve or sustain profitability, then we may not be able to fund our expected cash needs or continue our operations. If we are not able to devote adequate resources to promote commercialization of our technology, then our business plans will suffer and may fail.

Because we have limited resources to devote to sales, marketing and licensing efforts with respect to our technology, any delay in such efforts may jeopardize future research and development of technologies and commercialization of our technology. Although our management believes that it can finance commercialization efforts through sales of our securities and possibly other capital sources, if we do not successfully bring our technology to market, our ability to generate revenues will be adversely affected.

Our internal controls are not effective.

We have determined that our disclosure controls and procedures and our internal control over financial reporting are currently not effective. The lack of effective internal controls, has not yet, but could in the future, materially adversely affect our financial condition and ability to carry out our business plan. As more financial resources come available, we need to invest in additional personnel to better manage the financial reporting processes.

Our management team for financial reporting, under the supervision and with the participation of our chief executive officer and our chief financial officer, conducted an evaluation of the effectiveness of the design and operation of our internal controls. Recognizing the dynamic nature and growth of the Company’s business in the past two years, including the growth of the core operations and the increase in the number of employees, management has recognized the strain on the overall internal control environment. As a result, management has concluded that its internal controls over financial reporting are not effective. Management identified a material weakness with respect to deficiencies in its financial closing and reporting procedures. Management believes this is due to a lack of resources. Management intends to add accounting personnel and operating staff and more sophisticated systems in order to improve its reporting procedures and internal controls, subject to available capital. Until we have adequate resources to address these issues, any material weaknesses may materially adversely affect our ability to report accurately our financial condition and results of operations in the future in a timely and reliable manner. In addition, although we continually review and evaluate internal control systems to allow management to report on the sufficiency of our internal controls, we cannot assure you that we will not discover additional weaknesses in our internal control over financial reporting. Any such additional weakness or failure to remediate the existing weakness could materially adversely affect our financial condition or ability to comply with applicable financial reporting requirements and the requirements of the Company’s various financing agreements.

If we are not able to manage our anticipated growth effectively, we may not become profitable.

We anticipate that expansion will continue to be required to address potential market opportunities for our technology and our products. Our existing infrastructure is limited. While we believe our current manufacturing processes as well as our office and warehousing provide the basic resources to expand as we grow sales of CupriDyne Clean to more than $2 million per month, our infrastructure will need more staffing to support manufacturing, customer service, administration as well as sales/account executive functions. There can be no assurance that we will have the financial resources to create new infrastructure, or that any such infrastructure will be sufficiently scalable to manage future growth, if any. There also can be no assurance that, if we invest in additional infrastructure, we will be effective in expanding our operations or that our systems, procedures or controls will be adequate to support such expansion. In addition, we will need to provide additional sales and support services to our partners if we achieve our anticipated growth with respect to the sale of our technology for various applications. Failure to properly manage an increase in customer demands could result in a material adverse effect on customer satisfaction, our ability to meet our contractual obligations, and our operating results.

Some of the products incorporating our technology will require regulatory approval.

The products in which our technology may be incorporated have both regulated and non-regulated applications. The regulatory approvals for certain applications may be difficult, impossible, time consuming and/or expensive to obtain. While our management believes such approvals can be obtained for the applications contemplated, until those approvals from the FDA or the EPA or other regulatory bodies, at the federal and state levels, as may be required are obtained, we may not be able to generate commercial revenues for regulated products. Certain specific regulated applications and their use require highly technical analysis and additional third-party validation and will require regulatory approvals from organizations like the FDA. Certain applications may also be subject to additional state and local agency regulations, increasing the cost and time associated with commercial strategies. Additionally, most products incorporating our technology that may be sold in the European Union (“EU”) will require EU and possibly also individual country regulatory approval. All such approvals, including additional testing, are time-consuming, expensive and do not have assured outcomes of ultimate regulatory approval.

We need to outsource and rely on third parties for the manufacture of the chemicals, material components or delivery apparatus used in our technology, and part of our future success will be dependent on the timeliness and effectiveness of the efforts of these third parties.

We do not have the required financial and human resources or capability to manufacture the chemicals necessary to make our odor control products. Our business model calls for the outsourcing of the manufacture of these chemicals in order to reduce our capital and infrastructure costs as a means of potentially improving our financial position and the profitability of our business. Accordingly, we must enter into agreements with other companies that can assist us and provide certain capabilities, including sourcing and manufacturing, which we do not possess. We may not be successful in entering into such alliances on favorable terms or at all. Even if we do succeed in securing such agreements, we may not be able to maintain them. Furthermore, any delay in entering into agreements could delay the development and commercialization of our technology or reduce its competitiveness even if it reaches the market. Any such delay related to such future agreements could adversely affect our business.  While we have been able to secure materials and supplies like plastic containers through the COVID-19 crisis, we have not assurances that our ability to purchase in large quantities on a continual basis.

If any party to which we have outsourced certain functions fails to perform its obligations under agreements with us, the commercialization of our technology could be delayed or curtailed.

To the extent that we rely on other companies to manufacture the chemicals used in our technology, or sell or market products incorporating our technology, we will be dependent on the timeliness and effectiveness of their efforts. If any of these parties does not perform its obligations in a timely and effective manner, the commercialization of our technology could be delayed or curtailed because we may not have sufficient financial resources or capabilities to continue such efforts on our own.

We rely on a small number of key supply ingredients in order to manufacture our products.

All of the supply ingredients used to manufacture our products are readily available from multiple suppliers. However, commodity prices for these ingredients can vary significantly, and the margins that we are able to generate could decline if prices rise. If our manufacturing costs rise significantly, we may be forced to raise the prices for our products, which may reduce their acceptance in the marketplace.

If our technology or products incorporating our technology do not gain market acceptance, it is unlikely that we will become profitable.

The potential markets for products into which our technology can be incorporated are rapidly evolving, and we have many successful competitors including some of the largest and most well-established companies in the world. The commercial success of products incorporating our technology will depend on the adoption of our technology by commercial and consumer end users in various fields.

 Market acceptance may depend on many factors, including:

●	the willingness and ability of consumers and industry partners to adopt new technologies from a company with little or no history in the industry;

●	our ability to convince potential industry partners and consumers that our technology is an attractive alternative to other competing technologies;

●	our ability to license our technology in a commercially effective manner;

●	our ability to continue to fund operations while our products move through the process of gaining acceptance, before the time in which we are able to scale up production to obtain economies of scale; and

●	our ability to overcome brand loyalties.

If products incorporating our technology do not achieve a significant level of market acceptance, then demand for our technology itself may not develop as expected, and, in such event, it is unlikely that we will become profitable.

Any revenues that we may earn in the future are unpredictable, and our operating results are likely to fluctuate from quarter to quarter.

We believe that our future operating results will fluctuate due to a variety of factors, including:

●	delays in product development by us or third parties;

●	market acceptance of products incorporating our technology;

●	changes in the demand for, and pricing of, products incorporating our technology;

●	competition and pricing pressure from competitive products; and

●	expenses related to, and the results of, proceedings relating to our intellectual property.

We expect our operating expenses will continue to fluctuate significantly in 2020 and beyond, as we continue our research and development and increase our marketing and licensing activities. Although we expect to generate revenues from licensing our technology in the future, revenues may decline or not grow as anticipated, and our operating results could be substantially harmed for a particular fiscal period. Moreover, our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price most likely would decline.

Some of our revenue may be dependent on the award of new contracts from the U.S. government, which we do not directly control.

Some of our revenue has been generated from sales to the U.S. Defense Logistics Agency through a bid process in response to request for bids. The timing and size of requests for bids is unpredictable and outside of our control. The number of other companies competing for these bids is also unpredictable and outside of our control. In the event of more competition for these awards, we may have to reduce our margins. These variables make it difficult to predict when or if we will sell more products to the U.S. government, which in turns makes it difficult to stock inventory and purchase raw materials.

We have limited product distribution experience, and we rely in part on third parties who may not successfully sell our products.

We have limited product distribution experience and rely in part on product distribution arrangements with third parties. In our future product offerings, we may rely solely on third parties for product sales and distribution. We also plan to license our technology to certain third parties for commercialization of certain applications. We expect to enter into additional distribution agreements and licensing agreements in the future, and we may not be able to enter into these additional agreements on terms that are favorable to us, if at all. In addition, we may have limited or no control over the distribution activities of these third parties. These third parties could sell competing products and may devote insufficient sales efforts to our products. As a result, our future revenues from sales of our products, if any, will depend on the success of the efforts of these third parties.

We may not be able to attract or retain qualified senior personnel.

We believe we are currently able to manage our current business with our existing management team. However, as we expand the scope of our operations, we will need to obtain the full-time services of additional senior management and other personnel. Competition for highly-skilled personnel is intense, and there can be no assurance that we will be able to attract or retain qualified senior personnel. Our failure to do so could have an adverse effect on our ability to implement our business plan. As we add full-time senior personnel, our overhead expenses for salaries and related items will increase from current levels and, depending upon the number of personnel we hire and their compensation packages, these increases could be substantial.

If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to achieve profitability.

Our future success is substantially dependent on the efforts of our senior management, particularly Dennis P. Calvert, our president and chief executive officer. The loss of the services of Mr. Calvert or other members of our senior management may significantly delay or prevent the achievement of product development and other business objectives. Because of the scientific nature of our business, we depend substantially on our ability to attract and retain qualified marketing, scientific and technical personnel. There is intense competition among specialized and technologically-oriented companies for qualified personnel in the areas of our activities. If we lose the services of, or do not successfully recruit, key marketing, scientific and technical personnel, then the growth of our business could be substantially impaired. At present, we do not maintain key man insurance for any of our senior management, although management is evaluating the potential of securing this type of insurance in the future as may be available.

Nondisclosure agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology and processes, we rely in part on nondisclosure agreements with our employees, potential licensing partners, potential manufacturing partners, testing facilities, universities, consultants, agents and other organizations to which we disclose our proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. Since we rely on trade secrets and nondisclosure agreements, in addition to patents, to protect some of our intellectual property, there is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights.

We may become subject to product liability claims.

As a business that manufactures and markets products for use by consumers and institutions, we may become liable for any damage caused by our products, whether used in the manner intended or not. Any such claim of liability, whether meritorious or not, could be time-consuming and/or result in costly litigation. Although we maintain general liability insurance, our insurance may not cover potential claims of the types described above and may not be adequate to indemnify for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could harm our business and operating results, and you may lose some or all of any investment you have made, or may make, in our company.

Litigation or the actions of regulatory authorities may harm our business or otherwise distract our management.

Substantial, complex or extended litigation could cause us to incur major expenditures and distract our management. For example, lawsuits by employees, former employees, investors, stockholders, partners, customers or others, or actions taken by regulatory authorities, could be very costly and substantially disrupt our business. As a result of our financing activities over time, and by virtue of the number of people that have invested in our company, we face increased risk of lawsuits from investors. Such lawsuits or actions could from time to time be filed against our company and/or our executive officers and directors. Such lawsuits and actions are not uncommon, and we cannot assure you that we will always be able to resolve such disputes or actions on terms favorable to our company.

If we suffer negative publicity concerning the safety or efficacy of our products, our sales may be harmed.

If concerns should arise about the safety or efficacy of any of our products that are marketed, regardless of whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research, such concerns could adversely affect the market for those products. Similarly, negative publicity could result in an increased number of product liability claims, whether or not those claims are supported by applicable law.

The licensing of our technology or the manufacture, use or sale of products incorporating our technology may infringe on the patent rights of others, and we may be forced to litigate if an intellectual property dispute arises.

If we infringe or are alleged to have infringed another party’s patent rights, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, do not successfully defend an infringement action or are unable to have infringed patents declared invalid, we may:

●	incur substantial monetary damages;

●	encounter significant delays in marketing our current and proposed product candidates;

●	be unable to conduct or participate in the manufacture, use or sale of product candidates or methods of treatment requiring licenses;

●	lose patent protection for our inventions and products; or

●	find our patents are unenforceable, invalid or have a reduced scope of protection

Parties making such claims may be able to obtain injunctive relief that could effectively block our company’s ability to further develop or commercialize our current and proposed product candidates in the United States and abroad and could result in the award of substantial damages. Defense of any lawsuit or failure to obtain any such license could substantially harm our company. Litigation, regardless of outcome, could result in substantial cost to, and a diversion of efforts by, our company.

Our patents are expensive to maintain, our patent applications are expensive to prosecute, and thus we are unable to file for patent protection in many countries.

Our ability to compete effectively will depend in part on our ability to develop and maintain proprietary aspects of our technology and either to operate without infringing the proprietary rights of others or to obtain rights to technology owned by third parties. Pending patent applications relating to our technology may not result in the issuance of any patents or any issued patents that will offer protection against competitors with similar technology. We must employ patent attorneys to prosecute our patent applications both in the United States and internationally. International patent protection requires the retention of patent counsel and the payment of patent application fees in each foreign country in which we desire patent protection, on or before filing deadlines set forth by the International Patent Cooperation Treaty (“PCT”). We therefore choose to file patent applications only in foreign countries where we believe the commercial opportunities require it, considering our available financial resources and the needs for our technology. This has resulted, and will continue to result, in the irrevocable loss of patent rights in all but a few foreign jurisdictions.

Patents we receive may be challenged, invalidated or circumvented in the future, or the rights created by those patents may not provide a competitive advantage. We also rely on trade secrets, technical know-how and continuing invention to develop and maintain our competitive position. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

We are subject to risks related to future business outside of the United States.

Over time, we may develop business relationships outside of North America, and as those efforts are pursued, we will face risks related to those relationships such as:

●	foreign currency fluctuations;

●	unstable political, economic, financial and market conditions;

●	import and export license requirements;

●	trade restrictions;

●	increases in tariffs and taxes;

●	high levels of inflation;

●	restrictions on repatriating foreign profits back to the United States;

●	greater difficulty collecting accounts receivable and longer payment cycles;

●	less favorable intellectual property laws, and the lack of intellectual property legal protection;

●	regulatory requirements;

●	unfamiliarity with foreign laws and regulations; and

●	changes in labor conditions and difficulties in staffing and managing international operations.

The volatility of certain raw material costs may adversely affect operations and competitive price advantages for products that incorporate our technology.

Most of the chemicals and other key materials that we use in our business, such as minerals, fiber materials and packaging materials, are neither generally scarce nor price sensitive, but prices for such chemicals and materials can be cyclical. Supply and demand factors, which are beyond our control, generally affect the price of our raw materials. We try to minimize the effect of price increases through production efficiency and the use of alternative suppliers, but these efforts are limited by the size of our operations. If we are unable to minimize the effects of increased raw material costs, our business, financial condition, results of operations and cash flows may be materially adversely affected.

Certain of our products sales historically have been highly impacted by fluctuations in seasons and weather.

Industrial odor control products have proven highly effective in controlling volatile organic compounds that are released as vapors produced by decomposing waste material. Such vapors are produced with the highest degree of intensity in temperatures between 40 degrees Fahrenheit (5 degrees Celsius) and 140 degrees Fahrenheit (60 degrees Celsius). When weather patterns are cold or in times of precipitation, our clients are less prone to use our odor control products, presumably because such vapors are less noticeable or, in the case of precipitation, can be washed away or altered. This leads to unpredictability in use and sales patterns for, especially, our CupriDyne Clean product line which accounts for over one-half our total sales.

The cost of maintaining our public company reporting obligations is high.

We are obligated to maintain our periodic public filings and public reporting requirements, on a timely basis, under the rules and regulations of the SEC. In order to meet these obligations, we will need to continue to raise capital. If adequate funds are not available, we will be unable to comply with those requirements and could cease to be qualified to have our stock traded in the public market. As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as related rules adopted by the SEC, has imposed substantial requirements on public companies, including certain corporate governance practices and requirements relating to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our contractors and consultants, could be subject to pandemics, earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, acts of terrorism, acts of war and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely in part on third-party manufacturers to produce and process our products or the raw materials used to make our products. Our ability to obtain supplies of our products or raw materials could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster, pandemics, epidemics, or other business interruption, including the recent novel strain of coronavirus (SARS-CoV-2 aka COVID-19) that originally surfaced in Wuhan, China in December 2019. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain 2 or treat its impact, among others. Our corporate headquarters and offices of Odor-No-More are in Southern California near major earthquake faults and fire zones. Our operations and financial condition could suffer in the event of a major earthquake, fire or other natural disaster.

A coronavirus pandemic is ongoing in many parts of the world and may result in significant disruptions to our clients and/or supply chain which could have a material adverse effect on our business and revenues.

A coronavirus pandemic exists as of the filing of this report. As the pandemic is still evolving as of this time, much of its impact remains unknown, and it is impossible to predict the impact it may have on the development of our business and on our revenues.

Our corporate headquarters and offices of our Odor-No-More division are in Southern California. On March 19, 2020, California’s Governor issued an executive order that all residents of the State must stay at home indefinitely except as needed to maintain “essential critical infrastructure”. As a result, many businesses have closed and many people are out of work. Although many of our clients are included in the definitions of “essential critical infrastructure”, such as wastewater treatment plants and refuse collection infrastructure, it is likely that this “stay at home” order and its effect on California’s economy (and similar orders across the country and world, and their effect on the U.S. and worldwide economy) will adversely affect our clients willingness to purchase our products and services, and thus adversely affect our revenues. No one knows how long these “stay at home” orders will remain in effect, and experts expect that an extended (months-long) stay at home requirement is likely to have an extended and significant impact on the economy as a whole.

The severity of the coronavirus pandemic could also make access to our existing supply chain difficult or impossible by delaying the delivery of key raw materials used in our product candidates and therefore delay the delivery of our products. Any of these results could materially impact our business and have an adverse effect on our business.

A recession in the United States may affect our business.

If the U.S. economy were to contract into a recession or depression, our existing clients, and potential future clients, may divert their resources to other goods and services, and our business may suffer.

Risks Relating to our Common Stock

The sale or issuance of our common stock to Lincoln Park may cause dilution, and the sale of the shares of common stock acquired by Lincoln Park, or the perception that such sales may occur, could cause the price of our common stock to fall.

On August 25, 2017, we entered into an agreement Lincoln Park, pursuant to which Lincoln Park committed to purchase up to $10,000,000 of our common stock for a three-year period. Throughout the 2017 agreement, we sold Lincoln Park approximately 6,300,000 shares of our stock for approximately $1,800,000.

On March 30, 2020, we entered into a second agreement with Lincoln Park (the “2020 LPC Agreement”), replacing the 2017 agreement, pursuant to which we can sell Lincoln Park up to $10,250,000 of our shares. We issued Lincoln Park  1,785,715 shares as consideration for its commitments under the agreement, and Lincoln Park made an initial purchase of $250,000 of shares for $0.14 per share. We filed a registration statement with the SEC that was declared effective on April 21, 2020, registering Lincoln Park’s sale of the commitment shares, the $250,000 in shares in the initial purchase, and an additional 40,000,000 shares that it may purchase. Under the 2020 LPC Agreement, we generally have the right to control the timing and amount of any sales of our shares to Lincoln Park. Sales of our common stock, if any, to Lincoln Park will depend on market conditions and other factors to be determined by us. We may ultimately decide to sell to Lincoln Park all, some or none of the shares of our common stock that may be available for us to sell pursuant to the 2020 LPC Agreement. If and when we do sell shares to Lincoln Park, after Lincoln Park has acquired the shares, Lincoln Park may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, sales to Lincoln Park by us could result in substantial dilution to the interests of other holders of our common stock, as well as sales of our stock by Lincoln Park into the open market causing reductions in the price of our common stock. Additionally, the sale of a substantial number of shares of our common stock to Lincoln Park, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire to effect sales.

Our common stock is thinly traded and largely illiquid.

Our stock is currently quoted on the OTC Markets (OTCQB). Being quoted on the OTCQB has made it more difficult to buy or sell our stock and from time to time has led to a significant decline in the frequency of trades and trading volume. Continued trading on the OTCQB will also likely adversely affect our ability to obtain financing in the future due to the decreased liquidity of our shares and other restrictions that certain investors have for investing in OTCQB traded securities. While we intend to seek listing on the Nasdaq Stock Market (“Nasdaq”) or another national stock exchange when our company is eligible, there can be no assurance when or if our common stock will be listed on Nasdaq or another national stock exchange.

The market price of our stock is subject to volatility.

Because our stock is thinly traded, its price can change dramatically over short periods, even in a single day. An investment in our stock is subject to such volatility and, consequently, is subject to significant risk. The market price of our common stock could fluctuate widely in response to many factors, including:

●	developments with respect to patents or proprietary rights;

●	announcements of technological innovations by us or our competitors;

●	announcements of new products or new contracts by us or our competitors;

●	actual or anticipated variations in our operating results due to the level of development expenses and other factors;

●	changes in financial estimates by securities analysts and whether any future earnings of ours meet or exceed such estimates;

●	conditions and trends in our industry;

●	new accounting standards;

●	general economic, political and market conditions and other factors; and

●	the occurrence of any of the risks described herein.

You may have difficulty selling our shares because they are deemed a “penny stock”.

Because our common stock is not quoted or listed on a national securities exchange, if the trading price of our common stock remains below $5.00 per share, which we expect for the foreseeable future, trading in our common stock will be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with a spouse). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction before the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer and current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Such information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed on broker-dealers by such requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of our common stock and the ability of holders of our common stock to sell their shares.

Because our shares are deemed a “penny stock,” rules enacted by FINRA make it difficult to sell previously restricted stock.

Rules put in place by the Financial Industry Regulatory Authority (FINRA) require broker-dealers to perform due diligence before depositing unrestricted common shares of penny stocks, and as such, some broker-dealers, including many large national firms (such as eTrade and Charles Schwab), are refusing to deposit previously restricted common shares of penny stocks. We routinely issued non-registered restricted common shares to investors, vendors and consultants. The issuance of such shares is subjected to the FINRA-enacted rules. As such, it can be difficult for holders of restricted stock, including those issued in our private securities offerings, to deposit the shares with broker-dealers and sell those shares on the open market.

Because we will not pay dividends in the foreseeable future, stockholders will only benefit from owning common stock if it appreciates.

We have never declared or paid a cash dividend to stockholders. We intend to retain any earnings that may be generated in the future to finance operations. Accordingly, any potential investor who anticipates the need for current dividends from his investment should not purchase our common stock, and must rely on the benefit of owning shares, and presumably a rise in share price. We cannot predict the future price of our stock, and due to the factors enumerated herein, can make no assurance of a future increase in the price of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the expectations underlying our forward-looking statements are reasonable, these expectations may prove to be incorrect, and all of these statements are subject to risks and uncertainties. Therefore, you should not place undue reliance on our forward-looking statements. We have included important risks and uncertainties in the cautionary statements included in this prospectus, particularly the section titled “Risk Factors” incorporated by reference herein. We believe these risks and uncertainties could cause actual results or events to differ materially from the forward-looking statements that we make. Should one or more of these risks and uncertainties materialize, or should underlying assumptions, projections or expectations prove incorrect, actual results, performance or financial condition may vary materially and adversely from those anticipated, estimated or expected. Our forward-looking statements do not reflect the potential impact of future acquisitions, mergers, dispositions, joint ventures or investments that we may make. We do not assume any obligation to update any of the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law. In the light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements. Any forward-looking statement made by us in this prospectus is based only on information currently available to us and speaks only as of the date on which it is made.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders upon exercise of outstanding warrants to purchase common stock. We will receive no proceeds from the sale of shares of common stock by the selling stockholders in this offering. We may receive up to $260,000 in aggregate gross proceeds upon exercise of the remaining underlying warrants. See “Plan of Distribution” elsewhere in this prospectus for more information.

We expect to use any proceeds that we receive under the exercise of the warrants to help fund general working capital for our corporate operations and repayment of debt.

DIVIDEND POLICY

We have never declared or paid a cash dividend to stockholders. We intend to retain any earnings that may be generated in the future to finance operations.

CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and our capitalization as of December 31, 2019 (unaudited), and as adjusted to give effect to the sale of the shares offered hereby and the use of proceeds, as described in the section titled “Use of Proceeds” above.

You should read this information in conjunction with “Managements’ Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing in our Annual Report on Form 10-K for the year ended December 31, 2019.

	As of December 31, 2019
	Actual	As Adjusted(1)
CASH AND CASH EQUIVALENTS	$655,000	$915,000

STOCKHOLDERS’ DEFICIT:
Convertible Preferred Series A, $.00067 Par Value, 50,000,000 Shares Authorized, -0- Shares Issued and Outstanding, at December 31, 2019.	—	—
Common stock, $.00067 Par Value, 400,000,000 Shares Authorized, 166,256,024 Shares Issued at December 31, 2019, and 171,589,358 Shares Issued, as adjusted.	111,000	115,000
Additional paid-in capital	121,327,000	121,583,000
Accumulated other comprehensive loss	(99,000)	(99,000)
Accumulated deficit	123,492,000	123,492,000

Total Biolargo stockholders’ deficit	(2,153,000)	(1,893,000)
Non-controlling interest	(27,000)	(27,000)
Total stockholders’ deficit	(2,180,000)	(1,920,000)
Total liabilities and stockholders’ deficit	3,621,000	3,881,000

(1)

The “as adjusted” column assumes Black Mountain and Gemini both purchase all shares pursuant to their July 2017 warrants for an aggregate exercise price of $260,000, and that all shares registered hereunder are issued.

DILUTION

The net tangible book value of our company as of December 31, 2019 was $(4,073,000) or approximately $(0.024) per share of common stock. Net tangible book value per share is determined by dividing the net tangible book value of our company (total tangible assets less total liabilities) by the number of outstanding shares of our common stock.

Assuming all warrants issued to the Selling Stockholders are exercised (see Note 1 in the Capitalization section immediately above) and the exercise price is received by the Company, our adjusted net tangible book value as of December 31, 2019 would have been ($3,813,000) or approximately $(0.022) per share. This represents an immediate increase in net tangible book value of approximately $0.002 per share to existing stockholders.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS

Market Information

Since January 23, 2008, our common stock has been quoted on the OTC Markets “OTCQB” marketplace (formerly known as the “OTC Bulletin Board”) under the trading symbol “BLGO”.

The table below represents the quarterly high and low closing prices of our common stock for the last three fiscal years as reported by www.otcmarkets.com.

	2018		2018		2020
	High	Low	High	High	High	Low
First Quarter	$0.41	$0.27	$0.27	$0.16	$0.29	$0.12
Second Quarter	$0.45	$0.31	$0.31	$0.16	$0.17*	$0.15*
Third Quarter	$0.45	$0.38	$0.38	$0.22	n/a	n/a
Fourth Quarter	$0.30	$0.36	$0.36	$0.22	n/a	n/a

* For the partial quarterly period through April 21, 2020.

The closing price for our common stock on April 21, 2020, was $0.16 per share.

Holders of our Common Stock

As of April 21, 2020, 178,692,138 shares of our common stock were outstanding and held of record by approximately 650 stockholders of record, and approximately 2,600 beneficial owners.

Dividends

We have never declared or paid a cash dividend to stockholders. We intend to retain any earnings that may be generated in the future to finance operations.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information as of December 31, 2019

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance (c)
Equity compensation plans approved by security holders	17,983,808(1)	$0.36	32,785,644
Equity compensation plans not approved by security holders(2)	19,604,107	$0.41	n/a
Total	37,587,915	$0.40	32,785,644
(1)

Includes 8,769,451 shares issuable under the 2007 Equity Plan, which expired September 6, 2017, and 9,214,356 shares issuable under the 2018 Equity Incentive Plan adopted by the Board on March 7, 2018 and subsequently approved by stockholders on May 23, 2018.

(2)	This includes various issuances to specific individuals either as a conversion of un-paid obligations pursuant to a plan adopted by our board of directors, or as part of their agreement for services

2018 Equity Incentive Plan

On June 22, 2018, our stockholders adopted the BioLargo 2018 Equity Incentive Plan (“2018 Plan”) as a means of providing our directors, key employees and consultants additional incentive to provide services. Both stock options and stock grants may be made under this plan for a period of 10 years. It is set to expire on its terms on June 22, 2028. Our Board of Director’s Compensation Committee administers this plan. As plan administrator, the Compensation Committee has sole discretion to set the price of the options. The plan authorizes the following types of awards: (i) incentive and non-qualified stock options, (ii) restricted stock awards, (iii) stock bonus awards, (iv) stock appreciation rights, (v) restricted stock units, and (vi) performance awards. The total number of shares reserved and available for awards pursuant to this Plan as of the date of adoption of this 2018 Plan by the Board is 40 million shares. The number of shares available to be issued under the 2018 Plan increases automatically each January 1st by the lesser of (a) 2 million shares, or (b) such number of shares determined by our Board.

2007 Equity Incentive Plan

On September 7, 2007, and as amended April 29, 2011, the BioLargo, Inc. 2007 Equity Incentive Plan (“2007 Plan”) was adopted as a means of providing our directors, key employees and consultants additional incentive to provide services. Both stock options and stock grants may be made under this plan for a period of 10 years, which expired on September 7, 2017. The Board’s Compensation Committee administers this plan. As plan administrator, the Compensation Committee has sole discretion to set the price of the options. As of September 2017, the Plan was closed to further stock option grants.

Equity Compensation Plans not approved by stockholders

In addition to the 2018 and 2007 Equity Plans, our board of directors has approved a plan for employees, consultants and vendors by which outstanding amounts owed to them by our company may be converted to common stock or options to purchase common stock. The conversion and exercise price is based on the closing price of our common stock on the date of agreement. If an option is issued, the number of shares purchasable by the option is calculated by dividing the amount owed by the exercise price, times one and one-half.

DESCRIPTION OF BUSINESS

Our Business - Innovator and Solution Provider

BioLargo, Inc. is an innovator of technology-based products and an environmental engineering solutions provider driven by a mission to “make life better”. We feature unique disruptive solutions to deliver clean air, clean water and a clean, safe environment.

Our mission is highlighted by our most recent innovation supported in part with grant funding from the U.S. Environmental Protection Agency to deliver a cost effective solution to remove PFAS from water. PFAS is a contaminant commonly referred to as ‘forever chemicals’ and the ‘contaminant of the decade’ that has been linked to adverse health effects, with cost to clean up estimates by analysts to approach $160 billion globally over the next 20-30 years.

We deliver:

●	complete environmental solutions to clients;

●	cost-effective products sold through distribution partners; and

●	proven technology to our licensing partners

BioLargo combines its robust innovation culture with a highly trained team to be fully equipped to serve clients’ needs in a wide range of environmental projects from start to finish. Our three environmentally focused operating units work together to deliver complete solutions, technology innovation, scientific validation, engineering, design, build, and construction services, maintenance, manufacturing, training, permitting, regulatory compliance, system integration, testing, monitoring and the like.

As a result of our continued commercial progress as well as the continual validation of our technologies, we are now actively engaged in partnership discussions with industry leaders at every level. We are continually reminded by these potential partners that they believe it is better to be the disruptor than to be the disrupted. We fully expect our products and technologies to find commercial adoption around the world and are focused on finding the right partners.

We also continue to develop and commercialize disruptive technologies by providing the capital, support, and expertise to expedite them from “cradle” to “maturity”. Our business strategy is straightforward: we invent or acquire technologies that we believe have the potential to be disruptive in large commercial markets; we incubate and develop these technologies to advance them and promote their commercial success as we leverage our considerable scientific, engineering, and entrepreneurial talent; we then monetize our technologies through a variety of business structures including licensure through established channel partners, joint venture, sale, spin off, or in some circumstances deploying direct-to-market strategies.

We seek to unlock the value of our portfolio of underlying technologies to both advance our purposeful mission while we create value for our stockholders. Once our innovative technologies reach the market, we support their deployment through expanded engineering and service offering, thus simultaneously ensuring high-quality customer service and increasing the revenue potential related to the technology. Because of the success of our engineering services division, in the past year our engineering services have grown to become a significant component of our overall business model. In recent months, the company has also seen a dramatic shift toward expanding product sales through channel partnerships, as exemplified by the Joint Venture agreement with BKT & Tomorrow Water, described in greater detail in the section “Joint Venture Agreement with BKT & Tomorrow Water”. The company is also actively engaged in discussions with other potential high-profile channel partners to pursue licensure agreements for the company’s patented technologies and will disclose material information about these discussions as it becomes available. While these discussions are continuing through the current crisis, and we have no way to accurately predict, we would not be surprised if most potential partners will want to see the crisis subside before material partnerships would be executed.

Our first significant commercial success is our air quality control products and services division Odor-No-More, Inc., which is focused on odor and volatile organic compound (“VOC”) control products sold under the brands CupriDyne Clean and Nature’s Best Science. We plan to gear up for rapid growth as resources become available and as the Covid-19 crisis subsides, as our products are experiencing more widespread market adoption in the waste handling industry through national purchasing agreements with four of the largest industry members, resulting in record revenues for this division in calendar year 2019. To this end, we now offer a menu of services to our clients including engineering design, construction, and installation of misting systems and related equipment used to deliver our liquid chemistry products, as well as ongoing maintenance services for installed systems. We also believe these products will continue to expand through distribution and licensing partnerships around the world in various markets like wastewater treatment and more.

We have also begun expanding with early adopters into new vertical segments such as wastewater treatment, the cannabis industry and various industrial facilities like steel manufacturing and livestock processing operations. In 2019 we executed a five-year white-label distribution agreement with Cannabusters, Inc., a company organized and owned by Mabre Corporation to feature our odor and VOC control technology to the cannabis industry in combination with their air handling and air quality systems. We believe this to be an important opportunity for BioLargo’s odor and VOC control products, as the cannabis and hemp industries are predicted to grow significantly in the US in the coming years and are known to contend with significant odor and VOC challenges (read more under Emerging High-Growth Opportunity in Cannabis / Hemp Industry). We expect the expansion of these commercial developments to be highly dependent upon the COVID-19 crisis subsiding at some level.

Our second commercial operation, BioLargo Engineering, Science & Technologies, LLC (“BLEST”), provides professional engineering and consulting services to third party clients on a fee-for-service basis, and also serves as our in-house engineering team to advance our proprietary technologies and complement service offerings of our other business segments, such as the engineering, design, scale-up, and fabrication activities associated with the commercialization of our water technology subsidiary’s Advanced Oxidation System (AOS) technology, as well as development of a product to treat PFAS contaminated water.

In addition to our two operating subsidiaries, we have technologies and products in the development pipeline progressing towards commercialization, including our water treatment system for decontamination and disinfection (our “Advanced Oxidation System”, or “AOS” – see Pilot Projects discussion below), and our medical products focused on healing chronic wounds, including our recently acquired stem cell therapy called the SkinDiscTM, which is focused on regenerative tissue management and is licensed to our minority-owned subsidiary Clyra Medical Technologies, Inc. (“Clyra Medical”).

We believe our current success with our industrial odor and VOC control products serves to validate our overall business strategy which is focused on technology-based products and services capable of disrupting the status quo in their applicable industry market segment. We believe that the future of our medical and clean water technologies has similar and also very large market opportunities ahead as they are introduced commercially. We also believe that the model of pursuing licensing deals with well-established channel partners in each respective market is currently being validated by the Joint Venture agreement signed with BKT and Tomorrow Water, and that the company has positive indications that further license agreements with prospective channel partners are worth pursuing for the company’s water treatment and air quality control technologies.

We believe it is important to note that in each operating unit, the Covid-19 virus crisis may have a delaying effect on our plans for growth and expansion. We urge the reader to consider our forward-looking statements in light of the extraordinary circumstances of today’s business, social and economic climate. Rapid expansion requires capital and/or partners and given the uncertainty around the virus, we may face delays.

Odor-No-More Industrial Odor and VOC Solutions

Our CupriDyne Clean industrial products reduce and eliminate tough odors and VOC’s in various industrial settings, delivered through misting systems, sprayers, water trucks and similar water delivery systems. We believe the product is the number one performing odor-control product in the market, and that it offers substantial savings to our customers compared with competing products. Our products are proven effective in eliminating a number of VOCs including, but no limited to, hydrogen sulfide (H2S), mercaptans, fatty acids, sulfur compounds and terpenes.

Waste Handling

Our customer base for our odor and VOC business is expanding. We are now selling product to four of the largest solid waste handling companies in the country, and also have secured multiple flagship clients in the wastewater treatment industry, which we expect to become a priority market.

Many of our customers have adopted CupriDyne Clean as a replacement for non-performing competitive products, some of which have been in use by customers for decades. Upon using CupriDyne Clean, our customers consistently express a very high degree of satisfaction with its performance compared to prior solutions. Because of this, we are realizing systematic adoption by our very large corporate customers and expect to serve these customers for years to come. Our experience has helped refine our value proposition and assemble a comprehensive menu of products and services. Our success in this market has validated the market opportunity for our products and services and encourages us to continue investing in infrastructure and sales and marketing to increase revenues. We estimate there are approximately 2,000 active landfills1, 8,000 transfer stations2, and 15,000 wastewater treatment agencies3 in the United States. While all may not have ongoing odor problems or neighbor complaints, we believe many of the facilities have need for a disruptive odor solution like CupriDyne Clean.

The total addressable market for the waste handling and wastewater treatment industries is greater than $1.3 billion. While we are still assessing the size of the cannabis, agriculture and steel manufacturing industries, we believe they could readily double the market opportunities for our product CupriDyne Clean. We have some early experience in the oil field services and oil field remediation markets and are highly encouraged by our products performance controlling VOC’s commonly found in those markets like BTEX (benzene, toluene, ethylbenzene and xylene) and H2S.

Turn-key Full-service Solutions

At the request of our clients, we offer a menu of services to landfills, transfer stations, and wastewater treatment facilities. These services include ongoing maintenance and on-site support services to assist our clients in the design and continued use of the various systems that deliver our liquid products in the field (such as misting systems). We have recently expanded these serves to engineering design, construction and installation. Our engineering team at BLEST has been instrumental in supporting these operations. Our system design, build and install business continues to grow. We have completed multiple installs during the last quarter and have several bids outstanding for CupriDyne Clean delivery systems.

Regional Adoption

Sales of our CupriDyne Clean products and related services were initially made at the local level, on a per-location/facility basis. We would demonstrate our product to the manager of operations at a transfer station or landfill, and he or she ultimately would decide whether to use our products. If owned by a national company, in some instances before the operations manager could buy our products, we were required to obtain official “vendor” status with the company and sign a “national purchasing agreement” (“NPA”). Doing so required a tremendous amount of effort and time. These agreements typically include the addition of our line of products which will be offered through an online purchasing portal to the members around the nation. The process of integrating the data is often delayed by months from the start date of our agreements given their very technical nature. These processes establish an easy and familiar selling and purchasing process for the ongoing and long-term relationships we seek to develop. We now have NPAs with four of the largest solid waste handling companies in the United States. Some of these accounts are now introducing us to regional managers around the country who have the ability to direct the facilities in their region to use our product. We are often replacing companies that have served these customers for 20 to 30 years giving support for our claim of ‘disruption’ to an industry.

We believe that “regional adoption” is a scalable approach for the larger solid waste handling companies that, with sufficient resources, we can implement nationwide. Our current national accounts represent the opportunity to serve more than 3,000 local operations around North America.

We now have a body of evidence that has been developed through direct work with our large national accounts that supports our product claims, namely superior performance, cost savings and service excellence. As a result, we are receiving support from the leadership of our national accounts to help expand our services within their organizations. This support has and will continue to demand that we increase our activity to deliver RFPs (requests for proposals), follow up with and make site visits as a result of introductions to local operators by regional and corporate leaders, follow up on referrals from local operators to other local operators and provide high level customer service and responsiveness to regional office requests for site visits, and offer our products and services to multiple locations with these regional operations. Our experience has shown that the cycle from identifying a new customer that wants to use our products to installing delivery systems and related equipment (if needed), to deploying our products can take from 60 to 180 days. The work is demanding but we know the up-front investment by our team will be rewarded with expanded adoption and recurring revenues. We are continually reminded that in many instances we are replacing companies that have been serving these customers for decades.

We believe that our products will become known as the odor and VOC elimination product that will become selected as a “best practices” tool for the waste handling industry. As we continue to achieve that level of recognition, we believe our large national accounts will want to modify their stance to encourage their local operators around the country to choose our product as the top performer and highest value provider.

In 2019, Odor-No-More hired waste handling industry veteran Mitch Noto as its Director of Corporate Development in an effort to further develop the company’s relationships and connections in the national waste handling industry and to further position CupriDyne® Clean as a key component of “best practices” for industrial odor control. With more than 28 years operations and environmental management experience at one of the largest waste handling companies in the United States, Mr. Noto brings invaluable experience and connections. He most recently spearheaded post-collection operations nationwide and trained and mentored more than 150 field leaders responsible for operational management. He is a recognized expert in waste handling operations.

Joint Venture Agreement with BKT & Tomorrow Water

In December 2019, we entered into a “Joint Venture Framework Agreement” with a leading wastewater treatment solution provider based in South Korea (BKT Tech Co. Ltd., “BKT”), to create a South Korean entity that would manufacture odor and VOC control products based on CupriDyne® Clean. The joint venture has been formed and funded, and intends to begin operations as soon as possible.

BKT is a leading wastewater treatment solutions provider operating in the USA, South Korea and Vietnam with a reputation for adopting innovative, environmentally sustainable technologies and practices. Headquartered in Daejeon, South Korea, BKT has an extensive distribution network throughout Southeast Asia serving more than 400 customers in South Korea alone, and has a presence in more than eight countries globally. Under the terms of the agreement, BioLargo invested $100,000 in the JV, while BKT and its U.S.-based subsidiary Tomorrow Water invested $75,000 each, for proportionate non-dilutive interests. The JV will manufacture the CupriDyne Clean -based odor and VOC control products for distributors throughout Southeast Asia, including BKT. The JV must achieve minimum sales targets to maintain exclusive rights in the Asian markets, and an annual dividend of $2 million paid to BioLargo to secure exclusive rights in perpetuity. Finally, BKT also purchased $350,000 of BioLargo common stock (1,593,807 shares).

Cannabis Industry

Odor-No-More recently entered into a five-year “white-label” distribution agreement with Cannabusters, Inc., a sister company to Mabre Air Systems, to sell its CupriDyne Clean odor and VOC control products to Cannabis and Hemp grow and production facilities, which represent a target market that management’s research indicates is in sore need of new odor control products and services. Cannabusters has decades of experience with air quality management through their sister company Mabre Air Systems, a leader in air quality control systems in Italy.

The cannabis industry is facing increased scrutiny by regulators to better control of hazardous air pollutants called terpenes that are a natural part of production and processing. These gases can also cause malodors that demand attention and can be problematic as these companies seek to maintain good community relations and avoid legal entanglements or lawsuits over nuisance odors. Odor abatement operating procedures are part and parcel to the permitting processes for companies involved in the industry and have typically included traditional carbon filters. With the growth and concentration of cannabis related operators, the industry has come to recognize that the volume of terpenes and air flow in a typical operation are often more than the traditional carbon filter-based systems can manage effectively. Odor complaints persist. Third party experts have tested our product and demonstrated that they eliminate the odor-causing chemicals emanating from cannabis grow and production operations. As a result, we have had a number of experts in the cannabis industry tell us that our products could become part of the ‘best practices’ operating procedures for this industry and are working toward that goal. With more than 15,000 licensed operators in California alone, we believe this is a substantial market opportunity.

We believe the Covid-19 virus crisis may have a delaying effect on our plans for growth and expansion. We urge the reader to consider our forward-looking statements in light of the extraordinary circumstances of today’s business, social and economic climate.

Wastewater Treatment

We are beginning to sell CupriDyne Clean to wastewater treatment facilities in our local markets. Our clients are prominent municipal agencies and have indicated a desire to expand the use of our products and services to additional locations in their service areas. As a result of our success in the field, a client featured our product as an example of ‘Best Practices’ for the wastewater treatment industry at a national water quality conference hosted by the Water Environment Federation. We anticipate overall longer selling cycles given the technical sophistication of the customers in this market, and believe that channel partnerships with leading companies that already sell and service this highly technical market will be required for our ultimate success. We are encouraged and are evaluating various strategies to maximize our marketing and selling proposition into this mature and well-established market. We are actively engaged in discussions with potential distribution partners and leading engineering firms with well established relationships to the clients in order to service this very large market. To this end, we also recently added a 21-year veteran of the water and wastewater industry, Tonya Chandler to the BioLargo team to serve as Director of Strategic Marketing and Business Development and assist us in developing this distribution channel.

We also are in discussions with very large international distributors to sell and distribute our products around the world. These efforts would be directly supported with our newly formed joint venture to manufacture product for deliver and distribution in southeast Asia.

Full Service Environmental Engineering

Our subsidiary BioLargo Engineering, Science & Technologies, LLC (“BLEST”) offers environmental engineering services to third parties, and provides engineering support services to our internal teams to accelerate the commercialization of our technologies. Its website is found at www.BioLargoEngineering.com.

BLEST focuses its efforts in four areas:

●	Providing engineering services to third-party clients;

●	Supporting the AOS development efforts by working with our Canadian subsidiary, BioLargo Water;

●	Supporting our team at Odor-No-More to provide engineering and design of the CupriDyne Clean delivery systems to the waste handling industry; and

●	Developing new products or engineered solutions for high value targets like:

o

our work to develop a feasible and affordable treatment technology to address the national crisis of per- and polyfluoroalkyl substance (PFAS) water contamination, funded through a US EPA SBIR Phase I, and for which BLEST has recently submitted a Phase II EPA SBIR grant proposal to fund the scale-up and field demonstration of the new technology;

o

our work to refine and validate CupriDyne Clean’s efficacy and delivery systems for managing terpenes from cannabis production, and to refine and validate CupriDyne Clean’s efficacy and delivery systems for eliminating hydrogen sulfide (H2S), a common air contaminant associated with industries like wastewater treatment;

o	our work to provide initial proof of claim for CupriDyne Clean’s efficacy in high volume industrial settings for VOC and air contaminant mitigation; and

o	Legionella prevention and monitoring systems.

The subsidiary is based in Oak Ridge (a suburb of Knoxville), Tennessee, and employs seven scientists and engineers who collectively have over two hundred years of experience in diverse engineering fields. The team is led by Randall Moore, who served as Manager of Operations for Consulting and Engineering for the Knoxville office of CB&I Environmental & Infrastructure and was formerly a leader at The Shaw Group, Inc., a Fortune 500 global engineering firm. The other team members are also former employees of CB&I and Shaw. The team is highly experienced across multiple industries and they are considered experts in their respective fields, including chemical engineering, wastewater treatment (including design, operations, data gathering and data evaluation), process safety, energy efficiency, air pollution, design and control, technology evaluation, technology integration, air quality management & testing, engineering management, permitting, industrial hygiene, applied research and development, air testing, environmental permitting, HAZOP review, chemical processing, thermal design, computational fluid dynamics, mechanical engineering, mechanical design, NEPDES permitting, RCRA/TSCA compliance and permitting,  project management, storm water design & permitting, computer assisted design (CAD), bench chemistry, continuous emission monitoring system operator, data handling and evaluation and decommissioning and decontamination of radiological and chemical contaminated facilities.

Business Development at BLEST

In 2019, BLEST was awarded subcontracts to do work on seven U.S. Air Force bases in Texas, Kansas, Illinois and Arizona, and is attempting to secure additional contracts. Primary contractor Bhate Environmental Associates, Inc. has bid multiple additional projects with BioLargo to conduct “Fence-to-Fence (F2F) environmental compliance”. The total value of the contracts awarded (split between the prime contractor Bhate and its subcontractors, including BLEST) is in excess of $15 million over five years (with one year guaranteed). BLEST is responsible for air quality compliance, one of the three major components of the services.

BLEST recently completed a feasibility and placement study for 1.1 million tons of magnesium rich production tailings in Northern California for a new client, and has confirmed technical ability to convert the contents of the tailings ponds into a marketable product. This project is now transitioning into laboratory-based process development work to validate the chemical process to produce magnesium hydroxide of 99% purity from the tailings. This project has a current back log of over $125,000.

CIBC, BLEST’s client that is planning to build a $750 million municipal waste processing facility in Chesapeake, VA, has begun its Phase I of this project. BLEST, serving as Owner’s Engineer, will prepare a comprehensive Design Basis and a bid Specification to solicit a fixed price bid from an EPC contractor to design and construct Phase I of the plant. BLEST anticipates the Design Basis and Bid Spec to provide $90,000 in revenue to BLEST.

BLEST received multiple awards from Lamb Weston in February 2020, totaling approximately $78,000 for four plant sites. Lamb Weston is upgrading air pollution control systems at these sites to control emissions of oil mist and particulate from potato frying operations. BLEST is serving as design consultant and engineering oversight for new systems at each plant. With the COVID-19 crisis this work will be delayed.

Water contamination – new technology to eliminate PFAS

Per- and poly-fluoroalkyl substances (“PFAS”) are a class of man-made chemicals found in a wide variety of household and commercial goods, including food, fabrics, cleaning products, electronics, and more. A growing body of evidence shows that PFAS ingestion by humans is linked to cancer, fertility problems, asthma, and more. Scientists are discovering PFAS contamination in local municipal drinking water across the United States (and around the world), meaning that people and wildlife are likely being exposed to these contaminants daily. In the U.S. alone, it is estimated that PFAS contamination may be threatening the drinking water supply for over 110 million people. With PFAS posing widespread and serious water safety problems, governments and industry are actively seeking new technologies and processes to eliminate PFAS from groundwater and drinking water. In response to “extensive public interest”, the U.S. Environmental Protection Agency (“EPA”) created an “action plan” to provide short- and long-term solutions, develop national research and risk-communication programs, and otherwise take a pro-active approach to what they describe as an “emerging environmental challenge.” (See https://www.epa.gov/pfas.)

 EPA has established health advisories for PFAS chemicals based on the agency’s assessment of the latest peer-reviewed science to provide drinking water system operators, and state, tribal and local officials who have the primary responsibility for overseeing these systems, with information on the health risks of these chemicals, so they can take the appropriate actions to protect their residents. EPA is committed to supporting states and public water systems as they determine the appropriate steps to reduce exposure to PFOA and PFOS in drinking water. As science on health effects of these chemicals evolves, EPA will continue to evaluate new evidence.

To provide Americans, including the most sensitive populations, with a margin of protection from a lifetime of exposure to PFOA and PFOS from drinking water, EPA has established the health advisory levels at 70 parts per trillion. Some states have lower limits. In summer of 2019, the State of California’s Division of Drinking Water updated its own guidelines to set notification levels as low as 5.1 parts per trillion for certain PFAS compounds. Recently Michigan has proposed to set detection limits as low as 6-8 parts per trillion (ppt) highlighting the increasing urgency of solving this environmental challenge. Given these extremely stringent PFAS limits and the seriousness of failing to provide drinking water that meets these standards, municipalities have an urgent and serious need for technologies that can effectively and cost-efficiently eliminate PFAS contaminants from drinking water supplies. Testing concluded that 86 water systems in Southern California serving 9 million residents had PFAS contamination. In response, cities are shutting down water wells until the contamination can be removed. A leading water agency based in Southern California estimates the cost associated with the clean-up of PFAS in its ground water wells to reach $850 million and market analysts estimate the price to clean up PFAS globally could exceed $160 billion over the next 20 – 30 years. In 2019, BLEST management made it a priority to develop a novel technology that could realistically address this problem.

Based on a novel concept to eliminate PFAS compounds, in 2019 the EPA awarded BLEST an SBIR Phase I Competitive grant in the amount of $100,000 to further investigate its solution for the removal of PFAS from water. BLEST has leveraged the grant to develop a proprietary PFAS treatment device called an “Aqueous Electrostatic Concentrator” (or “AEC”). The device, currently at a laboratory “bench” scale, has demonstrated significant capabilities in reducing PFAS contaminants in water, achieving over 99% removal in continuous water flow in many applications, with projected electrical costs below 30 cents per 1,000 gallons. BLEST engineers have determined that the AEC technology is highly scalable to the water volumes required by large municipalities. Work is progressing and highly encouraging on the AEC and management believes it could be ready for commercial trails within the next 3-6 months. The AEC has a number of key value propositions over incumbent technologies, namely lower cost and higher efficiency in the removal of PFAS.

Given the team’s previous roles as project leaders in some of the most notable remediation projects around the world over the past 30 years, and the break through innovation of the AEC, management is rapidly becoming recognized as a leading innovator in the field of PFAS remediation and as such, is being invited to present on the AEC at a conferences around the world. During 2019 they presented at an event organized by prominent Southern California innovation association Sustain SoCal and The Technology Collaboration Center- Water Industry Workshop held in Houston Texas, and has also been asked to present its PFAS and other solutions at several other similar events by other organizations in 2019, including the BlueTech Week in San Diego in November of 2019 and the Confluence Tech Showcase in Westchester Ohio in December. They have been asked to be a key-note speaker at a number of events that have been delayed recently as a result of the coronavirus outbreak. They are scheduled to present at the European Water Tech Week conference to be held in the Netherlands in the fall of 2020. BLEST has applied for a Phase II EPA grant for funding to finish the product design and start a go-to-market campaign. BLEST and BioLargo management have also already been approached by potential partners and customers for the AEC, and company management will provide more information about these relationships as discussions progress.

BioLargo Water and the Advanced Oxidation System - AOS

BioLargo Water is our wholly owned subsidiary located on campus at the University of Alberta, Canada, that has been primarily engaged in the research and development of our Advanced Oxidation System (“AOS”).  The AOS is our patented water treatment device that generates a series of highly oxidative species of iodine and other molecules that, because of its proprietary configuration and inner constituents, allow it to eliminate pathogenic organisms and organic contaminants as water passes through the device and it performs with extreme efficacy while consuming very little electricity. Its key application is rapid and highly efficient decontamination and disinfection of various types of waters.

The AOS technology has received more than 75 research grants and been a feature of more than 20 collaborations with academia and industry. It has continued to be recognized for its scientific innovation and disruptive market potential. The AOS is now being prepared to be launched commercially. Recent scale-up designs have demonstrated its ability to achieve a scalable modular design on a skid mount, which can process 500 gallons per minute. This configuration can then be replicated to achieve very large-scale municipal treatment objectives opening up a host of commercial opportunities. BioLargo Water has recently launched a crowd funding initiative at www.WaterWorksFund.com which we believe will yield a number of valuable benefits, including industry wide exposure.

The key value proposition of the AOS is its ability to eliminate a wide variety of contaminants with high performance while consuming extremely low levels of both input electricity and chemistry – a trait made possible by the complex set of highly oxidative iodine compounds generated within the AOS reactor. Our proof-of-concept studies and case studies have generated results that project the AOS will be more cost- and energy-efficient than commonly used advanced water treatment technologies such as UV, electro-chlorination, and ozonation. This value proposition sets the AOS technology above other water treatment options, as we believe the AOS may allow safe and reliable water treatment for significantly lower cost compared to its competitors and may even enable advanced water treatment in applications where it otherwise would have been prohibitively costly.

The AOS has the potential to allow reliable and cost-effective water treatment in numerous industries and applications where high-level disinfection or elimination of hard-to-treat organic contaminants is required. We believe the total serviceable market for our AOS is $10.75 billion for the poultry processing, food & beverage, and storm water segments with a target beachhead market for poultry processing in North America at an estimated $240 million.

AOS History

Our AOS was the result of breakthroughs in both advanced iodine electrochemistry and advances in materials engineering, and its invention led to BioLargo’s co-founding of a multi-year industrial research chair whose goal was to solve the contaminated water issues associated with the Canadian Oil Sands at the University of Alberta Department of Engineering in conjunction with the top five oil companies in Canada, the regional water district, and various environmental agencies of the Canadian government. As an innovator, we had hoped to be able to offer a breakthrough solution into an emerging market to help shorten the adoption cycle. That did not happen. Given the fact that oil companies are now managing yet another price crisis and there has been no regulatory mandate for compliance and industry has taken a wait-and-see position with regards to such mandates, therefore we will continue to focus on energies on other markets until such time as proper resources are available. Our AOS is an award-winning invention that is supported by science and engineering financial support and highly competitive grants (over 75) from various federal and provincial funding agencies in Canada such as NSERC, NRC- IRAP, and Alberta Innovates and in the United States by the Metropolitan Water District of Southern California.

In a similar situation, the company had invested considerable time positioning the AOS to serve in the maritime industry to help treat ballast water discharged from shipping vessels to help protect local water ways from potentially invasive species contamination. The governing bodies responsible, the International Maritime Organization (IMO) and the US Coast guard, extended the deadlines for regulatory compliance to what has now become a total extension of 15 years from its originally planned adoption, and pushed compliance out to the year 2030. While many companies in this sector failed or, at a minimum suffered extreme financial hardships, we wisely elected to stand down from this market and focus on markets with well-established regulatory frameworks.

In the fall of 2017, we had developed a strategic alliance with one of the largest engineering firms in the world to focus on the scale-up and refinement of the AOS technology. Within months of forming that strategic alliance, our then new alliance partner suffered a financial melt-down as a result of a multi-billion loss in a protracted litigation, which then resulted in the rapid dismantling and sale of all the assets of the 55,000-employee global engineering firm (CB&I).

In each of these situations, while obviously painful, we remained steadfast and confident that our AOS had an important role to play in the water industry. We diversified the focus of the AOS to targets where we could add value where other technologies simply could not, like poultry process (food & beverage) and now storm-water treatment. We leveraged our considerable talent to secure major grant funding to help us advance the science. We ‘made lemonade from lemons’ by starting our own full-service environmental engineering firm built on the cornerstone of innovators and team leaders from CB&I to now become known as BioLargo Engineering Science & Technologies, (BLEST).

Recent work done in two studies in collaboration with Dr. Rimeh Daghrir of the Centres des Technologies de L’Eau in Saint Laurent, Québec and Dr. Greg Goss of the University of Alberta in Edmonton, AB, have helped to demonstrate that AOS-treated water is not toxic when discharged to the environment, a crucial step in the process of commercializing the AOS technology. These studies helped to show that while some iodinated disinfection byproducts are produced by the AOS in low quantities (less than 1 ppb), it is not expected that the AOS produces effluent that is unsafe for the environment. Furthermore, the study conducted by Dr. Daghrir found additional evidence that the AOS is capable of degrading and eliminating pharmaceutical micropollutants such as antibiotics found in water, strengthening the technology’s claim to eliminating hard-to-treat micropollutants.

AOS – Going Commercial

Our immediate goals for the development and commercialization of the AOS are: 1) to secure direct investment into the BioLargo Water subsidiary to empower its staff to complete its development cycle, 2) complete the ongoing pre-commercial field pilot studies which are necessary to generate the techno-economic data required to secure commercial trials, entice future customers, and commence traversal of regulatory pathways, 3) conduct the first commercial trials with the AOS, and 4) secure first sale of the AOS. It is our belief that once pre-commercial pilots have concluded with the AOS, we will be able to entice major water industry players to partner with BioLargo Water to accelerate market adoption of the AOS.

Pre-commercial Pilot Projects for AOS

We are now underway on multiple pre-commercial field pilot projects involving the AOS water treatment system.

The first project involves treating poultry wastewater on-site at a facility in Alberta Canada, with support from the Canadian Poultry Growers Association. In this pilot, the AOS was assessed for its ability to eliminate bacteria and other contaminants from poultry processing wastewater effectively and cost-efficiently and to establish operating costs (OPEX) and capital costs (CAPEX) in a field setting. BioLargo Water built and installed a complete water “treatment train” with equipment to address all aspects of the client’s water treatment needs, including organic contaminants, suspended solids, and biological organisms, in addition to the connected AOS unit. Therefore, this pilot also represents BioLargo’s first assessment as a “total solutions provider”, which could open the door for a wider array of future water treatment market opportunities. Funded in part by Canadian government grants, the first phase of this pilot has successfully concluded. We are now working with the operator to establish a commercial pilot project to treat wastewater from all farm operations to Canadian potable standards such that it can be reused in poultry processing operations.

This will be the first-ever commercial trial for the AOS technology, marking a pivotal moment in the commercialization of BioLargo’s proprietary technology.

In another recently concluded pilot project, the AOS was used on-site at a Californian micro-brewery as a polishing (final disinfection) step in a wastewater “treatment train” whose goal is to reduce wastewater contaminant load to levels that would allow the microbrewery to reduce its wastewater discharge fines and enable water reuse. This pilot established the efficacy of the AOS in a field setting for disinfection, the OPEX and CAPEX of the system, and the AOS’ ability to “plug and play” in the context of diverse supporting equipment and logistics.

In addition, in late 2019 we commenced an AOS pre-commercial pilot that to treat Southern California stormwater at our Westminster, California facility. The pilot’s goal is to demonstrate the technical and economic feasibility of deploying the AOS to enable stormwater treatment and reuse, an important and emerging water management application in the US and Canada. The pilot is helping establish the capital and operating costs of the AOS in this application, a crucial step before potential commercial pilot clients and paying customers would consider the technology in this industrial setting. The pilot project is supported in part by research and development funding of to up to $189,000 from the National Research Council of Canada Industrial Research Assistance Program (NRC IRAP). BioLargo Water is collaborating on the project with Richard Watson & Associates, Inc. and Carollo Engineers, Inc. Richard Watson has been active in stormwater quality management since 1990 and currently consults to three watershed management groups in Los Angeles County. Carollo Engineers, a leading environmental engineering firm providing cost-effective, innovative, and reliable water treatment solutions, will provide engineering and water treatment validation for the project.

These pilot projects represent an important step for our AOS technology. We are confident in our disruptive water treatment technology and have proven its treatment capabilities in the lab. However, pilot projects for the AOS, as with any technology, are crucial to prove its reliability to industry stakeholders as well the capital cost and operating costs of our technology at-scale. These data will be critical to pave the way for future market adoption. We have other pilots currently in evaluation to support this same cause.

We have recently completed a design for a 500 gallon per minute AOS spiral design and construction is under way of a commercial prototype. We believe this accomplishment will open up a host of commercial opportunities as we show that our system can handle high volume applications.

We believe that our current designs for the AOS are cost-effective, commercially viable and should be ready for their first commercial launch in 2020. We secured a patent on the AOS in 2018, and another in March 2019. We intend to continue refining and improving the AOS continually to accomplish a series of goals: expanded patent coverage, extended useful life, lower capital costs, lower energy costs, optimized performance, precise configurations for specific industry challenges, portability, and identifying its performance limits. Our current and most pressing goal for the AOS, as evidenced by the pilot projects described above, is to demonstrate its efficacy in field settings, which is a crucial and necessary step for the commercialization of any water treatment system.

We are also evaluating opportunities to collaborate with our new joint venture partner BKT based in South Korea and its sister company based in Southern California, Tomorrow Water to work together to develop international financial support for cross border technology transfer as well as commercial opportunities.

BioLargo Water has recently launched a crowd funding initiative at www.WaterWorksFund.com which we believe will yield a number of valuable benefits, including industry wide exposure.

We believe the Covid-19 virus crisis may have a delaying effect on our plans for growth and expansion. We urge the reader to consider our forward-looking statements in light of the extraordinary circumstances of today’s business, social and economic climate.

Advanced Wound Care - Clyra Medical

We also are a minority stockholder and licensor of technology to Clyra Medical Technologies, Inc., a company we founded which is focused on advanced wound care, infection control and regenerative tissue therapy. Clyra has been supported through direct investment by investors, has recently secured its FDA 510(k) clearance for its first product. Clyra has assembled a world-class team that includes a 30-member advisory board of experts and clinicians from the industry. Clyra is also actively engaged in partnership discussions with industry leaders as it is preparing for targeted clinical work to validate its high value product designs.

We initially formed Clyra Medical to commercialize our technology in the medical products industry, which we believe can be disruptive to many competing product lines. Our initial product designs focus in the “advanced wound care” field, which includes traumatic injury, diabetic ulcers, and chronic hard-to-heal wounds. We also have designs for products focused on preventing or controlling infections. In late 2018, we also acquired our second technology, a stem cell therapy technology, SkinDisc, that is both complementary to our antimicrobial product designs and it also presents a high value proposition to offer stand-alone products to the advanced wound care industry to assist in regenerating tissue. With the addition of highly skilled team members with extensive experience and proven track record of success in the medical industry and, the addition of the SkinDisc, Clyra have expanded its plans to focus and build out a complete line of products to deliver state of the art solutions to assist in healing wounds. It is also presently evaluating a number of additional licensing opportunities to add complementary technologies and products to its portfolio with the goal of offering a complete menu of proprietary and patented products to better serve the advanced wound care patient population with state-of-the-art medical products. We believe the total addressable market for these products in the advanced wound care, dental, orthopedics and regenerative tissue markets exceeds $1 billion.

FDA Pre-market Clearance under Section 510(k)

On September 17 2019, Clyra received notification that it had received pre-market clearance from the U.S. Food and Drug Administration (“FDA”) to market its Clyra Wound Irrigation Solution, designed for cleansing, irrigating, and debriding dermal wounds and burns, in addition to moistening and lubricating absorbent wound dressings, under Section 510(k) of the Food, Drug, and Cosmetic Act. This product combines the broad-spectrum antimicrobial capabilities of iodine in a platform complex that promotes and facilitates wound healing. It is highly differentiated from existing antimicrobials in multiple ways - by the gentle nature in which they perform, extremely low dosing of active ingredients, reduced product costs, extended antimicrobial activity, and biofilm efficacy. In addition, iodine has no known acquired microbial resistance, unlike many competing products.

Clyra is leveraging its success on this initial product to create derivative products for infection control and wound therapy in the orthopedics, dental and veterinary markets.

Clyra has multiple patent applications pending for medical products, and are preparing additional applications. While these patent applications are pending, we intend to continue expanding patent coverage as we refine and expand our medical products.

We believe this product’s future role in the advanced wound care industry will be disruptive to many incumbent competing products like silver, hypochlorous acid and even other iodine-based products and therefore our extraordinary investment of time and money will have significant opportunity to generate a considerable return on investment as the products find their way through the FDA process for clearance and then to market adoption. Simply stated, we believe it is worth it and that we will succeed.

Clyra is actively engaged in negotiating collaborations with industry partners and is working to secure the capital invested directly into Clyra, that is needed to accelerate clinical validations for its high value product applications as well as sales and marketing.

SkinDisc

Our second technology and its related products center around the SkinDisc technology which we acquired in late 2018 from Scion Solutions, LLC (“Scion”). Scion is led by Spencer Brown, a medical device industry veteran with more than 35 years’ experience in sales, account management, and distribution in the medical device industry. The SkinDisc product was developed by Dr. Brock Liden, a renowned medical podiatrist and expert in wound care and diabetic limb salvage. The SkinDisc is a therapy product that uses a patient’s own bone marrow and plasma in a unique mixture to generate a cell-rich bio gel for use with chronic wounds. It has been tested in over 250 patient cases with no adverse effects, and has successfully aided in the salvage of limbs that otherwise would have been amputated in time frames as short at 4 to 7 weeks with one or two applications.

Intellectual Property

We have 20 patents issued, including 18 in the United States, and multiple pending. We believe these patents provide a foundation from which to continue building our patent portfolio, and we believe that our technology is sufficiently useful and novel that we have a reasonable basis upon which to rely on our patent protections. We also rely on trade secrets and technical know-how to establish and maintain additional protection of our intellectual property. As our capital resources permit, we expect to expand our patent protection as we continue to refine our inventions as well as make new discoveries. See the detailed discussion below of our patent portfolio.

We regard our intellectual property as critical to our ultimate success. Our goal is to obtain, maintain and enforce patent protection for our products and technologies in geographic areas of commercial interest and to protect our trade secrets and proprietary information through laws and contractual arrangements.

Our Chief Science Officer, Mr. Kenneth R. Code, has been involved in the research and development of the technology since 1997. He has participated in the Canadian Federal Scientific Research and Experimental Development program, and he was instrumental in the discovery, preparation and filing of the first technology patents. He has worked with manufacturers, distributors and suppliers in a wide variety of industries to gain a full appreciation of the potential applications and the methodologies applicable to our technology for their manufacture and performance. He continues to research methods and applications to continue to expand the potential uses of our technology as well as work to uncover new discoveries that may provide additional commercial applications to help solve real world problems in the field of disinfection.

We incurred approximately $1,500,000 in expense related to our research and development activities in 2019, a decrease of approximately $250,000 compared with the prior year. This was due to a shit of focus in our Canadian facility to commercializing our AOS technology.

We believe that our suite of intellectual property covers the presently targeted major areas of focus for our licensing strategy. The description of our intellectual property, at present, is as follows:

U.S. Patents

●        U.S. Patent 10,238,990, issued on March 26, 2019, and 10,051,866, issued on August 21, 2018, which protect our AOS system.

●        U.S. Patent 10,046,078, issued on August 14, 2018, relating to the misting systems that eliminate odors in waste transfer stations, landfills, and other waste handling facilities.

●        U.S. Patent 9,883,653 issued on February 8, 2018, which encompasses a litter composition used in the absorption of animal wastes.

●        US Patent 9,414,601 granted August 16, 2016, relating to the use of an article for application to a surface to provide antimicrobial and/or anti-odor activity. At least one of the reagents is coated with a water-soluble, water dispersible or water-penetrable covering that prevents ambient conditions of 50% relative humidity at 25ºC from causing more than 10% of the total reagents exposed to the ambient conditions from reacting in a twenty-four hour period.

●        U.S. Patent 8,846,067, issued on September 30, 2014, which encompasses a method of treating a wound or burn on tissue to reduce microbe growth about a wound comprising applying an antimicrobial composition to the wound or burn on tissue using a proprietary stable iodine gel or liquid. This patent covers our technology as used in products being developed by our subsidiary, Clyra Medical Technologies.

●        U.S. Patent 8,757,253, issued on June 24, 2014, relating to the moderation of oil extraction waste environments.

●        U.S. Patent 8,734,559, issued on May 27, 2014, relating to the moderation of animal waste environments.

●        U.S. Patent 8,679,515 issued on March 25, 2014, titled “Activated Carbon Associated with Alkaline or Alkali Iodide,” which provides protection for our BioLargo® AOS filter.

●        U.S. Patent 8,642,057, issued on February 14, 2014, titled “Antimicrobial and Antiodor Solutions and Delivery Systems,” relating to our liquid antimicrobial solutions, including our gels, sprays and liquids imbedded into wipes and other substrates.

●        U.S. Patent 8,574,610, issued on November 5, 2013, relating to flowable powder compositions, including our cat litter additive.

●        U.S. Patent 8,257,749, issued on September 4, 2012, relating to the use of our technology as protection of against antimicrobial activity in environments that need to be protected or cleansed of microbial or chemical material. These environments include closed and open environments and absorbent sheet materials that exhibit stability until activated by aqueous environments. The field also includes novel particle technology, coating technology or micro-encapsulation technology to control the stability of chemicals that may be used to kill or inhibit the growth of microbes to water vapor or humidity for such applications.

●        U.S. Patent 8,226,964, issued on July 24, 2012, relating to use of our technology as a treatment of residue, deposits or coatings within large liquid carrying structures such as pipes, drains, ducts, conduits, run-offs, tunnels and the like, using iodine, delivered in a variety of physical forms and methods, including using its action to physically disrupt coatings. The iodine’s disruptive activity may be combined with other physical removal systems such as pigging, scraping, tunneling, etching or grooving systems or the like.

●        U.S. Patent 8,021,610, issued on September 20, 2011, titled “System providing antimicrobial activity to an environment,” relating to the reduction of microbial content in a land mass. Related to this patent are patents held in Canada and the European Union.

●        U.S. Patent 7,943,158, issued on May 17, 2011, titled “Absorbent systems providing antimicrobial activity,” relating to the reduction of microbial content by providing molecular iodine to stabilized reagents.

●        U.S. Patent 7,867,510, issued on January 11, 2011, titled “Material having antimicrobial activity when wet,” relating to articles for delivering stable iodine-generating compositions.

Pending Patent Applications

Most recently, we filed two patent applications in the United States for our advanced wound care formulas. The inventions in these applications form the basis for the work at Clyra Medical and the products for which that subsidiary intends to seek FDA approval. In addition to these applications, we have filed patent applications in multiple foreign countries, including the European Union, pursuant to the PCT, and other provisional applications.

Subject to adequate financing, we intend to continue to expand and enhance our suite of intellectual property through ongoing focus on product development, new intellectual property development and patent applications, and further third-party testing and validations for specific areas of focus for commercial exploitation. We currently anticipate that additional patent applications will be filed during the next 12 months with the USPTO and the PCT, although we are uncertain of the cost of such patent filings, which will depend upon the number of such applications prepared and filed. The expense associated with seeking patent rights in multiple foreign countries is expensive and will require substantial ongoing capital resources. However, we cannot give any assurance that adequate capital will be available. Without adequate capital resources, we will be forced to abandon patent applications and irrevocably lose rights to our technologies.

Competition

We believe that our products contain unique characteristics that distinguish them from competing products. In spite of these unique characteristics, our products face competition from products with similar prices and similar claims. We face stiff competition from companies in all of our market segments, and many of our competitors are larger, better-capitalized, sell under valuable and long-established brands, and have more industry experience.

For example, we would compete with the following leading companies in our respective markets:

●

Disinfecting/Sanitizing: Johnson & Johnson, BASF Corporation, Dow Chemical Co., E.I. DuPont De Nemours & Co., Chemical and Mining Company of Chile, Inc., Proctor and Gamble Co., Diversey, Inc., EcoLab, Inc., Steris Corp., Clorox, and Reckitt Benckiser.

●	Water Treatment: GE Water, Trojan UV, Ecolab, Pentair, Xylem and Siemens AG.

●	Medical Markets: Smith & Nephew, 3M, ConvaTec and Derma Sciences.

●	Industrial Odor Control: MCM Odor Control and OMI Industries.

Each of these named companies and many other competitors are significantly more capitalized than we are and have many more years of experience in producing and distributing products.

Additionally, our technology and products incorporating our technology must compete with many other applications and long embedded technologies currently on the market (such as, for example, chlorine for disinfection).

In addition to the competition we face for our existing products, we are aware of other companies engaged in research and development of other novel approaches to applications in some or all the markets identified by us as potential fields of application for our products and technologies. Many of our present and potential competitors have substantially greater financial and other resources and larger research and development staffs than we have. Many of these companies also have extensive experience in testing and applying for regulatory approvals.

Finally, colleges, universities, government agencies, and public and private research organizations conduct research and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology that they have developed, some of which may be directly competitive with our applications.

Governmental Regulation

We will have products (each, a ‘‘Medical Device”) that will be subject to the Federal Food, Drug, and Cosmetic Act, as amended (including the rules and regulations promulgated thereunder, the “FDCA”), or similar Laws (including Council Directive 93/42/EEC concerning medical devices and its implementing rules and guidance documents) in any foreign jurisdiction (the FDCA and such similar Laws, collectively, the “Regulatory Laws”) that are developed, manufactured, tested, distributed or marketed by our company or its subsidiary Clyra. Each such Medical Device will need to be developed, manufactured, tested, distributed, and marketed in compliance with all applicable requirements under the Regulatory Laws, including those relating to investigational use, premarket clearance or marketing approval to market a medical device, good manufacturing practices, labeling, advertising, record keeping, filing of reports and security, and in compliance with the Advanced Medical Technology Association Code of Ethics on Interactions with Healthcare Professionals.

We believe that no article or part of any Medical Device intended to be manufactured or distributed by our company or any of our subsidiaries will be classified as (i) adulterated within the meaning of Sec. 501 of the FDCA (21 U.S.C. § 351) (or other Regulatory Laws), (ii) misbranded within the meaning of Sec. 502 of the FDCA (21 U.S.C. § 352) (or other Regulatory Laws) or (iii) a product that is in violation of Sec 510 of the FDCA (21 U.S.C. § 360) or Sec. 515 of the FDCA (21 U.S.C. § 360e) (or other Regulatory Laws).

Neither our company nor any of its subsidiaries, nor, to the knowledge of our company, any officer, employee or agent of our company or any of its subsidiaries, has been convicted of any crime or engaged in any conduct for which such Person or entity could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, as amended (the “Social Security Act”), or any similar Law in any foreign jurisdiction.

Neither our company nor any of its subsidiaries has received any written notice that the FDA or any other Governmental Authority has commenced, or threatened to initiate, any action to enjoin research, development, or production of any Medical Device.

Employees

As of the date of this prospectus, we employ 26 people, 22 of which are full-time. We also engage consultants on an as needed basis who provide certain specified services to us.

Description of Property

Our company owns no real property. We are party to three commercial property leases for our corporate offices and manufacturing facility in California, our research and development facility in Canada, and our engineering division in Tennessee.

We currently lease approximately 9,000 square feet of office and industrial space at 14921 Chestnut St., Westminster, California 92683. The current lease term is from September 1, 2016 to August 31, 2020, at a monthly base rent of $8,379 throughout the term. We have the option to renew the lease for an additional four-year term, and intend to do so. If and when we do so, the rental rate will adjust to current market rates. In addition to serving as our principal offices, it is also a manufacturing facility where we manufacture our products.

We also lease approximately 1,300 square feet of office and lab space from the University of Alberta. The current lease term expires January 31, 2021, at monthly fee of $5,266 Canadian dollars, plus GST. These offices serve as our primary research and development facilities.

We also lease approximately 13,000 square feet of office and warehouse space at 105 Fordham Road, Oak Ridge, Tennessee, 37830, for our professional engineering division. The lease term is from September 1, 2017 through August 31, 2022, at a monthly base rent of $5,400 throughout the term.

Our telephone number is (888) 400-2863.

Legal Proceedings

Our company is not a party to any material legal proceeding.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we described under “Risk Factors” and elsewhere in this prospectus. Certain statements contained in this discussion, including, without limitation, statements containing the words “believes,” “anticipates,” “expects” and the like, constitute “forward-looking statements” within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, as we will issue “penny stock,” as such term is defined in Rule 3a51-1 promulgated under the Exchange Act, we are ineligible to rely on these safe harbor provisions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any of the future results, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any of such factors or to announce publicly the results of revision of any of the forward-looking statements contained herein to reflect future events or developments. For information regarding risk factors that could have a material adverse effect on our business, refer to the “Risk Factors” section of this prospectus beginning on page 4.

Results of Operations—Comparison of the years ended December 31, 2019 and 2018

We operate our business in distinct business segments:

●	Odor-No-More, which manufactures and sells our odor and VOC control products and services, including our flagship product, CupriDyne Clean;

●	BLEST, our professional engineering services division supporting our internal business units and serving outside clients on a fee for service basis;

●	BioLargo Water, our Canadian division that has been historically pure research and development, and is now transitioning to focus on commercializing our AOS system;

●	Clyra Medical, our partially owned subsidiary focused on the Advanced Wound Care industry; and

●	Our corporate operations, which support the operating segments with legal, accounting, human resources, and other services.

Consolidated revenue for the year ended December 31, 2019 was $1,861,000, a 36% increase from 2018. Of our business segments, only Odor-No-More and BLEST generate revenues. While both operations had have shown encouraging growth, neither generates enough revenue to fund their operations, and thus the parent corporation, BioLargo, Inc., invests cash into these segments on a regular basis to fund operations. These two segments are discussed separately below. Our Canadian team, BioLargo Water, receives funds from government research grants (reported on our financial statements as “Other income – Grant income”), and receives funding as needed from BioLargo. Clyra Medical, however, relies on direct investment from third parties for 100% of its operating costs and is not supported with capital from BioLargo’s corporate budget or fundraising.

We expect the COVID-19 virus pandemic and resulting decrease in economic activity in the United States will likely cause an adverse affect our revenue in the first quarter of 2020, and perhaps subsequent quarters depending on the length of the pandemic and length of orders limiting certain business operations and requiring that citizens remain in their homes. At this time, we have not, and do not plan to, curtail any of our operations, although some of our employees are working from home. While we are taking action to generate revenues from Covid-19 related mitigation measures those revenues are not yet realized and we have no experience to predict the outcome of those efforts.

Odor-No-More

Our wholly owned subsidiary Odor-No-More generates revenues through sales of our flagship product CupriDyne Clean, by providing design, installation, and maintenance services on the systems that deliver CupriDyne Clean at its clients’ facilities, and through sales of odor absorption products to the U.S. Government. During 2019 Odor-No-More added two employees to focus on business development, increasing sales and increased levels of construction and maintenance contracts. In light of these investments into growth ,Odor-No-More did not generate a net profit in 2019, its revenues continued to increase throughout the year, while we continued to invest in additional operational and sales staffing, and, as a result its net loss decreased in 2019 to $335,000, compared to $433,000 in 2018.

Revenue (Odor-No-More)

Odor-No-More’s revenues increased 30% in 2019, to $1,459,000. Our revenue includes both sales of products and design, installation and maintenance services of systems that deliver our CupriDyne Clean products. Of product sales, approximately 55% was generated from sales of CupriDyne Clean products. In 2019, we increased our efforts to install CupriDyne Clean delivery systems, and we anticipate that these systems will result in recurring CupriDyne Clean product sales.

Sales of our CupriDyne Clean powdered and liquid products increased 43% from the prior year, due to the acquisition of more clients and client locations, and the sale and delivery of more products than in years past. Of our CupriDyne Clean sales, approximately two-thirds were made pursuant to “national purchasing agreements” (“NPA”) with the four largest waste handling companies in the United States. Our design and installation of misting systems to deploy our product accounted for 35% of sales in 2019 compared to 10% in 2018. We are working on how to deploy our product solutions to all of our NPA customers. Doing so during the COVID-19 pandemic has been challenging.

Sales to the U.S. military are primarily our Specimen Transport Solidifier pouches and Suction Canister Solidifiers, and are made to the U.S. Defense Logistics Agency through our distributor Downeast Logistics. As a result of a decision by Odor-No-More to focus on CupriDyne Clean sales and design, installation and maintenance services, rather than these other lower-margin products, sales to the U.S. military decreased by 70% in 2019 as compared with 2018.

Cost of Goods Sold (Odor-No-More)

Odor-No-More’s cost of goods sold includes costs of raw materials, contract manufacturing, and portions of salaries and expenses. As a percentage of gross sales, Odor-No-More’s cost of goods was 43% in 2019 versus 51% in 2018. This is due to the reduction in sales to the federal government of the Specimen Transport Solidifier products, which have a markedly lower margin than sales of the CupriDyne Clean products.

Selling, General and Administrative Expense (Odor-No-More)

Odor-No-More’s Selling, General and Administrative (“SG&A”) expenses include both cash and non-cash expense related to its operations. Odor-No-More’s SG&A expenses increased to $1,167,000 in 2019, as compared with $985,000 in 2018, an increase of 18%. These expenses have increased alongside Odor-No-More’s efforts to increase revenues by hiring additional sales and support staff. Upon such time as the COVID-19 crisis subsides, we would expect its SG&A expenses to increase for the remainder 2020 as the business unit will continue to increase efforts to generate additional revenues.

Net Loss (Odor-No-More)

Odor-No-More generated $1,459,000 in revenue, a gross margin of $832,000, and had total costs and expenses of $1,169,000, resulting in a net loss of $337,000, compared with $433,000 in 2018, which was supported by BioLargo’s capital infusion. To increase its revenues, Odor-No-More had continued to invest in expanding its sales and operations, resulting in a continuing loss from operations, up and until the COVID-19 crisis occurred, but is now focused primarily on developing distribution and strategic alliances as it seeks to expand sales with existing staff.

BLEST (engineering division)

Revenue (BLEST)

Our engineering segment (BLEST) generated $402,000 of external revenues in 2019, compared to $241,000 in 2018. The increase is due to an increased number of client contracts, including those with Bhate pursuant to which BLEST is providing services and U.S. military installations.

Services BLEST provides to BioLargo and its subsidiaries for internal BioLargo projects is considered intersegment revenue and is eliminated in consolidation. In the year ended December 31, 2019, it was $597,000, primarily used to further engineer and develop our flagship AOS water filtration system and our AEC PFAS treatment system. Our engineers are performing a critical role in the AOS pilot projects, some of which are supported by third-party research grants and has been instrumental in developing and supporting a professional engineered design service for misting systems being sold by our Odor-No-More operating unit.

Cost of Goods (Services) Sold (BLEST)

BLEST’s cost of services includes employee labor as well as subcontracted labor costs. In 2019, its cost of services were 80% of its revenues, versus 71% in 2018. This increase is due to upfront costs associated with long term military contracts. We expect the cost of services to remain closer to 75% in 2020 based on the contracts currently in progress.

Selling, General and Administrative Expense (BLEST)

BLEST’S SG&A expenses were $478,000 in 2019, compared to $443,000 in 2018. We expect these expenses to remain flat in 2020, as the staff required to increase service to its clients and revenues will be included in cost of services.

Net Loss (BLEST)

BLEST generated $402,000 in revenue from third parties, a gross margin of $82,000, and had total costs and expenses of $832,000, resulting in a net loss of $749,000, compared with a net loss of $750,000 in 2018.

BLEST provides substantial support to BioLargo’s other operations, including BioLargo Water and Odor-No-More. While we are unable to record revenues generated from intracompany services by the engineering group to other operating divisions, it is important to note that the net loss would be eliminated if BLEST were an outside contract-for-hire services company selling services to our water company or our industrial odor and VOC control operating unit.

Because the subsidiary had a net loss, we invested cash during the year to allow it to maintain operations. BLEST’s need for a cash subsidy to support its operations decreased considerably towards the end of calendar year 2018. We expect this trend to continue, and expect that in 2020 its sales will continue to increase, and thus its gross profit will continue to increase. By the end of 2020, we expect that it will no longer require a cash subsidy to operate, but will be contributing cash to our corporate operations, except where we elect to continue engaging BLEST to support our other operating units.

Other Income

Our wholly owned Canadian subsidiary has been awarded more than 75 research grants over the years from various Canadian public and private agencies, including the Canadian National Research Institute – Industrial Research Assistance Program (NRC-IRAP), the National Science and Engineering Research Council of Canada (NSERC), and the Metropolitan Water District of Southern California’s Innovative Conservation Program “ICP”. The research grants received are considered reimbursement grants related to costs we incur and therefore are included as Other Income. The amount of grant income increased $60,000 in 2019 to $218,000. We continued to win grants and it is important to note that amounts paid directly to third parties are not included as income in our financial statements.

Our Canadian subsidiary applied for and received a refund on our income taxes pursuant to the “Scientific Research and Experimental Development (SR&ED) Program”, a Canadian federal tax incentive program designed to encourage Canadian businesses to conduct research and development in Canada. For the year ended December 31, 2019 and 2018, we received a refund of $63,000 and $73,000.

Although we are continuing to apply for government and industry grants, and indications from the various grant agencies is highly encouraging, we cannot be certain of continuing those successes in the future. We are very active in both the US and Canada, pursuing grant support for various uses of our products that we believe can help in managing the COVID-19 crisis.

Selling, General and Administrative Expense – consolidated

Our SG&A expenses include both cash expenses (for example, salaries to employees) and non-cash expenses (for example, stock option compensation expense). Our SG&A expenses across all business segments increased in the aggregate by 16% ($826,000) in the year ended December 31, 2019 to $6,140,000. Our non-cash expenses (through the issuance of stock and stock options) increased in 2019 compared with 2018 ($2,235,000 compared to $2,232,000) because our employees, vendors and consultants chose to receive a greater number of stock and stock options in lieu of cash owed. The largest components of our SG&A expenses included (in thousands):

	Year ended December 31, 2018	Year ended December 31, 2019
Salaries and payroll related	$ 1,973	$ 2,186
Professional fees	800	809
Consulting	839	1,278
Office expense	1,037	1,124
Board of director expense	280	300
Sales and marketing	246	262
Investor relations	139	181

Our salaries and payroll-related and office-related expenses increased in 2019 due to increased sales personnel at Odor-No-More. Consulting expense increased due to increased activity at Clyra Medical, as well as increased activity for investor relations, financings, and business development.

Research and Development

In the year ended December 31, 2019, we spent approximately $1,472,000 in the research and development of our technologies and products. This was a decrease of 14% ($247,000) compared to 2018, primarily due to a shift in focus from pure research to commercializing in our Canadian operations. Our R&D expenses do not include over $300,000 in internal billings from our engineering division’s work on internal BioLargo projects.

Interest expense

Our interest expense for the year ended December 31, 2019 was $3,996,000, an increase of $501,000 compared with 2018. Of our total interest expense, only $195,000 was paid in cash, and the remainder, $3,801,000, was paid by issuing shares of our common stock. Our non-cash interest related expenses were comprised primarily as follows: (i) $3,376,000 non-cash debt discounts related to warrants issued in conjunction with debt instruments being amortized over the life of the debt instrument (in 2018, it was $2,766,000), and (iii) $200,000 related to interest paid in stock on debt instruments.

While we cannot predict our interest expense in 2020, our outstanding debt as of December 31, 2019 was higher than as of December 31, 2018, and thus we expect our interest expense in 2020 to increase. Additionally, we record the relative fair value of the warrants and the intrinsic value of the beneficial conversion feature sold with the convertible notes payable which typically results in a full discount on the proceeds from the convertible notes. This discount is amortized as interest expense over the term of the convertible notes. We expect our interest expense to increase in 2020 because the total amount we amortize (the line item on our balance sheet “Discount on convertible notes payable and line of credit, net of amortization”) increased by $1,375,000 in 2019 – from $323,000 at December 31, 2018, to $1,654,000 at December 31, 2019.

Net Loss

Net loss for the year ended December 31, 2019 was $11,440,000, a loss of $0.08 per share, compared to a net loss for the year ended December 31, 2018 of $10,696,000, a loss of $0.09 per share. Our net loss this year was somewhat offset by an increase in revenue; nevertheless, the net loss increased mainly due to the increase in non-cash financing costs, non-cash interest expense to obtain capital, and increased payroll and related office expenses which are primarily associated with increased sales personnel at Odor-No-More. The nominal decrease in net loss per share for the year ended December 31, 2019 is primarily attributable to the increase in the number of shares outstanding from 2018 to 2019.

The net loss per business segment is as follows (in thousands):

Net loss	Year ended December 31, 2018	Year ended December 31, 2019
Odor-No-More	$ (433)	$ (337)
BLEST	(750)	(749)
Clyra Medical	(883)	(1,283)
BioLargo Water	(571)	(447)
BioLargo corporate	(8,059)	(8,624)

Consolidated net loss	$(10,696)	$ (11,440)

It is important to note that of the 2019 BioLargo corporate net loss of $9,221,000, interest expense was $3,996,000, of which $3,801,000 was non-cash expense. Additionally, we recorded $1,522,000 of stock option compensation expense and an additional $710,000 of services were paid by the issuance of our common stock. The total of these non-cash items account for $6,033,000 of the consolidated loss of $11,440,000 in total losses. Assuming they continue to expand sales, we believe that Odor-No-More and BLEST (engineering) can achieve positive cash flow from operations at some point in the future. However, with the continued development costs associated with Clyra Medical (even though it is financed directly through the sale of stock in Clyra), and with the addition of any ongoing development costs associated with BioLargo Water to be incurred through pre-commercial piloting, we expect to continue to incur a net loss for the foreseeable future.

We have made considerable investments in our water and medical technologies as well as supporting the start-up expenses for our engineering team. We believe those investment will pay off as we now are narrowly focused on commercial sales.

Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of our business. For the year ended December 31, 2019, we had a net loss of $11,440,000, used $4,422,000 cash in operations, and at December 31, 2019, we had a working capital deficit of $3,289,000, and current assets of $1,065,000.  At December 31, 2019, our total liabilities included $4,757,000 in convertible debt, promissory notes, and line of credit obligations. Of these obligations, we may require conversion of an aggregate principal amount of $3,237,000 at maturity. The remainder of the notes are convertible only at the option of the noteholder. Of the amounts that we cannot require conversion at maturity, as of the date of this report, $70,000 is due on May 7, 2020, and $550,000 is due in August 2020. We do not believe gross profits will be sufficient to fund our current level of operations or pay these debts , and thus we believe we will have to raise additional investment capital to both fund our operations and refinance this debt.

We have increasingly relied on our credit line from Lincoln Park Capital (see Note 3 to our Consolidated Financial Statements) to provide working capital, receiving $288,000 during the first quarter of 2020. On March 30, 2020, we entered into a new purchase agreement and registration rights agreement with Lincoln Park for a $10,250,000 equity line, under similar terms as our previous arrangement, which was set to expire in August 2020. Lincoln Park has pledged an initial share purchase of $250,000, at $0.14 per share.

In the past, we have received significant investments into our private offerings. In light of the COVID-19 virus pandemic and March 2020 stock market crash, we are not able to predict whether private funding will be available for the remainder of the year. If we are unable to continue to raise cash through private offerings or our Lincoln Park equity line, we will be forced to curtail our operations.

We operate our business in five distinct business segments. Each of these segments obtains cash to fund operations in unique ways. Odor-No-More and BLEST generate cash by selling products and services. Clyra Medical obtains cash from third party investments of sales of its common stock. BioLargo Water generates cash through government research grants and tax credits. Our corporate operations generate cash through private offerings of stock, debt instruments, and warrants. In 2019, cash was generated as follows (in thousands):

	Year ended December 31, 2018	Year ended December 31, 2019
SOURCES OF INCOME AND CASH
Revenue from operations	$ 1,364	$ 1,861
Grant income	158	218
Tax credit income	73	63
Cash investments (to BioLargo)	2,637	5,020
Cash investments (to Clyra)	1,005	536
Total:	$ 5,237	$ 7,698

Although two segments (Odor-No-More and BLEST) generated revenues in the year ended December 31, 2019, neither generated operating profits. As such, we provided a cash subsidy to each business segment to allow it to fund its operations. While revenues have increased in both operating segments, both continue to expand operations and thus continue to generate losses.

In the first quarter of 2019, we shifted focus at our Canadian subsidiary (BioLargo Water) from pure research and development to commercializing the AOS system. In doing so, we reduced our research staff and thus reduced its monthly cash needs by $15,000. In late 2019, BioLargo Water commenced a Regulation Crowdfunding offering in an attempt to raise internal capital to fund its operations, which remains ongoing. Further efforts are being made to generate commercial revenues, including development of a hand sanitizer product to address the need for that product in light of the COVID-19 pandemic.

Clyra Medical is unique in that it funds its operations through third party investments. We do not intend to subsidize its operations in the future.

We used $4,422,000 cash in our total operations in 2019. At December 31, 2019, we had current assets of $1,065,000. Thus, to maintain the same level of operations in 2020, and notwithstanding the increasing revenues at Odor-No-More and BLEST, we expect to continue to need to raise significant investment capital. In 2019, we conducted private securities offerings and received $4,466,000 net proceeds. Since first acquiring the BioLargo technology in the spring of 2007, we have received investment capital of approximately $22,000,000 which we have invested in development and commercialization efforts. We intend to continue to raise money through private securities offerings for the foreseeable future.

Critical Accounting Policies

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, valuation of offerings of debt with equity or derivative features which include the valuation of the warrant component, any beneficial conversion feature and potential derivative treatment, and share-based payments. We base our estimates on anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results that differ from our estimates could have a significant adverse effect on our operating results and financial position. We believe that the following significant accounting policies and assumptions may involve a higher degree of judgment and complexity than others.

The methods, estimates and judgments the Company uses in applying these most critical accounting policies have a significant impact on the results of the Company reports in its financial statements.

Revenue Recognition

We adopted ASU 2014-09, “Revenue from Contracts with Customers”, Topic 606, on January 1, 2018. The guidance focuses on the core principle for revenue recognition.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

We have revenue from two subsidiaries, Odor-No-More and BLEST. Odor-No-More identifies its contract with the customer through a written purchase order , in which the details of the contract are defined including the transaction price and method of shipment. The only performance obligation is to create and ship the product and each product has separate pricing. Odor-No-More recognizes revenue at a point in time when the order for its goods are shipped if its agreement with the customer is FOB Odor-No-More’s warehouse facility, and when goods are delivered to its customer if its agreement with the customer is FOB destination. Revenue is recognized with a reduction for sales discounts, as appropriate and negotiated in the customer’s purchase order. Odor-No-More also installs misting systems for which it bills on a time and materials basis. It identifies its contract with the customer through a written purchase order in which the details of the time to be billed and materials purchased and an estimated completion date. The performance obligation is the completion of the installation. Revenue is recognized in arrears as the work is performed.

BLEST identifies services to be performed in a written contract, which specifies the performance obligations and the rate at which the services will be billed. Each service is separately negotiated and priced. Revenue is recognized as services are performed and completed. BLEST’s contracts typically call for invoicing for time and materials incurred for that contract. A few contracts have called for milestone or fixed cost payments where BLEST bills an agreed-to amount per month for the life of the contract. In these instances, completed work, billed hourly, is recognized as revenue. If the billing amount is greater or lesser than the completed work, a receivable or payable is created. These accounts are adjusted upon additional billings as the work is completed. To date, there have been no discounts or other financing terms for the contracts.

Warrants

Warrants issued with our convertible and non-convertible debt instruments are accounted for under the fair value and relative fair value method.

The warrant is first analyzed per its terms as to whether it has derivative features or not. If the warrant is determined to be a derivative and not qualify for equity treatment, then it is measured at fair value using the Black Scholes option model, and recorded as a liability on the balance sheet. The warrant is re-measured at its then current fair value at each subsequent reporting date (it is “marked-to-market”).

If the warrant is determined to not have derivative features, it is recorded into equity at its fair value using the Black Scholes option model, however, limited to a relative fair value based upon the percentage of its fair value to the total fair value including the fair value of the convertible note.

Convertible debt instruments are recorded at fair value, limited to a relative fair value based upon the percentage of its fair value to the total fair value including the fair value of the warrant. Further, the convertible debt instrument is examined for any intrinsic beneficial conversion feature (“BCF”) of which the conversion price is less than the closing common stock price on date of issuance. If the relative fair value method is used to value the convertible debt instrument and there is an intrinsic BCF, a further analysis is undertaken of the BCF using an effective conversion price which assumes the conversion price is the relative fair value divided by the number of shares the convertible debt is converted into by its terms. The BCF value is accounted for as equity.

The warrant and BCF relative fair values are also recorded as a discount to the convertible promissory notes. At present, these equity features of the convertible promissory notes have recorded a discount to the convertible notes that is substantially equal to the proceeds received.

Share-based Payments

It is the Company’s policy to expense share-based payments as of the date of grant or over the term of the vesting period in accordance with Auditing Standards Codification Topic 718 “Share-Based Payment.” Application of this pronouncement requires significant judgment regarding the assumptions used in the selected option pricing model, including stock price volatility and employee exercise behavior. Most of these inputs are either highly dependent on the current economic environment at the date of grant or forward-looking expectations projected over the expected term of the award.

Fair Value Measurement

Generally accepted accounting principles establishes a hierarchy to prioritize the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest ranking to the fair values determined by using unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). Observable inputs are those that market participants would use in pricing the assets based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The Company has determined the appropriate level of the hierarchy and applied it to its financial assets and liabilities.

Management believes the carrying amounts of the Company’s financial instruments as of December 31, 2018 and 2019 approximate their respective fair values because of the short-term nature of these instruments. Such instruments consist of cash, accounts receivable, prepaid assets, accounts payable, convertible notes, and other assets and liabilities.

Recent Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements, “Summary of Significant Accounting Policies – Recent Accounting Pronouncements”, for the applicable accounting pronouncements affecting the Company.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Dennis P. Calvert	57	President, CEO, Chairman, Director
Charles K. Dargan II	65	CFO
Kenneth R. Code	73	Chief Science Officer, Director
Joseph L. Provenzano	51	Vice President of Operations, Corporate Secretary
Dennis E. Marshall(2)(3)(4)	77	Director
Kent C. Roberts III(1)(2)(3)	60	Director
John S. Runyan(1)(5)(6)	81	Director
Jack B. Strommen	50	Director

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating and Corporate Governance Committee
(4)	Chairman of Audit Committee
(5)	Chairman of Compensation Committee
(6)	Chairman of Nominating and Corporate Governance Committee

Dennis P. Calvert is our President, Chief Executive Officer and Chairman of the Board. He also serves in the same positions for BioLargo Life Technologies, Inc. and BioLargo Water U.S.A., Inc., both wholly owned subsidiaries, and chairman of the board of directors of our subsidiaries Odor-No-More, Inc., Clyra Medical Technologies, Inc. and BioLargo Water, Inc. (Canada). Mr. Calvert was appointed a director in June 2002 and has served as President and Chief Executive Officer since June 2002, Corporate Secretary from September 2002 until March 2003 and Chief Financial Officer from March 2003 through January 2008. Mr. Calvert holds a B.A. degree in Economics from Wake Forest University, where he was a varsity basketball player. Mr. Calvert also studied at Columbia University and Harding University. He also serves on the board of directors at The Maximum Impact Foundation, a 501(c)(3), committed to bridging the gap for lifesaving work around the globe for the good of man and in the name of Christ. He serves as a Director of Sustain SoCal (formerly known as Sustain OC). Sustain SoCal is a trade association that seeks to promote economic growth in the Southern California clean technology industry. He also serves on the Board of Directors at TMA Bluetech the leading regional water cluster promoting science-based ocean water industries and also serves on the Board of Directors of Tilly’s Life Center, a nonprofit charitable foundation aimed at empowering teens with a positive mindset and enabling them to effectively cope with crisis, adversity and tough decisions. He recently joined the leadership board at Water UCI, which is an interdisciplinary center in the School of Social Ecology at the University of California- Irvine, that facilitates seamless collaboration across schools, departments, and existing research centers around questions of fundamental and applied water science, technology, management, and policy. Mr. Calvert is a scholarship sponsor for the Environmental Education Research Foundation and also the National Water Research Institute. He is also an Eagle Scout. He is married and has two children. Mr. Calvert has an extensive entrepreneurial background as an operator, investor and consultant. Prior to his work with BioLargo, he had participated in more than 300 consulting projects and more than 50 acquisitions as well as various financing transactions and companies that ranged from industrial chemicals, healthcare management, finance, telecommunications and consumer products.

Charles K. Dargan II is our Chief Financial Officer and has served as such since February 2008. Since January 2003, Mr. Dargan has served as founder and President of CFO 911, an organization of senior executives that provides accounting, finance and operational expertise to both small capitalization public and middle market private companies in all phases of their business life cycle. From March 2000 to January 2003, Mr. Dargan was the Chief Financial Officer of Semotus Solutions, Inc., an American Stock Exchange-listed wireless mobility software company. Mr. Dargan also serves as a director of Hiplink Software, Inc. Further, Mr. Dargan began his finance career in investment banking with Drexel Burnham Lambert and later became Managing Director of two other investment banking firms, including Houlihan Lokey Howard & Zukin, where he was responsible for the management of the private placement activities of the firm. Mr. Dargan received his B.A. degree in Government from Dartmouth College, his M.B.A. degree and M.S.B.A. degree in Finance from the University of Southern California. Mr. Dargan is also a CPA (inactive) and CFA.

Kenneth R. Code is our Chief Science Officer. He has been a director since April 2007. Mr. Code is our single largest stockholder. He is the founder of IOWC, which is engaged in the research and development of advanced disinfection technology, and from which our company acquired its core iodine technology in April 2007. Mr. Code has authored several publications and holds several patents, with additional patents pending, concerning advanced iodine disinfection. Mr. Code graduated from the University of Calgary, Alberta, Canada.

Joseph L. Provenzano is our Vice President of Operations, Corporate Secretary. He has been a director since June 2002, assumed the role of Corporate Secretary in March 2003, was appointed Executive Vice President of Operations in January 2008 and was elected President of our subsidiary, Odor-No-More, Inc., upon the commencement of its operations in January 2010. He is a co-inventor on several of our company’s patents and proprietary manufacturing processes, and he has developed over 30 products from our CupriDyne® technology. Mr. Provenzano began his corporate career in 1988 in the marketing field. In 2001 he began work with an investment holding company to manage their mergers and acquisitions department, participating in more than 50 corporate mergers and acquisitions.

Dennis E. Marshall has been a director since April 2006. Mr. Marshall has over 46 years of experience in real estate, asset management, management level finance and operations-oriented management. Since 1981, Mr. Marshall has been a real estate investment broker in Orange County, California, representing buyers and sellers in investment acquisitions and dispositions. From March 1977 to January 1981, Mr. Marshall was a real estate syndicator at McCombs Corporation as well as the assistant to the Chairman of the Board. While at McCombs Corporation, Mr. Marshall became the Vice President of Finance, where he financially monitored numerous public real estate syndications. From June 1973 to September 1976, Mr. Marshall served as an equity controller for the Don Koll Company, an investment builder and general contractor firm, at which Mr. Marshall worked closely with institutional equity partners and lenders. Before he began his career in real estate, Mr. Marshall worked at Arthur Young & Co. (now Ernst & Young) from June 1969 to June 1973, where he served as Supervising Senior Auditor and was responsible for numerous independent audits of publicly held corporations. During this period, he obtained Certified Public Accountant certification. Mr. Marshall earned a degree in Accounting from the University of Texas, Austin in 1966 and earned a Master of Science Business Administration from the University of California, Los Angeles in 1969. Mr. Marshall serves as Chairman of the Audit Committee.

Kent C. Roberts II has been a director since August 2011.  Presently, he is a senior member of the investment team at Vulcan Capital Management, the family office of the late Paul Allen, co-founder of Microsoft.  He leads the team's Finance and Fintech practice, where he divides his time between public and private market investment opportunities.  Prior to this he was a partner at Acacia Investment Partners, a management consulting firm serving the asset management industry. Mr. Roberts has had a long and successful career in the asset management business as a north American practice leader or at the senior partner level. His investment experience spans 30 years where he served in senior positions in management, research, portfolio management, and marketing.  He has worked for both large firms, as well as boutiques, which brings unique insight and expertise to global investment decisions.  Prior firm experience includes: Vulcan Capital, Global Evolution USA, First Quadrant and Bankers Trust Company. Mr. Roberts began his professional career in the oil and gas exploration industry. He received an MBA in Finance from the University of Notre Dame and a BS in Agriculture and Watershed Hydrology from the University of Arizona, and holds a Series 3 securities license.

John S. Runyan has been a director since October 2011. He has spent his career in the food industry. He began as a stock clerk at age 12, and ultimately served the Fleming Companies for 38 years, his last 10 years as a Senior Executive Officer in its corporate headquarters where he was Group President of Price Impact Retail Stores with annual sales of over $3 billion. He retired from Fleming Companies in 2001, and then established JSR&R Company Executive Advising, with a primary emphasis in the United States and international food business. His clients have included Coca Cola, Food 4 Less Price Impact Stores, IGA, Inc., Golden State Foods, Bozzuto Companies Foodstuffs New Zealand, Metcash Australia and McLane International. In 2005, he joined Associated Grocers in Seattle, Washington as President and CEO, overseeing its purchase in 2007 by Unified Grocers, at which time he became Executive Advisor to its CEO and to its President. Mr. Runyan currently serves on the board of directors of Western Association of Food Chains and Retailer Owned Food Distributors of America. Additionally, Mr. Runyan served eight years as a board member of the City of Hope’s Northern California Food Industry Circle, which included two terms as President, and was recognized with the City of Hope “Spirit of Life” award. He was the first wholesale executive to be voted “Man of the Year” by Food People Publication. He is a graduate of Washburn University, which recognized his business accomplishments in 2007 as the honoree from the School of Business “Alumni Fellow Award.” Mr. Runyan serves as Chairman of the Compensation Committee.

Jack B. Strommen has been a director since June 2017, and also is a member of the board of directors of our subsidiary, Clyra Medical Technologies, as the representative of Sanatio Capital LLC. Mr. Strommen is the CEO of PD Instore, a leader in the design, production and installation of retail environments and displays for many Fortune 500 companies including Target, Adidas, Verizon, Disney and Sony. He also is the Chairman of Our House Films, an angel investor in several private companies ranging from bio-tech to med-tech to real estate, and serves on the board of directors of several private and public companies. A relentless force of growth, Mr. Strommen has taken his company, PD Instore, to new and ever increasing levels of success. Mr. Strommen purchased the family owned, local based printing firm, from his grandfather in 1999. With his vision and leadership, it went from a local company with $25M in revenues to a global company with $180M in global sales. Mr. Strommen led the company in a private sale in 2015, remaining as CEO.

CORPORATE GOVERNANCE

Our corporate website, www.biolargo.com, contains the charters for our Audit and Compensation Committees and certain other corporate governance documents and policies, including our Code of Ethics. Any changes to these documents and any waivers granted with respect to our Code of Ethics will be posted at www.biolargo.com. In addition, we will provide a copy of any of these documents without charge to any stockholder upon written request made to Corporate Secretary, BioLargo, Inc., 14921 Chestnut St., Westminster, California 92683. The information at www.biolargo.com is not, and shall not be deemed to be, a part of this prospectus.

Director Independence

Our board of directors has determined that each of Messrs. Marshall, Roberts and Runyan is independent as defined under applicable Nasdaq Stock Market, LLC (“Nasdaq”) listing standards. Our board of directors has determined that neither Mr. Calvert, nor Mr. Code is independent as defined under applicable Nasdaq listing standards. Neither Mr. Calvert, nor Mr. Code serve on any committee of our board of directors.

Meetings of our Board of Directors

Our board of directors held five meetings during 2019. Each of the incumbent directors attended all the meetings of our board of directors and committees on which the director served, except for one absence at our annual board meeting, and one absence at our November 2019 meeting. Each of our directors is encouraged to attend our Annual Meeting of Stockholders, when these are held, and to be available to answer any questions posed by stockholders to such director.

Communications with our Board of Directors

The following procedures have been established by our board of directors to facilitate communications between our stockholders and our board of directors:

•

Stockholders may send correspondence, which should indicate that the sender is a Stockholder, to our board of directors or to any individual director, by mail to Corporate Secretary, BioLargo, Inc., 14921 Chestnut St., Westminster, California 92683.

•

Our Corporate Secretary will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board of directors has identified as correspondence which may be retained in our files and not sent to directors. Our board of directors has authorized the Corporate Secretary to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues or (c) clearly are unrelated to our business, industry, management or Board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Corporate Secretary will not screen communications sent to directors.

•

The log of stockholder correspondence will be available to members of our board of directors for inspection. At least once each year, the Corporate Secretary will provide to our board of directors a summary of the communications received from stockholders, including the communications not sent to directors in accordance with the procedures set forth above.

Our stockholders also may communicate directly with the non-management directors as a group, by mail addressed to Dennis E. Marshall, c/o Corporate Secretary, BioLargo, Inc., 14921 Chestnut St., Westminster, California 92683.

Our Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding questionable accounting, internal controls and financial improprieties or auditing matters. Any of our employees may confidentially communicate concerns about any of these matters by mail addressed to Audit Committee, c/o Corporate Secretary, BioLargo, Inc., 14921 Chestnut St., Westminster, California 92683.

All the reporting mechanisms also are posted on our corporate website, www.biolargo.com. Upon receipt of a complaint or concern, a determination will be made whether it pertains to accounting, internal controls or auditing matters and, if it does, it will be handled in accordance with the procedures established by the Audit Committee.

Committees of our Board of Directors

Our board of directors has established an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee.

The Audit Committee meets with management and our independent registered public accounting firm to review the adequacy of internal controls and other financial reporting matters. Dennis E. Marshall served as Chairman of the Audit Committee during 2019 and continues to serve in that capacity. John S. Runyan and Kent C. Roberts II, current board members, also serve on the Audit Committee. Our board of directors has determined that Mr. Marshall qualifies as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met four times in 2019.

The Compensation Committee reviews the compensation for all our officers and directors and affiliates. The Committee also administers our equity incentive option plan. Mr. Runyan served as Chairman of the Compensation Committee during 2019. Mr. Marshall also serves on the Compensation Committee. The Compensation Committee met once and acted by consent three times during 2019.

Our board of directors did not modify any action or recommendation made by the Compensation Committee with respect to executive compensation for the 2018 or 2019 fiscal years. It is the opinion of the Compensation Committee that the executive compensation policies and plans provide the necessary total remuneration program to properly align their performance and the interests of our stockholders using competitive and equitable executive compensation in a balanced and reasonable manner, for both the short and long term.

The Nominating and Corporate Governance Committee was established in November 2018. Its responsibilities include to identify and screen individuals qualified to become members of the Board, to make recommendations to the Board regarding to the Board regarding the selection and approval of the nominees for director to be submitted to a stockholder vote at the annual meeting of stockholders, subject to approval by the Board, to development corporate governance guidelines and oversee corporate governance practices, to develop a process for an annual evaluation of the Board and its committees, to review all director compensation and benefits, to review, approve and oversee and related party transaction, to develop and recommend director independent standards, and to develop and recommend a company code of conduct, to investigate any alleged breach and enforce the provisions of the code. This committee did not meet in 2019.

Our board of directors follows the written code of ethics that applies to its principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Leadership Structure of our Board of Directors

Mr. Calvert serves as both principal executive officer and Chairman of the Board. The Company does not have a lead independent director. Messrs. Marshall, Roberts, Strommen and Runyan serve as independent directors who provide active and effective oversight of our strategic decisions. As of the date of this filing, the Company has determined that the leadership structure of the Board has permitted the Board to fulfill its duties effectively and efficiently and is appropriate given the size and scope of the Company and its financial condition.

Our Board of Directors’ Role in Risk Oversight

As a smaller company, our executive management team, consisting of Messrs. Calvert and Code, are also members of our board of directors. Our board of directors, including our executive management members and independent directors, is responsible for overseeing our executive management team in the execution of its responsibilities and for assessing our company’s approach to risk management. Our board of directors exercises these responsibilities on an ongoing basis as part of its meetings and through its committees. Each member of the management team has direct access to the other Board members, and our committees of our board of directors, to ensure that all risk issues are frequently and openly communicated. Our board of directors closely monitors the information it receives from management and provides oversight and guidance to our executive management team regarding the assessment and management of risk. For example, our board of directors regularly reviews our company’s critical strategic, operational, legal and financial risks with management to set the tone and direction for ensuring appropriate risk taking within the business.

Family Relationships

There are no family relationships among the directors and executive officers of our company.

EXECUTIVE COMPENSATION

The following table sets forth all compensation earned for services rendered to our company in all capacities for the fiscal years ended December 31, 2018 and 2019, by our principal executive officer and our three most highly compensated executive officers other than our principal executive officer, collectively referred to as the “Named Executive Officers.”

Summary Compensation Table

Name and Principal Positions	Year	Salary		Stock Awards(1)			Option Awards(1)		All other Compensation		Total

Dennis P. Calvert,	2018	$288,603	(2)		$—		$335,820	(3)	$31,325	(4)	$655,748
Chairman, Chief Executive Officer and President	2019	$288,603	(2)		$—		$335,820	(3)	$33,405	(4)	$657,829

Kenneth R. Code,	2018	$288,603	(5)		$—		$—		$12,600	(4)	$301,203
Chief Science Officer	2019	$288,603	(5)		$—		$—		$12,600	(4)	$301,203

Charles K. Dargan	2018	$—		$			$87,750	(6)	$—		$87,750
Chief Financial Officer	2019	$—			$—		$66,900	(6)	$—		$66,900

Joseph Provenzano,	2018	$169,772	(7)		$—		$37,600	(8)	$16,565	(4)	$224,937
Corporate Secretary; President Odor-No-More, Inc	2019	$169,772	(7)		$—	(3)	$26,795	(8)	$13,940	(4)	$210,507

____________

(1)

Our company recognizes compensation expense for stock option awards on a straight-line basis over the applicable service period of the award, which is the vesting period. Share-based compensation expense is based on the grant date fair value estimated using the Black-Scholes method. The amounts in the “Stock Awards” and “Option Awards” columns reflect the aggregate fair value of awards of stock or options calculated as of the grant date. These amounts do not represent cash paid to or realized by any of the recipients during the years indicated.

(2)

In 2018 and 2019 the employment agreement for Mr. Calvert provided for a base salary of $288,603, other compensation for health insurance and an automobile allowance. During the year ended December 31, 2018, Mr. Calvert agreed to forego $151,149 of cash compensation due to him and accept 534,619 shares of our common stock in lieu thereof, at prices ranging between $0.24 - $0.43 per share. During the year ended December 31, 2019, Mr. Calvert agreed forego $95,900 of cash compensation due to him and accept 498,653 shares of our common stock in lieu thereof, at prices ranging between $0.16 - $0.23 per share. The common stock issued to Mr. Calvert is subject to a “lock up agreement” that prohibits Mr. Calvert from selling the shares until the earlier of (i) the sale of the Company; (ii) the successful commercialization of BioLargo products or technologies as demonstrated by its receipt of at least $3,000,000 in cash, or the recognition of $3,000,000 in revenue, over a 12-month period from the sale of products and/or the license of technology; and (iii) the Company’s breach of the employment agreement between the Company and Calvert dated May 2, 2017 and resulting in Calvert’s termination. (See “Employment Agreements—Dennis P. Calvert” and “Outstanding Equity Awards at Fiscal Year-End” below for more details).

(3)

On May 2, 2017, pursuant to his employment agreement, we granted to our president, Dennis P. Calvert, an option to purchase 3,731,322 shares of the Company’s common stock. The option is a non-qualified stock option, exercisable at $0.45 per share, the closing price of our common stock on the grant date, exercisable for ten years from the date of grant, and vesting in equal increments on the anniversary of the option agreement for five years. Any portion of the option which has not yet vested shall immediately vest in the event of, and prior to, a change of control, as defined in the employment agreement. The option cliff vests in 4 equal amounts on each anniversary of the option agreement. The option agreement contains the other terms standard in option agreements issued by the Company, including provisions for a cashless exercise. The fair value of this option totaled $1,679,095 and is being amortized monthly through May 2, 2022. During the year ended December 31, 2018 and 2019, we recorded $335,820 and $335,820, respectively, of selling, general and administrative expense related to the option.

(4)	Includes health insurance premiums, automobile allowance, and bonus.

(5)

In 2018 and 2019 the employment agreement for Mr. Code provided for a base salary of $288,603 and other compensation of $12,600. During the year ended December 31, 2018, Mr. Code agreed to forego $167,535 of cash compensation due to him and accept 596,417 shares of our common stock in lieu thereof, at $0.24 - $0.43 per share. During the year ended December 31, 2019, Mr. Code agreed forego $115,101 of cash compensation due to him and accept 582,298 shares of our common stock in lieu thereof, at prices ranging between $0.16 - $0.32 per share. See “Employment Agreements—Kenneth R. Code” and “Outstanding Equity Awards at Fiscal Year-End” below for more details.

(6)

Our Chief Financial Officer, Charles K. Dargan II, did not receive any cash compensation during the years ended December 31, 2018 and 2019. His only compensation is the issuance, each year, of an option to purchase 300,000 shares of our common stock, with 25,000 shares vesting each month. The value set forth in the table reflects the fair value of the options issued that vested during the 12 months of the years indicated. See “Employment Agreements—Charles K. Dargan II” and “Outstanding Equity Awards at Fiscal Year-End” below for more details.

(7)

In 2018 and 2019, the employment agreement for Mr. Provenzano provided for a base salary of $169,772, and other compensation for health insurance and automobile allowance. See “Employment Agreements – Joseph Provenzano” and “Outstanding Equity Awards at Fiscal Year-End” below for more details.

(8)

On May 28, 2019, pursuant to his employment agreement, we granted to our Vice President of Operations and President of our subsidiary Odor-No-More, granted Joseph L. Provenzano a restricted stock unit of 500,000 shares of common stock, subject to the execution of a “lock-up agreement” whereby the shares remain unvested unless and until the earlier of (i) a sale of the Company, (ii) the successful commercialization of the Company’s products or technologies as demonstrated by its receipt of at least $3,000,000 in cash, or the recognition of $3,000,000 in revenue, over a 12-month period from the sale of products and/or the license of technology, and (iii) the Company’s breach of the employment agreement resulting in his termination. Does not include an option to purchase 1,000,000 shares of common stock that vests in five equal increments beginning one year after grant date.

Employment Agreements

Dennis P. Calvert

On May 2, 2017, BioLargo, Inc. (the “Company”) and its President and Chief Executive Officer Dennis P. Calvert entered into an employment agreement (the “Calvert Employment Agreement”), replacing in its entirety the previous employment agreement with Mr. Calvert dated April 30, 2007.

The Calvert Employment Agreement provides that Mr. Calvert will continue to serve as the President and Chief Executive Officer of the Company and receive base compensation equal to his current rate of pay of $288,603 annually. In addition to this base compensation, the agreement provides that he is eligible to participate in incentive plans, stock option plans, and similar arrangements as determined by the Company’s Board of Directors, health insurance premium payments for himself and his immediate family, a car allowance of $800 per month, paid vacation of four weeks per year, and bonuses in such amount as the Compensation Committee may determine from time to time.

The Calvert Employment Agreement provides that Mr. Calvert will be granted an option (the “Option”) to purchase 3,731,322 shares of the Company’s common stock. The Option shall be a non-qualified stock option, exercisable at $0.45 per share, which represents the market price of the Company’s common stock as of the date of the agreement, exercisable for ten years from the date of grant and vesting in equal increments over five years. Notwithstanding the foregoing, any portion of the Option which has not yet vested shall be immediately vested in the event of, and prior to, a change of control, as defined in the Calvert Employment Agreement. The agreement also provides for a grant of 1,500,000 shares of common stock, subject to the execution of a “lock-up agreement” whereby the shares remain unvested unless and until the earlier of (i) a sale of the Company, (ii) the successful commercialization of the Company’s products or technologies as demonstrated by its receipt of at least $3,000,000 in cash, or the recognition of $3,000,000 in revenue, over a 12-month period from the sale of products and/or the license of technology, and (iii) the Company’s breach of the employment agreement resulting in his termination. The Option contains the other terms standard in option agreements issued by the Company, including provisions for a cashless exercise.

The Calvert Employment Agreement has a term of five years, unless earlier terminated in accordance with its terms. The Calvert Employment Agreement provides that Mr. Calvert’s employment may be terminated by the Company due to his death or disability, for cause, or upon a merger, acquisition, bankruptcy or dissolution of the Company. “Disability” as used in the Calvert Employment Agreement means physical or mental incapacity or illness rendering Mr. Calvert unable to perform his duties on a long-term basis (i) as evidenced by his failure or inability to perform his duties for a total of 120 days in any 360-day period, or (ii) as determined by an independent and licensed physician whom Company selects, or (iii) as determined without recourse by the Company’s disability insurance carrier. “Cause” means that Mr. Calvert has (i) engaged in willful misconduct in connection with the Company’s business; or (ii) been convicted of, or plead guilty or nolo contendre in connection with, fraud or any crime that constitutes a felony or that involves moral turpitude or theft. If Mr. Calvert’s employment is terminated due to merger or acquisition, then he will be eligible to receive the greater of (i) one year’s compensation plus an additional one half year for each year of service since the effective date of the employment agreement or (ii) one year’s compensation plus an additional one half year for each year remaining in the term of the agreement. Otherwise, he is only entitled to receive compensation due through the date of termination.

The Calvert Employment Agreement requires Mr. Calvert to keep certain information confidential, not to solicit customers or employees of the Company or interfere with any business relationship of the Company, and to assign all inventions made or created during the term of the Calvert Employment Agreement as “work made for hire”.

Kenneth R. Code

We entered into an employment agreement dated as of April 29, 2007 with Mr. Code, our Chief Science Officer (the “Code Employment Agreement”), which we amended on December 28, 2012 such that his salary will remain at $288,603, the level paid in April 2012, with no further automatic increases. The Code Employment Agreement can automatically renew for one year periods on April 29th of each year but may be terminated “without cause” at any time upon 120 days’ notice, and upon such termination, Mr. Code would not receive the severance originally provided for. All other terms in the 2007 agreement remain the same in the Code Employment Agreement.

In addition, Mr. Code will be eligible to participate in incentive plans, stock option plans, and similar arrangements as determined by our board of directors. When such benefits are made available to our senior employees, Mr. Code is also eligible to receive health insurance premium payments for himself and his immediate family, a car allowance of $800 per month, paid vacation of four weeks per year plus an additional two weeks per year for each full year of service during the term of the agreement up to a maximum of 10 weeks per year, life insurance equal to three times his base salary and disability insurance.

The Code Employment Agreement further requires Mr. Code to keep certain information confidential, not to solicit customers or employees of our company or interfere with any business relationship of our company, and to assign all inventions made or created during the term of the Code Employment Agreement as “work made for hire”.

Charles K. Dargan II

Charles K. Dargan, II has served as our Chief Financial Officer since February 2008 pursuant to an engagement agreement with his company, CFO 911, that has been renewed and extended each year.

On December 31, 2017, we and Mr. Dargan further extended his engagement agreement to September 30, 2018. This extension again compensates Mr. Dargan through the issuance of an option to purchase 300,000 shares of the Company’s common stock. The strike price of the option is $0.39 per share, which is equal to the closing price of the Company’s common stock on the last business day prior to the extension, expires December 31, 2027, and vests over the term of the engagement with 75,000 shares having vested as of December 31, 2017, and the remaining shares to vest 25,000 shares monthly beginning January 31, 2018, and each month thereafter, so long as his agreement is in full force and effect.

On January 16, 2019, we and Mr. Dargan again extended his engagement agreement. The extension provides for an additional term to expire September 30, 2019, and is retroactively effective to the termination of the prior extension on September 30, 2018. This extension again compensates Mr. Dargan through the issuance of an option to purchase 300,000 shares of the Company’s common stock, at a strike price equal to the closing price of the Company’s common stock on January 16, 2019 of $0.223, to expire January 16, 2029, and to vest over the term of the engagement with 75,000 shares having vested as of December 31, 2018, and the remaining shares to vest 25,000 shares monthly beginning January 31, 2019, and each month thereafter, so long as the engagement agreement is in full force and effect. The Option was issued pursuant to the Company’s 2018 Equity Incentive Plan. The issuance of the Option is Mr. Dargan’s sole source of compensation for the extended term. All other provisions of the Engagement Agreement not expressly amended pursuant to the Engagement Extension Agreement remain the same, including provisions regarding indemnification and arbitration of disputes.

On February 25, 2020, we and Mr. Dargan again extended his engagement agreement to expire January 31, 2021. As the sole compensation for the Extended Term, Mr. Dargan was issued an option (“Option”) to purchase 25,000 shares of the Company’s common stock for each month during the term (thus, an option to purchase 400,000 shares reflecting an extended term of 16 months). The Option vests over the period of the agreement, with 75,000 shares having vested as of December 31, 2019, and the remaining shares to vest 25,000 shares monthly beginning January 31, 2020, and each month thereafter, so long as the agreement is in full force and effect. The Option is exercisable at $0.21 per share, the closing price of BioLargo’s common stock on February 25, 2020, expires ten years from the grant date, and was issued pursuant to the Company’s 2018 Equity Incentive Plan. The Option is Mr. Dargan’s sole compensation for the Extended Term. As was the case in all prior terms of his engagement, there is no cash component of his compensation for the Extended Term. Mr. Dargan is eligible to be reimbursed for business expenses he incurs in connection with the performance of his services as the Company’s Chief Financial Officer (although he has made no such requests for reimbursement in the past). All other provisions of the Engagement Agreement not expressly amended pursuant to the Engagement Extension Agreement remain the same, including provisions regarding indemnification and arbitration of disputes.

Joseph L. Provenzano

Mr. Provenzano has served as Vice President of Operations since January 1, 2008, in addition to continuing to serve as our Corporate Secretary. On May 28, 2019, the Compensation Committee of the Board of Directors approved the terms of a new employment agreement for Mr. Provenzano, and granted to him an incentive stock option (the “Option”) to purchase 1,000,000 shares of the Company’s common stock pursuant to the terms of the Company’s 2018 Equity Incentive Plan (“Plan”). As set forth in the Plan, the exercise price of the Option is equal to the closing price of the Company’s common stock on the May 28 grant date, at $0.17 per share. The shares in the Option vest in five in equal increments over five years, and the Option may be exercised for up to ten years following the grant date. Notwithstanding the foregoing, any portion of the Option which has not yet vested shall be immediately vested in the event of, and prior to, a change of control, as defined in the Provenzano Employment Agreement. The Option contains the other terms standard in option agreements issued by the Company, including provisions for a cashless exercise. On May 28, 2019, the Committee also granted Mr. Provenzano a restricted stock unit of 500,000 shares of common stock, subject to the execution of a “lock-up agreement” whereby the shares remain unvested unless and until the earlier of (i) a sale of the Company, (ii) the successful commercialization of the Company’s products or technologies as demonstrated by its receipt of at least $3,000,000 in cash, or the recognition of $3,000,000 in revenue, over a 12-month period from the sale of products and/or the license of technology, and (iii) the Company’s breach of the employment agreement resulting in his termination. On June 18, 2019, the other terms of his employment agreement were finalized and a document fully executed. Although fully executed on June 18, 2019, the employment agreement is effective as of May 28, 2019, to reflect Option grant date.

The Provenzano Employment Agreement provides that Mr. Provenzano will serve as our Executive Vice President of Operations, as well as the President and Chief Executive Officer of our wholly owned subsidiary Odor-No-More. Mr. Provenzano’s base compensation will remain at his current rate of $170,000 annually. In addition to this base compensation, the agreement provides that he is eligible to participate in incentive plans, stock option plans, and similar arrangements as determined by the our Board of Directors, health insurance premium payments for himself and his immediate family, a car allowance covering the expenses of his personal commercial grade truck which the company uses in company operations on a continual basis, paid vacation of four weeks per year, and bonuses in such amount as the Compensation Committee may determine from time to time.

The Provenzano Employment Agreement has a term of five years, unless earlier terminated in accordance with its terms. The Provenzano Employment Agreement provides that Mr. Provenzano’s employment may be terminated by the Company due to his death or disability, for cause, or upon a merger, acquisition, bankruptcy or dissolution of the Company. “Disability” as used in the Provenzano Employment Agreement means physical or mental incapacity or illness rendering Mr. Provenzano unable to perform his duties on a long-term basis (i) as evidenced by his failure or inability to perform his duties for a total of 120 days in any 360-day period, or (ii) as determined by an independent and licensed physician whom Company selects, or (iii) as determined without recourse by the Company’s disability insurance carrier. “Cause” means that Mr. Provenzano has (i) engaged in willful misconduct in connection with the Company’s business; or (ii) been convicted of, or plead guilty or nolo contendre in connection with, fraud or any crime that constitutes a felony or that involves moral turpitude or theft. If Mr. Provenzano’s employment is terminated due to merger or acquisition, then he will be eligible to receive the greater of (i) one year’s compensation plus an additional one half year for each year of service since the effective date of the employment agreement or (ii) one year’s compensation plus an additional one half year for each year remaining in the term of the agreement. Otherwise, he is only entitled to receive compensation due through the date of termination.

The Provenzano Employment Agreement requires Mr. Provenzano to keep certain information confidential, not to solicit customers or employees of the Company or interfere with any business relationship of the Company, and to assign all inventions made or created during the term of the Provenzano Employment Agreement as “work made for hire”.

Director Compensation

Each director who is not an officer or employee of our company receives an annual retainer of $60,000, paid in cash or shares of our common stock, or options to purchase our common stock (pursuant to a plan put in place by our board of directors), in our sole discretion. Historically, all but one director has received the entirety of his fees in the form of options to purchase stock, rather than cash. In addition, Mr. Marshall and Mr. Runyan each receive an additional $15,000 for their services as the chairman of the Audit Committee and chairman of the Compensation Committee, respectively. The following table sets forth information for the fiscal years ended December 31, 2019 regarding compensation of our non-employee directors. Our employee directors do not receive any additional compensation for serving as a director.

Name	Fees Earned or Fees Paid in Cash		Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Dennis E. Marshall	$75,000	(1)	9,639	—	—	$84,639
Jack B. Strommen	$60,000	(2)	—	—	—	$60,000
Kent C. Roberts III	$60,000	(3)	—	—	—	$60,000
John S. Runyan	$75,000	(4)	—	—	—	$75,000

(1)

In 2019, Mr. Marshall earned director fees of $75,000, which included compensation for serving as Chairman of the Audit Committee of our board of directors. None of these fees was paid in cash. During 2019, Mr. Marshall received options in lieu of cash consisting of (i) on March 29, 2019, an issuance of an option to purchase 117,188 shares of our common stock at $0.16 per share, (ii) on June 28, 2019, an issuance of an option to purchase 81,522 shares of our common stock at $0.23 per share, (iii) on September 30, 2019, an issuance of an option to purchase 59,524 shares of our common stock at $0.32 per share, and (iv) on December 30, 2019, an issuance of an option to purchase 85,227 shares of our common stock at $0.22 per share. In addition, on September 18, 2019, he was issued an option to purchase 45,000 shares of our common stock at an exercise price of $0.21 per share.

(2)

In 2019 Mr. Strommen earned director fees of $60,000. During 2019, Mr. Strommen received options in lieu of cash consisting of (i) on March 29, 2019, an issuance of an option to purchase 93,750 shares of our common stock at $0.16 per share, (ii) on June 28, 2019, an issuance of an option to purchase 65,217 shares of our common stock at $0.23 per share, (iii) on September 30, 2019, an option to purchase 47,619 shares of our common stock at $0.32 per share, and (iv) on December 31, 2019, an option to purchase 68,182 shares of our common stock at $0.22 per share.

(3)

In 2019 Mr. Roberts earned director fees of $60,000. During 2019, Mr. Roberts received options in lieu of cash consisting of (i) on March 29, 2019, an issuance of an option to purchase 93,750 shares of our common stock at $0.16 per share, (ii) on June 28, 2019, an issuance of an option to purchase 65,217 shares of our common stock at $0.23 per share, (iii) on September 30, 2019, an option to purchase 47,619 shares of our common stock at $0.32 per share, and (iv) on December 31, 2019, an option to purchase 68,182 shares of our common stock at $0.22 per share.

(4)

In 2019, Mr. Runyan earned director fees of $75,000. None of these fees was paid in cash. During 2019, Mr. Runyan received options in lieu of cash consisting of (i) on March 29, 2019, an issuance of an option to purchase 117,188 shares of our common stock at $0.16 per share, (ii) on June 28, 2019, an issuance of an option to purchase 81,522 shares of our common stock at $0.23 per share, (iii) on September 30, 2019, an issuance of an option to purchase 59,524 shares of our common stock at $0.32 per share, and (iv) on December 30, 2019, an issuance of an option to purchase 85,227 shares of our common stock at $0.22 per share.

Limitation of Liability and Indemnification Matters

As permitted by the Delaware general corporation law, we have included a provision in our certificate of incorporation to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of the director’s duty of loyalty to our company, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware general corporation law or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation also provides that our company shall, to the full extent permitted by section 145 of the Delaware general corporation law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

In addition, our Bylaws provide that we are required to indemnify our officers and directors even when indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

We may enter into indemnification agreements with our officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware general corporation law. The indemnification agreements would require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers and directors other than for liabilities arising from willful misconduct of a culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain our directors’ and officers’ insurance if available on reasonable terms. As of the date of this prospectus, our company has not entered into any indemnification agreement with any of its directors or officers, except for Mr. Strommen.

We have obtained directors’ and officers’ liability insurance in amounts comparable to other companies of our size and in our industry.

No pending litigation or proceeding involving a director, officer, employee or other agent of our company currently exists as to which indemnification is being sought. We are not aware of any threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent of our company.

See “Disclosure of SEC Position on Indemnification for Securities Act Liabilities.”

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding unexercised stock options and equity incentive plan awards for each of the Named Executive Officers outstanding as of December 31, 2019.  All stock or options that were granted to the Named Executive Officers during the fiscal year ended December 31, 2019 have fully vested, except as indicated.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Share Price on Grant Date	Option Expiration Date
Dennis P. Calvert	3,731,322	1,865,661	1,865,661	$ 0.45	$ 0.45	May 2, 2027
	200,000		--	$ 0.575	$ 0.50	February 1, 2020
Charles K. Dargan II	10,000		--	$ 0.50	$ 0.50	January 31, 2020
	10,000		--	$ 0.45	$ 0.45	February 28, 2020
	60,000		--	$ 0.575	$ 0.50	February 1, 2020
	10,000		--	$ 0.50	$ 0.50	March 31, 2020
	10,000		--	$ 0.39	$ 0.39	April 29, 2020
	10,000		--	$ 0.31	$ 0.31	May 31, 2020
	10,000		--	$ 0.25	$ 0.25	June 30, 2020
	10,000		--	$ 0.24	$ 0.24	July 31, 2020
	10,000		--	$ 0.23	$ 0.23	August 30, 2020
	200,000		--	$ 0.30	$ 0.30	August 4, 2020
	10,000		--	$ 0.35	$ 0.35	September 30, 2020
	10,000		--	$ 0.42	$ 0.42	October 31, 2020
	10,000		--	$ 0.40	$ 0.40	November 30, 2020
	10,000		--	$ 0.50	$ 0.50	December 31, 2020
	10,000		--	$ 0.42	$ 0.42	January 31, 2021
	120,000		--	$ 0.41	$ 0.41	February 28, 2021
	300,000		--	$ 0.35	$ 0.35	April 10, 2022
	410,000		--	$ 0.30	$ 0.30	December 28, 2022
	300,000		--	$ 0.30	$ 0.30	July 17, 2023
	300,000		--	$ 0.30	$ 0.30	June 23, 2024
	300,000		--	$ 0.57	$ 0.57	September 30, 2025
	300,000		--	$ 0.69	$ 0.69	February 10, 2027
	300,000		--	$ 0.39	$ 0.39	December 31, 2027
	300,000		--	$ 0.22	$ 0.22	January 16, 2029
Kenneth R. Code	200,000		--	$ 1.03	$ 0.94	July 17, 2023
	200,000		--	$ 0.575	$ 0.50	February 1, 2020
Joseph Provenzano	200,000			$ 0.575	$ 0.50	February 1, 2020
	296,203			$ 0.30	$ 0.30	August 4, 2020
	200,000			$ 0.41	$ 0.41	March 21, 2021
	100,000			$ 0.45	$ 0.45	October 23, 2027
	1,000,000	800,000	800,000	$ 0.17	$ 0.17	May 28, 2029
	32,500			$ 0.22	$ 0.22	September 18, 2029

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of our common stock as of April 10, 2020, including rights to acquire beneficial ownership of shares of our common stock within 60 days of April 21, 2020, by (a) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding Common stock; (b) each director, (c) each Named Executive Officer, and (d) all directors and executive officers of the Company as a group:

Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership	Percent of Class(2)
Kenneth R. Code(4)	24,020,994	13.5%
Dennis P. Calvert(5)	11,270,657	6.3%
Jack B. Strommen(6)	8,479,879	4.7%
Charles K. Dargan II(7)	3,581,500	2.0%
Dennis E. Marshall(8)	3,044,448	1.7%
Joseph L. Provenzano(9)	2,799,446	1.6%
Kent C. Roberts II(10)	2,131,173	1.2%
John S. Runyan(11)	2,188,283	1.2%
All directors and officers as a group (8 persons)	57,516,380	32.2%

Except as noted in any footnotes below, each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(1)

The address for all directors and the Named Executive Officers is: c/o BioLargo, Inc., 14921 Chestnut St., Westminster, CA 92683, except for: Kent C. Roberts II’s address is 1146 Oxford Road, San Marino, CA 91108; Charles K. Dargan II’s address is 18841 NE 29th Avenue, Suite 700, Aventura, FL 33180; and John S. Runyan’s address is 30001 Hillside Terrace, San Juan Capistrano, CA 92675

(2)

Our company has only one class of stock outstanding. The sum of 177,100,206 shares of common stock outstanding as of the date hereof, and 17,075,677 shares of common stock subject to options currently exercisable or exercisable within 60 days by the directors and officers, are deemed outstanding for determining the number of shares beneficially owned by the directors and officers, and the directors and officers as a group, and for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

(3)

Includes 22,139,012 shares owned indirectly by Mr. Code issued on April 29, 2007 to IOWC Technologies, Inc. in connection with the acquisition by our company of certain intellectual property and other assets on that date. Includes 265,000 shares issuable to Mr. Code upon exercise of options.

(4)

Includes 1,528,695 shares of common stock held by New Millennium Capital Partners, LLC, which is wholly owned and controlled by Mr. Calvert. Includes 2,130,661 shares issuable to Mr. Calvert upon exercise of other options granted from time to time by our company.

(5)	Includes 573,589 shares issuable to Mr. Strommen upon exercise of options; includes 3,590,476 shares issuable to Mr. Strommen upon the exercise of warrants.

(6)	Includes 3,256,500 shares issuable to Mr. Dargan upon exercise of options.

(7)	Includes 2,784,476 shares issuable to Mr. Marshall upon exercise of options.

(8)	Includes 1,028,703 shares issuable to Mr. Provenzano upon exercise of options.

(9)	Includes 1,604,948 shares issuable to Mr. Roberts upon exercise of options.

Includes 1,841,114 shares issuable to Mr. Runyan upon exercise of options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our company has adopted a policy that all transactions between our company and its executive officers, directors and other affiliates must be approved by a majority of the members of our board of directors and by a majority of the disinterested members of our board of directors, and must be on terms no less favorable to our company than could be obtained from unaffiliated third parties.

From time to time, our company is unable to pay in full amounts due to its officers for salary and business expenses, and those amounts are recorded as liabilities in our financial statements. These amounts are then paid in the future as our company’s cash position allows, or through the issuance of our common stock, or an option to purchase common stock, pursuant to a plan adopted by our board for the payment of outstanding payables.

Our officers and board members routinely forego cash compensation in lieu of receiving common stock or options to purchase common stock, pursuant to a plan adopted by our board for the payment of outstanding payables.

On March 31, 2019, we issued options to purchase 421,876 shares of our common stock at an exercise price of $0.16 per share to four members of our board of directors, in lieu of $67,500 in fees, as follows: 117,188 to Mr. Marshall in exchange for $18,750 in fees due; 93,750 to Mr. Strommen in exchange for $15,000 in fees due; 93,750 to Mr. Roberts in exchange for $15,000 in fees due; and 117,188 to Mr. Runyan in exchange for $18,750 in fees due. The options expire 10 years from the date of grant.

On March 31, 2019, we issued an aggregate 579,996 shares of our common stock to two executive officers in exchange for a reduction of $92,799 of salary and unreimbursed business expenses owed to the officers.

On April 29, 2019, we issued an aggregate 579,996 shares of our common stock to two executive officers in exchange for a reduction of $92,799 of salary and unreimbursed business expenses owed to the officers.

On June 30, 2019, we issued options to purchase 293,478 shares of our common stock at an exercise price of $0.23 per share to four members of our board of directors, in lieu of $67,500 in fees, as follows: 81,522 to Mr. Marshall in exchange for $18,750 in fees due; 65,217 to Mr. Strommen in exchange for $15,000 in fees due; 65,217 to Mr. Roberts in exchange for $15,000 in fees due; and 81,522 to Mr. Runyan in exchange for $18,750 in fees due. The options expire 10 years from the date of grant.

On September 30, 2019, we issued options to purchase 214,286 shares of our common stock at an exercise price of $0.315 per share to four members of our board of directors, in lieu of $67,500 in fees, as follows: 59,524 to Mr. Marshall in exchange for $18,750 in fees due; 47,619 to Mr. Strommen in exchange for $15,000 in fees due; 47,619 to Mr. Roberts in exchange for $15,000 in fees due; and 59,524 to Mr. Runyan in exchange for $18,750 in fees due. The options expire 10 years from the date of grant.

On December 31, 2019, we issued options to purchase 306,818 shares of our common stock at an exercise price of $0.22 per share to four members of our board of directors, in lieu of $67,500 in fees, as follows: 85,227 to Mr. Marshall in exchange for $18,750 in fees due; 68,182 to Mr. Strommen in exchange for $15,000 in fees due; 68,182 to Mr. Roberts in exchange for $15,000 in fees due; and 85,227 to Mr. Runyan in exchange for $18,750 in fees due. The options expire 10 years from the date of grant.

On December 31, 2018, we issued options to purchase 281,250 shares of our common stock at an exercise price of $0.22 per share to four members of our board of directors, in lieu of $67,500 in fees, as follows: 78,125 to Mr. Marshall in exchange for $18,750 in fees due; 62,500 to Mr. Strommen in exchange for $15,000 in fees due; 62,500to Mr. Roberts in exchange for $15,000 in fees due; and 78,125 to Mr. Runyan in exchange for $18,750 in fees due. The options expire 10 years from the date of grant.

On March 31, 2018, we issued an aggregate 323,030 shares of our common stock to two executive officers in exchange for a reduction of $83,664 of salary owed to the officers.

On March 31, 2018, we issued options to purchase 260,620 shares of our common stock at an exercise price of $0.295 per share to four members of our board of directors, in lieu of $67,500 in fees, as follows: 72,394 to Mr. Marshall in exchange for $18,750 in fees due; 57,916 to Mr. Strommen in exchange for $15,000 in fees due; 57,916 to Mr. Roberts in exchange for $15,000 in fees due; and 72,394 to Mr. Runyan in exchange for $18,750 in fees due. The options expire 10 years from the date of grant.

On March 28, 2018, Mr. Strommen invested $100,000 in the Company’s private securities offering, receiving a promissory note in the face amount of $100,000, bearing annual interest at the rate of 12%, which is convertible into the Company’s common stock by Mr. Strommen at any time, or the Company at the April 30, 2021 maturity, at the rate of $0.30 per share. Investors in the offering also receive a stock purchase warrant to purchase the number of shares calculated by dividing the investment amount by the note conversion price. Mr. Strommen received a warrant to purchase 333,334 shares of common stock at $0.48 per share, which expires April 20, 2023.

On June 29, 2018, we issued an aggregate 176,950 shares of our common stock to two executive officers in exchange for a reduction of $76,087 of salary owed to the officers.

On June 29, 2018, we issued options to purchase 156,978 shares of our common stock at an exercise price of $0.31 per share to four members of our board of directors, in lieu of $67,500 in fees, as follows: 43,605 to Mr. Marshall in exchange for $18,750 in fees due; 34,884 to Mr. Strommen in exchange for $15,000 in fees due; 34,884 to Mr. Roberts in exchange for $15,000 in fees due; and 43,605 to Mr. Runyan in exchange for $18,750 in fees due. The options expire 10 years from the date of grant.

On September 30, 2018, we issued an aggregate 249,258 shares of our common stock to two executive officers in exchange for a reduction of $67,300 of salary owed to the officers.

On September 30, 2018, we issued options to purchase 250,000 shares of our common stock at an exercise price of $0.27 per share to four members of our board of directors, in lieu of $67,500 in fees, as follows: 69,444 to Mr. Marshall in exchange for $18,750 in fees due; 55,556 to Mr. Strommen in exchange for $15,000 in fees due; 55,556 to Mr. Roberts in exchange for $15,000 in fees due; and 69,444 to Mr. Runyan in exchange for $18,750 in fees due. The options expire 10 years from the date of grant.

On December 31, 2018, we issued an aggregate 381,801 shares of our common stock to two executive officers in exchange for a reduction of $91,632 of salary and unreimbursed business expenses owed to the officers.

DESCRIPTION OF CAPITAL STOCK

As reflected in the Certificate of Incorporation as amended May 25, 2018, our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.00067 per share, and 50,000,000 shares of preferred stock, par value $0.00067 per share.

Authorized and Issued Stock
	Number of shares at April 21, 2020
Title of Class	Authorized	Outstanding	Reserved(1)

Common stock, par value $0.00067 per share	400,000,000	178,692,138	151,762,549

Preferred stock, $0.00067 par value per share	50,000,000	-0-	-0-

(1)	The 151,762,549 shares reserved for future issuances includes the shares issuable to the Selling Stockholders upon exercise of their warrants.

Common Stock

Dividends. Each share of our common stock is entitled to receive an equal dividend, if one is declared. We cannot provide any assurance that we will declare or pay cash dividends on our common stock in the future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our board of directors may determine it to be necessary to retain future earnings (if any) to finance operations. See “Risk Factors” and “Dividend Policy.”

Liquidation. If our company is liquidated, then assets that remain (if any) after the creditors are paid and the owners of preferred stock receive liquidation preferences (as applicable) will be distributed to the owners of our common stock pro rata.

Voting Rights. Each share of our common stock entitles the owner to one vote. There is no cumulative voting. A simple majority can elect all of the directors at a given meeting, and the minority would not be able to elect any director at that meeting.

Preemptive Rights. Owners of our common stock have no preemptive rights. We may sell shares of our common stock to third parties without first offering such shares to current stockholders.

Redemption Rights. We do not have the right to buy back shares of our common stock except in extraordinary transactions, such as mergers and court approved bankruptcy reorganizations. Owners of our common stock do not ordinarily have the right to require us to buy their common stock. We do not have a sinking fund to provide assets for any buy back.

Conversion Rights. Shares of our common stock cannot be converted into any other kind of stock except in extraordinary transactions, such as mergers and court approved bankruptcy reorganizations.

Nonassessability. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to issue “blank check” preferred stock. Our board of directors may divide this preferred stock into series and establish the rights, preferences and privileges thereof. Our board of directors may, without prior stockholder approval, issue any or all of the shares of this preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the relative voting power or other rights of our common stock. Preferred stock could be used as a method of discouraging, delaying or preventing a takeover or other change in control of our company. Issuances of preferred stock in the future could have a dilutive effect on our common stock.

As of the date of this prospectus, there are no shares of our preferred stock outstanding.

SELLING STOCKHOLDERS

 This prospectus relates to the possible resale by the selling stockholders of shares of common stock that have been or may be issued to (i) Vista Capital pursuant to the Vista Agreement, (ii) FirstFire pursuant to the FirstFire Agreement, (iii) Black Mountain pursuant to the warrants, and (iv) Gemini pursuant to the warrants. We are filing the registration statement of which this prospectus forms a part pursuant to the provisions of the Vista RRA, which we entered into with Vista Capital on December 14, 2017 concurrently with our execution of the Vista Agreement, in which we agreed to provide certain registration rights with respect to sales by Vista Capital of the shares of our common stock that have been or may be issued to Vista Capital under the Vista Agreement and associated promissory note. Additionally, we are filing the registration statement of which this prospectus forms a part pursuant to the provisions of the FirstFire RRA, which we entered into with FirstFire on January 16, 2018, concurrently with our execution of the FirstFire Agreement, in which we agreed to provide certain registration rights with respect to sales by FirstFire of the shares of our common stock that have been or may be issued to FirstFire under the FirstFire Agreement and the FirstFire Note.

Vista Capital, FirstFire, Black Mountain, and Gemini, as the selling stockholders, may, from time to time, offer and sell pursuant to this prospectus any or all of the shares that they have acquired. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares.

The following table presents information regarding the selling stockholders and the shares that they may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling stockholders, and reflects their holdings as of May 10, 2019. None of the selling stockholders, nor any of their affiliates, has held a position or office, or had any other material relationship, with us or any of our predecessors or affiliates. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and Rule 13d-3 thereunder.

Selling Stockholder	Shares Beneficially Owned Before this Offering	Percentage of Outstanding Shares Beneficially Owned Before this Offering(1)	Shares to be Sold in this Offering	Percentage of Outstanding Shares Beneficially Owned After this Offering
Vista Capital Investments, LLC(2)	816,808(3)	*%	0	*%
FirstFire Global Opportunities Fund, LLC(4)	96,609(5)	*%	0	*%
Black Mountain Equities, Inc.(6)	0	*%	2,133,334	*%
Gemini Master Fund, Ltd.(7)	0	*%	3,200,000	*%
			5,333,334

*less than 1%

(1)	Percentages are based 178,692,138 outstanding shares of our common stock as of April 21, 2020.

(2)

David Clark, the Managing Member of Vista Capital Investments, LLC, is deemed to be the beneficial owner of all of the shares of common stock owned by Vista Capital Investments, LLC. Mr. Clark has sole voting and investment power over the shares being offered under the prospectus filed with the SEC in connection with the transactions contemplated under the Vista Agreement. Vista Capital Investments, LLC is not a licensed broker dealer or an affiliate of a licensed broker dealer.

(3)

Represents a portion of the shares of our common stock issued to Vista Capital on December 18, 2017 as an initial fee for its commitment to fund the Vista Note contemplated by the Vista Agreement. In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the additional shares of common stock that we may issue to Vista Capital pursuant to conversion of its promissory note, because the issuance of such shares is solely at the discretion of Vista Capital. See the description under the heading “The Vista Capital Transaction” for more information about the Vista Agreement.

(4)

Eli Fireman, the Managing Member of FirstFire Global Opportunities Fund, LLC, is deemed to be the beneficial owner of all of the shares of common stock owned by FirstFire Global Opportunities Fund, LLC. Mr. Fireman has sole voting and investment power over the shares being offered under the prospectus filed with the SEC in connection with the transactions contemplated under the FirstFire Agreement related to FirstFire. FirstFire Global Opportunities Fund, LLC is not a licensed broker dealer or an affiliate of a licensed broker dealer.

(5)

Represents a portion of the shares of our common stock issued to FirstFire on January 16, 2018, as an initial fee for its commitment to fund the FirstFire Note contemplated by the FirstFire Agreement, and the shares issued on conversion of the FirstFire Note. See the description under the heading “The FirstFire Transaction” for more information about the FirstFire Agreement.

(6)

Adam Baker is the president of Black Mountain Equities, Inc., and is deemed to be the beneficial owner of all the shares of common stock owned by Black Mountain Equities, Inc. Mr. Baker has sole voting and investment power over the shares being offered under the prospectus filed with the SEC. Black Mountain Equities, Inc. is not a licensed broker dealer or an affiliate of a licensed broker dealer.

(7)

Steven Winters is the president of the investment manager to Gemini Master Fund, Ltd., and is deemed to be the beneficial owner of all the shares of common stock owned by Gemini Master Fund, Ltd. Mr. Winters has sole voting and investment power over the shares being offered under the prospectus filed with the SEC. Gemini Master Fund, Ltd. is not a licensed broker dealer or an affiliate of a licensed broker dealer.

* Less than one percent (1%)

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by the selling stockholders. The common stock may be sold or distributed from time to time by a selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus could be effected in one or more of the following methods:

●	ordinary brokers’ transactions;

●	transactions involving cross or block trades;

●	through brokers, dealers, or underwriters who may act solely as agents;

●	“at the market” into an existing market for the common stock;

●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●	in privately negotiated transactions; or

●	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Each selling stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Each selling stockholder has informed us that it intends to use an unaffiliated broker-dealer to effectuate all sales, if any, of the common stock that it may receive pursuant to the transactions described in the prospectus. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Each selling stockholder has informed us that each such broker-dealer will receive commissions from the selling stockholder that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions. Neither we nor the selling stockholders can presently estimate the amount of compensation that any agent will receive.

We know of no existing arrangements between any selling stockholder or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters or dealers, any compensation from the selling stockholder, and any other required information.

We will pay the expenses incident to the registration, offering, and sale of the shares to the selling stockholders. We have agreed to indemnify the selling stockholders and certain other persons against certain liabilities in connection with the offering of shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

We have advised each selling stockholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution, from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by the selling stockholders.

Our common stock is quoted on the OTC Markets under the symbol “BLGO”.

Blue Sky Restrictions on Resale

If the selling stockholder desires to sell shares of our common stock under this prospectus in the United States, then the selling stockholder will also need to comply with state securities laws, also known as “Blue Sky laws,” with regard to secondary sales. All states offer a variety of exemptions from registration for secondary sales. Many states, for example, have an exemption for secondary trading of securities registered under Section 12(g) of the Exchange Act or for securities of issuers that publish continuous disclosure of financial and non-financial information in a recognized securities manual, such as Standard & Poor’s.

Any person who purchases shares of our common stock from the selling stockholder under this prospectus who then desires to sell such shares also will have to comply with Blue Sky laws regarding secondary sales.

DISCLOSURE OF SEC POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

As permitted by the Delaware general corporation law, we have included a provision in our certificate of incorporation to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of the director’s duty of loyalty to our company, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware general corporation law or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation also provides that our company shall, to the full extent permitted by section 145 of the Delaware general corporation law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by our company of expenses incurred or paid by such director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person of our company in connection with the securities being registered in the registration statement of which this prospectus is a part, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by our company is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL OPINION

The validity of the shares covered by the registration statement of which this prospectus is a part has been passed upon for us by Wilson Bradshaw, LLP.

EXPERTS

The consolidated financial statements included in this prospectus for the years ended December 31, 2019 and 2018 have been audited by Haskell & White LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein (which expressed an unqualified opinion and includes an explanatory paragraph referring to conditions that raise substantial doubt about BioLargo, Inc. and subsidiaries’ ability to continue as a going concern) and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279. You can obtain copies of these materials from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC’s website (www.SEC.gov) contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We have filed a registration statement on Form S-1 with the SEC under the Securities Act of 1933, as amended, with respect to the securities offered in this prospectus. This prospectus, which is filed as part of a registration statement, does not contain all of the information set forth in the registration statement, some portions of which have been omitted in accordance with the SEC’s rules and regulations. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document that is filed as an exhibit to the registration statement. The registration statement may be inspected without charge at the public reference facilities maintained by the SEC, and copies of such materials can be obtained from the Public Reference Section of the SEC at prescribed rates. You may obtain additional information regarding our company on our website, located at www.BioLargo.com.

BIOLARGO, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

BioLargo, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BioLargo, Inc. and Subsidiaries (the “Company”) as of December 31, 2018 and 2019, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2019, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has experienced recurring losses, negative cash flows from operations, has limited capital resources, a net stockholders’ deficit, and significant debt obligations coming due in the near term. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Changes in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2019, the Company adopted FASB ASC 842, Leases, using the effective date option, as approved by the FASB in July 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HASKELL & WHITE LLP

We have served as the Company’s auditor since 2011.

Irvine, California

March 31, 2020

BIOLARGO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND DECEMBER 31, 2019

(in thousands, except for per share data)

	DECEMBER 31, 2018	DECEMBER 31, 2019
Assets
Current assets:
Cash and cash equivalents	$655	$655
Accounts receivable, net of allowance	257	355
Inventories, net of allowance	26	16
Prepaid expenses and other current assets	17	39
Total current assets	955	1,065

In-process research and development (Note 9)	1,893	1,893
Equipment, net of depreciation	126	95
Other non-current assets	35	35
Right of use, operating lease, net of amortization	—	411
Deferred offering cost	176	122
Total assets	$3,185	$3,621

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued expenses	$501	$602
Clyra Medical note payable (See Note 9)	—	1,007
Note payable	400	50
Line of credit	430	50
Convertible notes payable	1,365	3,957
Discount on convertible notes payable, and line of credit, net of amortization	(205)	(1,472)
Deferred revenue	—	35
Lease liability, current	—	125
Total current liabilities	2,491	4,354
Long-term liabilities:
Convertible notes and note payable	285	700
Discount on convertible notes payable, net of amortization	(118)	(182)
Clyra Medical note payable (Note 9)	1,007	—
Liability to Clyra Medical shareholder (Note 9)	643	643
Lease liability	—	286
Total liabilities	4,308	5,801
COMMITMENTS, CONTINGENCIES (Note 12)

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred Series A, $.00067 Par Value, 50,000,000 Shares Authorized, -0- Shares Issued and Outstanding, at December 31, 2018 and December 31, 2019, respectively.	—	—
Common stock, $.00067 Par Value, 400,000,000 Shares Authorized, 141,466,071 and 166,256,024 Shares Issued, at December 31, 2018 and December 31, 2019, respectively.	95	111
Additional paid-in capital	110,222	121,327
Accumulated other comprehensive loss	(90)	(99)
Accumulated deficit	(111,723)	(123,492)
Total Biolargo Inc. and Subsidiaries stockholders’ equity (deficit)	(1,496)	(2,153)
Non-controlling interest (Note 9)	373	(27)
Total stockholders’ equity (deficit)	(1,123)	(2,180)
Total liabilities and stockholders’ equity (deficit)	$3,185	$3,621

See accompanying notes to consolidated financial statements and report of Independent Registered Public Accounting Firm.

BIOLARGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(in thousands, except for per share data)

	DECEMBER 31, 2018	DECEMBER 31, 2019
Revenue
Product revenue	$1,123	$1,460
Service revenue	241	401
Total revenue	1,364	1,861

Cost of revenue
Cost of goods sold	(571)	(627)
Cost of service	(172)	(318)
Total cost of revenue	(743)	(945)
Gross profit	621	916

Operating expenses:
Selling, general and administrative expenses	5,314	6,140
Research and development	1,719	1,472
Total operating expenses	7,033	7, 612

Operating loss	(6,412)	(6,696)

Other income (expense):
Grant income	158	218
Tax credit income	73	63
Interest expense	(3,494)	(3,996)
Debt conversion expense	(276)	—
Loss on extinguishment of debt	(745)	(1,029)
Total other (expense) income	(4,284)	(4,744)

Net loss	(10,696)	(11,440)

Net loss attributable to noncontrolling interest	(475)	(750)
Net loss attributable to common stockholders	$(10,221)	$(10,690)

Net loss per share attributable to common stockholders:
Loss per share attributable to stockholders – basic and diluted	$(0.09)	$(0.08)
Weighted average number of common shares outstanding:	122,000,940	152,086,221

Comprehensive loss attributable to common stockholders

Net loss	$(10,696)	$(11,440)
Foreign currency translation adjustment	(28)	(9)
Comprehensive loss	(10,724)	(11,449)

Comprehensive loss attributable to noncontrolling interest	(475)	(750)
Comprehensive loss attributable to stockholders	$(10,249)	$(10,699)

See accompanying notes to consolidated financial statements and report of Independent Registered Public Accounting Firm.

BIOLARGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(in thousands, except for share data)

	Common stock		Additional paid-in	Accumulated	Accumulated other comprehensive	Non- controlling	Total stockholders’ equity
	Shares	Amount	capital	deficit	Loss	interest	(deficit)
Balance, December 31, 2017	104,164,465	$70	$97,093	$(101,205)	$(62)	$695	$(3,409)
Conversion of notes	18,859,100	13	6,177	—	—	—	6,190
Inducement to convert notes	2,749,197	2	630	—	—	—	632
Issuance of common stock for service	3,214,121	2	906	—	—	—	908
Issuance of common stock for interest	2,042,196	1	523	—	—	—	524
Financing fee in common stock	402,385	—	127	—	—	—	127
Issuance of common stock for the acquisition of In-process research and development	7,142,858	5	(5)	—	—	—	—
Sale of stock for cash	2,891,749	2	837	—	—	—	839
Warrant exercise price reduction for cash	—	—	149	—	—	—	149
Stock option compensation expense	—	—	1,335	—	—	—	1,335
Warrants and conversion feature issued as discount on convertible notes payable and line of credit	—	—	795	—	—	—	795
Issuance of Clyra common stock	—	—	852	—	—	153	1,005
Fair value of warrants for extension of debt	—	—	506	—	—	—	506
Deemed dividend for the change in accounting for derivative liability	—	—	297	(297)	—	—	—
Net loss	—	—	—	(10,221)	—	(475)	(10,696)
Foreign currency translation	—	—	—	—	(28)	—	(28)
Balance, December 31, 2018	141,466,071	$95	$110,222	$(111,723)	$(90)	$373	$(1,123)
Conversion of notes	12,105,699	8	1,727	—	—	—	1,735
Warrant exercise	7,544,456	5	555	—	—	—	560
Issuance of common stock for service	3,318,490	2	708	—	—	—	710
Issuance of common stock for interest	915,164	1	199	—	—	—	200
Financing fee in common stock cancelled	(150,000)	—	(42)	—	—	—	(42)
Stock issuance to officer	500,000	—	•	—	—	—	—
Sale of stock for cash	556,144	—	125	—	—	—	125
Stock option compensation expense	—	—	1,522	—	—	—	1,522
Warrants and conversion feature issued as discount on convertible notes payable and line of credit	—	—	3,931	—	—	—	3,931
Issuance of Clyra common stock	—	—	186	—	—	350	536
Debt extinguishment expense	—	—	619	—	—	—	619
Warrant reprice	—	—	56	—	—	—	56
Exchange Clyra ownership for Biolargo Debt	—	—	440	—	—	—	440
Preferred Series A Clyra dividend, converted to Clyra Shares	—	—	270	(270)	—	—	—
Deemed dividend for the change in accounting for derivative liability	—	—	809	(809)	—	—	—
Net loss	—	—	—	(10,690)	—	(750)	(11,440)
Foreign currency translation	—	—	—	—	(9)	—	(9)
Balance, December 31, 2019	166,256,024	$111	$121,327	$(123,492)	$(99)	$(27)	$(2,180)

See accompanying notes to consolidated financial statements and report of Independent Registered Public Accounting Firm.

BIOLARGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(in thousands, except for per share data)

	DECEMBER 31, 2018	DECEMBER 31, 2019
Cash flows from operating activities
Net loss	$(10,696)	$(11,440)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock option compensation expense	1,335	1,522
Common stock issued in lieu of salary to officers and fees for services from vendors	898	710
Common stock issued for interest	524	200
Interest expense related to amortization of the discount on convertible notes payable and line of credit and deferred financing costs	2,766	3,376
Loss on extinguishment of debt	745	1,029
Debt conversion expense	276	—
Deferred offering expense	19	53
Financing fee paid in stock (cancellation)	42	(42)
Warrant reprice	—	56
Amortization and depreciation expense	50	65
Bad debt expense	—	24
Changes in assets and liabilities:
Accounts receivable	(163)	(121)
Inventories	28	9
Accounts payable and accrued expenses	284	123
Deferred revenue	—	35
Prepaid expenses and other assets	1	(21)
Net cash used in operating activities	(3,891)	(4,422)
Cash flows from investing activities
Equipment purchases	(58)	(35)
Net cash used in investing activities	(58)	(35)
Cash flows from financing activities
Proceeds from convertible notes payable	705	1,632
Proceeds from OID offering	—	2,703
Proceeds from the sale of stock in Clyra Medical	1,005	536
Repayment of Clyra Medical note payable	(243)	—
Proceeds from sale of stock to Lincoln Park Capital	839	125
Proceeds from notes payable	400	—
Proceeds from line of credit	430	—
Proceeds from conversion inducement	357	—
Proceeds from warrant buy down	149	—
Proceeds from warrant exercise	—	560
Repayment of note payable	—	(915)
Repayment of letter of credit	—	(175)
Net cash provided by financing activities	3,642	4,466
Net effect of foreign currency translation	(28)	(9)
Net change in cash	(335)	—
Cash at beginning of year	990	655
Cash at end of year	$655	$655
Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$54	$195
Income taxes	$13	$3
Non-cash investing and financing activities
Fair value of warrants issued with convertible notes and letter of credit	$795	$3,931
Conversion of convertible notes payable into common stock	$6,190	$1,735
Convertible Notes issued with Original Issue Discount	$—	$1,008
Note payable issued for intellectual property	$1,250	$—
Liability to Scion Solutions, LLC	$643	$—
Exchange of Note Payable for Clyra Shares	$—	$440
Fair value of stock issued for equipment	$10	$—
Fair value of stock issued for financing fees	$85	$—
Fair value of stock issued for conversion of Clyra Medical line of credit	$250	$—
Exercise of stock options	$12	$—
Clyra preferred shares dividend exchange for Clyra common stock	$—	$270
Right of use / operating lease	$—	$411
Deemed dividend	$297	$809

See accompanying notes to consolidated financial statements and report of Independent Registered Public Accounting Firm

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Business and Organization

Description of Business

BioLargo, Inc. is an innovative technology developer and environmental engineering company driven by a mission to "make life better" by delivering robust, sustainable solutions for a broad range of industries and applications, with a focus on clean water, clean air. The company also owns a minority interest  in an advanced wound care subsidiary that has licensed BioLargo Technologies and it plans to spin out or sell when the appropriate opportunity is identified.  Our business strategy is straightforward: we invent or acquire technologies that we believe have the potential to be disruptive in large commercial markets; we develop and validate these technologies to advance and promote their commercial success as we leverage our considerable scientific, engineering, and entrepreneurial talent; we then monetize these technical assets through a variety of business structures that may include licensure, joint venture, sale, spin off, or by deploying direct to market strategies.

Liquidity / Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of our business. For the year ended December 31, 2019, we had a net loss of $11,440,000, used $4,422,000 cash in operations, and at December 31, 2019, we had a working capital deficit of $3,289,000, and current assets of $1,065,000. We do not believe gross profits will be sufficient to fund our current level of operations or pay our debt due prior to December 31, 2020, and will have to obtain further investment capital to continue to fund operations and seek to refinance our existing debt. We have been, and anticipate that we will continue to be, limited in terms of our capital resources. During the year ended December 31, 2019, we generated revenues of $1,861,000 through two subsidiaries (Odor-No-More and BLEST – see Note 11, “Business Segment Information”). Neither generated enough revenues to fund their operations, or fund our corporation operations or other business segments, and thus to continue to operate throughout 2019, we conducted private securities offerings. During the year ended December 31, 2019, we received $4,466,000 net proceeds from various private securities offerings, and ended the year with total cash and cash equivalents of $655,000. We intend to refinance or renegotiate the $550,000 in debt obligations due in August 2020; the remainder of debt due in 2020 is convertible at maturity. Our cash position is insufficient to maintain our current level of operations and research/development, and thus we will be required to raise substantial additional capital to continue to fund our operations in calendar year 2020, as well as our future business plans. We continue to raise money through private securities offerings and our LPC Purchase Agreement (see Notes 3 and 13), and continue to negotiate for more financing from private and institutional investors. No assurance can be made of our success at raising money through private or public offerings.

The foregoing factors raise substantial doubt about our ability to continue as a going concern. Ultimately, our ability to continue as a going concern is dependent upon our ability to attract significant new sources of capital, attain a reasonable threshold of operating efficiencies and achieve profitable operations by licensing or otherwise commercializing products incorporating our technologies. The consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Organization

We are a Delaware corporation formed in 1991. We have four wholly-owned subsidiaries: BioLargo Life Technologies, Inc., organized under the laws of the State of California in 2006; Odor-No-More, Inc., organized under the laws of the State of California in 2009; BioLargo Water Investment Group Inc. organized under the laws of the State of California in 2019, which wholly owns BioLargo Water, Inc., organized under the laws of Canada in 2014; and BioLargo Development Corp., organized under the laws of the State of California in 2016. Additionally, we own 97.5% (see Note 10) of BioLargo Engineering Science and Technologies, LLC, organized under the laws of the State of Tennessee in 2017 (“BLEST”). We also own 36% of Clyra Medical Technologies, Inc. (“Clyra Medical”), organized under the laws of the State of California in 2012, and consolidate their financial statements (see Note 2, subheading “Principles of Consolidation,” and Note 9).

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, BLEST, and Clyra Medical. Management believes Clyra Medical’s financial statements are appropriately consolidated with that of the Company after reviewing the guidance of ASC Topic 810, “Consolidation”, and concluding that BioLargo controls Clyra Medical. While BioLargo does not have voting interest control through a majority stock ownership of Clyra Medical (it owns 36% of the outstanding voting stock), it does exercise control under the “Variable Interest Model.” There is substantial board overlap, BioLargo is the primary beneficiary since it has the power to direct Clyra Medical’s activities that most significantly impact Clyra Medical’s performance, and it has the obligation to absorb losses or receive benefits (through royalties and licensing) that could be potentially significant to Clyra Medical. Biolargo has consolidated Clyra Medical’s operations for all periods presented. (See Note 9.)

All intercompany accounts and transactions have been eliminated.

Foreign Currency

The Company has designated the functional currency of Biolargo Water, Inc., our Canadian subsidiary, to be the Canadian dollar. Therefore, translation gains and losses resulting from differences in exchange rates are recorded in accumulated other comprehensive income.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. Substantially all cash equivalents are held in short-term money market accounts at one of the largest financial institutions in the United States. From time to time, our cash account balances are greater than the Federal Deposit Insurance Corporation insurance limit of $250,000 per owner per bank, and during such times, we are exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the financial institution. We do not anticipate non-performance by our financial institution.

As of December 31, 2018 and 2019, our cash balances were made up of the following (in thousands):

	2018	2019
Biolargo, Inc. and subsidiaries	$193	$652
Clyra Medical Technologies, Inc.	462	3
Total	$655	$655

Accounts Receivable

Trade accounts receivable are recorded net of allowances for doubtful accounts. Estimates for allowances for doubtful accounts are determined based on payment history and individual customer circumstances. The allowance for doubtful accounts as of December 31, 2018 was nil and 2019 was $24,000.

Credit Concentration

We have a limited number of customers that account for significant portions of our revenue. During the year ended December 31, 2018, we had one customer and during the year ended December 31, 2019, there were no customers that accounted for more than 10% of consolidated revenues in the respective periods, as follows:

	2018	2019
Customer A	33%	<10%

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We had two customers that each accounted for more than 10% of consolidated accounts receivable at December 31, 2018 and three customers at December 31, 2019 as follows:

	2018	2019
Customer B	12%	<10%
Customer C	31%	<10%
Customer D	<10%	20%
Customer E	<10%	14%
Customer F	<10%	13%

Inventory

Inventories are stated at the lower of cost or net realizable value using the average cost method. The allowance for obsolete inventory as of December 31, 2018 and 2019 was $3,000. As of December 31, 2018 and 2019, inventories consisted of (in thousands):

	2018	2019
Raw material	$14	$11
Finished goods	12	5
Total	$26	$16

Other Assets

Other Assets consisted of security deposits of $35,000 related to our business offices.

Impairment

Long-lived and definite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, then an impairment loss is recognized. The impairment loss is measured based on the fair value of the asset. Any resulting impairment is recorded as a reduction in the carrying value of the related asset in excess of fair value and a charge to operating results. For the years ended December 31, 2018 and 2019, management determined that there was no impairment of its long-lived assets, including its In-process Research and Development (see Note 9).

Earnings (Loss) Per Share

We report basic and diluted earnings (loss) per share (“EPS”) for common and common share equivalents. Basic EPS is computed by dividing reported earnings by the weighted average shares outstanding. Diluted EPS is computed by adding to the weighted average shares the dilutive effect if stock options and warrants were exercised into common stock. For the years ended December 31, 2018 and 2019, the denominator in the diluted EPS computation is the same as the denominator for basic EPS due to the anti-dilutive effect of the warrants and stock options on the Company’s net loss.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for stock-based transactions, debt transactions, derivative liabilities, allowance for bad debt, asset depreciation and amortization, among others.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The methods, estimates and judgments we use in applying these most critical accounting policies have a significant impact on the results of our financial statements.

Share-Based Compensation Expense

We recognize compensation expense for stock option awards on a straight-line basis over the applicable service period of the award, which is the vesting period. Fair value is determined on the grant date. Share-based compensation expense is based on the grant date fair value estimated using the Black-Scholes Option Pricing Model.

For stock and stock options issued to consultants and other non-employees for services, the Company measures and records an expense as of the earlier of the date at which either: a commitment for performance by the non-employee has been reached or the non-employee’s performance is complete. The equity instruments are measured at the current fair value, and for stock options, the instruments are measured at fair value using the Black Scholes option model.

For equity instruments issued and outstanding where performance is not complete, but the instrument has been recorded, those instruments are measured again at their then current fair market values at each of the reporting dates (they are “marked-to market”) until the performance and the contract are complete.

The following methodology and assumptions were used to calculate share-based compensation for the years ended December 31, 2018 and 2019:

	2018						2019
	Non Plan			2007 Plan			Non Plan			2018 Plan
Risk free interest rate	2.43	–	2.91%	2.89	–	2.91%	1.68	–	2.65%	1.68	–	2.65%
Expected volatility	538	–	563%	489	–	548%	133	–	152%	133	–	152%
Expected dividend yield		—			—			—			—
Forfeiture rate		—			—			—			—
Life in years		7			7			10			10

Expected price volatility is the measure by which our stock price is expected to fluctuate during the expected term of an option. Expected volatility is derived from the historical daily change in the market price of our common stock, as we believe that historical volatility is the best indicator of future volatility.

The risk-free interest rate used in the Black-Scholes calculation is based on the prevailing U.S. Treasury yield as determined by the U.S. Federal Reserve. We have never paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future.

Historically, we have not had significant forfeitures of unvested stock options granted to employees and Directors. A significant number of our stock option grants are fully vested at issuance or have short vesting provisions. Therefore, we have estimated the forfeiture rate of our outstanding stock options as zero.

Warrants

Warrants issued with our convertible and non-convertible debt instruments are accounted for under the fair value and relative fair value method.

The warrant is first analyzed per its terms as to whether it has derivative features or not. If the warrant is determined to be a derivative and not qualify for equity treatment, then it is measured at fair value using the Black Scholes option model, and recorded as a liability on the balance sheet. The warrant is re-measured at its then current fair value at each subsequent reporting date (it is “marked-to-market”).

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

If the warrant is determined to not have derivative features, it is recorded into equity at its fair value using the Black Scholes option model, however, limited to a relative fair value based upon the percentage of its fair value to the total fair value including the fair value of the convertible note.

Convertible debt instruments are recorded at fair value, limited to a relative fair value based upon the percentage of its fair value to the total fair value including the fair value of the warrant. Further, the convertible debt instrument is examined for any intrinsic beneficial conversion feature (“BCF”) of which the conversion price is less than the closing common stock price on date of issuance. If the relative fair value method is used to value the convertible debt instrument and there is an intrinsic BCF, a further analysis is undertaken of the BCF using an effective conversion price which assumes the conversion price is the relative fair value divided by the number of shares the convertible debt is converted into by its terms. The BCF value is accounted for as equity.

The warrant and BCF relative fair values are also recorded as a discount to the convertible promissory notes. As present, these equity features of the convertible promissory notes have recorded a discount to the convertible notes that is substantially equal to the proceeds received.

Non-Cash Transactions

We have established a policy relative to the methodology to determine the value assigned to each intangible we acquire, and/or services or products received for non-cash consideration of our common stock. The value is based on the market price of our common stock issued as consideration, at the date of the agreement of each transaction or when the service is rendered or product is received.

Revenue Recognition

We adopted ASU 2014-09, “Revenue from Contracts with Customers”, Topic 606, on January 1, 2018. The guidance focuses on the core principle for revenue recognition.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

We have revenue from two subsidiaries, Odor-No-More and BLEST. Odor-No-More identifies its contract with the customer through a written purchase order, in which the details of the contract are defined including the transaction price and method of shipment. The only performance obligation is to create and ship the product and each product has separate pricing. Odor-No-More recognizes revenue at a point in time when the order for its goods are shipped if its agreement with the customer is FOB Odor-No-More’s warehouse facility, and when goods are delivered to its customer if its agreement with the customer is FOB destination. Revenue is recognized with a reduction for sales discounts, as appropriate and negotiated in the customer’s purchase order. Odor-No-More also installs misting systems for which it bills on a time and materials basis. It identifies its contract with the customer through a written purchase order in which the details of the time to be billed and materials purchased and an estimated completion date. The performance obligation is the completion of the installation. Revenue is recognized in arrears as the work is performed.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BLEST identifies services to be performed in a written contract, which specifies the performance obligations and the rate at which the services will be billed. Each service is separately negotiated and priced. Revenue is recognized as services are performed and completed. BLEST’s contracts typically call for invoicing for time and materials incurred for that contract. A few contracts have called for milestone or fixed cost payments where BLEST bills an agreed to amount per month for the life of the contract. In these instances, completed work, billed hourly, is recognized as revenue. If the billing amount is greater or lesser than the completed work, a receivable or payable is created. These accounts are adjusted upon additional billings as the work is completed. To date, there have been no discounts or other financing terms for the contracts.

In the event that we generate revenues from royalties or license fees from our intellectual property, we anticipate a licensee would pay a license fee in one or more installments and ongoing royalties based on their sales of products incorporating or using our licensed intellectual property. Upon entering into a licensing agreement, we will determine the appropriate method of recognizing the royalty and license fees.

Government Grants

We have been awarded multiple research grants from the Canadian National Research Institute – Industrial Research Assistance Program (NRC-IRAP) and the National Science and Engineering Research Council of Canada (NSERC). The grants received are considered other income and are included in our consolidated statements of operations. We received our first grant in 2015 and have been awarded over 75 grants totaling over $3. million. Some of the funds from these grants are given directly to third parties (such as the University of Alberta or a third-party research scientist) to support research on our technology. The grants have terms generally ranging between six and eighteen months and support a majority, but not all, of the related research budget costs. This cooperative research allows us to utilize (i) a depth of resources and talent to accomplish highly skilled work, (ii) financial aid to support research and development costs, (iii) independent and credible validation of our technical claims.

The grants typically provide for (i) recurring monthly amounts, (ii) reimbursement of costs for research talent for which we invoice to request payment, and (iii) ancillary cost reimbursement for research talent travel related costs. All awarded grants have specific requirements on how the money is spent, typically to employ researchers. None of the funds may be used for general administrative expenses or overhead in the United States. These grants have substantially increased our level of research and development activities in Canada. We continue to apply for Canadian government and agency grants to fund research and development activities. Not all of our grant applications have been awarded, and no assurance can be made that any pending grant application, or any future grant applications, will be awarded.

Income Taxes

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of asset and liabilities. Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax asset and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We account for uncertainties in income tax law under a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns as prescribed by generally accepted accounting principles (“GAAP”). Under GAAP, the tax effects of a position are recognized only if it is “more-likely-than-not” to be sustained by the taxing authority as of the reporting date. If the tax position is not considered “more-likely-than-not” to be sustained, then no benefits of the position are recognized.

Fair Value of Financial Instruments

Management believes the carrying amounts of the Company’s financial instruments (excluding debt and equity instruments) as of December 31, 2018 and 2019 approximate their respective fair values because of the short-term nature of these instruments. Such instruments consist of cash, accounts receivable, prepaid assets, accounts payable, lines of credit, and other assets and liabilities.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tax Credits

Our research and development activities in Canada may entitle our Canadian subsidiary to claim benefits under the “Scientific Research and Experimental Development Program”, a Canadian federal tax incentive program designed to encourage Canadian businesses of all sizes and in all sectors to conduct research and development in Canada. Benefits under the program include credits to taxable income. If our Canadian subsidiary does not have taxable income in a reporting period, we instead receive a tax refund from the Canadian Revenue Authority. Those refunds are classified in Other Income on our Consolidated Statement of Operations and Comprehensive Loss.

Leases

In February 2016, the FASB issued ASU Update No. 2016-02, “Leases,” which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability, and lessors to recognize a net lease investment. Additional qualitative and quantitative disclosures are also required. We adopted this standard effective January 1, 2019 using the effective date option, as approved by the FASB in July 2018, which resulted in a $399,000 gross up of assets and liabilities; this balance may fluctuate over time as we enter into new leases, extend or terminate current leases. As of December 31, 2019, the gross up of our balance sheet related to our operating leases totals $411,000. Upon the transition to the ASC 842, the Company elected to use hindsight as a practical expedient with respect to determining the lease terms (as we considered our updated expectations of acceptance of the ONM lease renewal) and in assessing any impairment of right-of-use assets for existing leases. No impairment is expected at this time.

Recent Accounting Pronouncements.

In August 2018, the FASB issued Accounting Standards Update No. 2018-13, “Fair Value Measurement (Topic 820), Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. Management has not concluded its evaluation of the guidance. Its initial analysis is that it does not believe the new guidance will substantially impact the Company’s financial statements.

In June 2018, The FASB issued Accounting Standards Update No. 2018-07, “Compensation – Stock Compensation (topic 718): Improvements to Nonemployee Share-Based Payment Accounting”. The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts and Customers. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. We implemented the new guidelines during 2019 and there was not a substantial impact to our stock compensation expense.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Lincoln Park Financing

On August 25, 2017, we entered into a stock purchase agreement (“LPC Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which Lincoln Park agreed to purchase from us at our request up to an aggregate of $10 million of our common stock (subject to certain limitations) from time to time over a period of three years. Concurrently, we entered into a registration rights agreement with Lincoln Park (“LPC RRA”), pursuant to which we were required to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-1 to register for resale under the Securities Act of 1933, as amended, the shares of common stock that have been or may be issued to Lincoln Park under the LPC Purchase Agreement. The registration statement was filed, and on September 22, 2017, it was deemed effective by the SEC. The LPC Purchase Agreement allows us, from time to time and at our sole discretion, to direct Lincoln Park to purchase shares of our common stock, subject to limitations in both volume and dollar amount. The volume of shares is limited to a maximum of 50,000 shares if our stock closes at less than $0.50 per share, 75,000 if it closes from $0.50 to $0.74 per share, 100,000 if it closes from $0.75 to $1.24 per share, and 200,000 if it closes at or above $1.25 per share. The maximum dollar amount for any single purchase is $500,000. There are no trading volume requirements under the LPC Purchase Agreement, and we alone control the timing and amount of any sales of our common stock to Lincoln Park. The purchase price of the shares that may be sold to Lincoln Park under the Purchase Agreement is the lower of (i) the lowest sale price on the date of purchase, or (ii) the average of the three lowest closing prices in the prior 12 business days. The purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute such price. We may at any time in our sole discretion terminate the LPC Purchase Agreement without fee, penalty or cost upon one business day notice. There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the LPC Purchase Agreement or LPC RRA other than a prohibition on entering into a “Variable Rate Transaction,” as defined in the Purchase Agreement. Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement.

In consideration for entering into the LPC Purchase Agreement, on August 25, 2017, we issued to Lincoln Park 488,998 shares of common stock as an “initial commitment fee.” For no additional consideration, when and if Lincoln Park purchases (at the Company’s discretion) any portion of the $10 million aggregate commitment, we are required to issue up to 488,998 shares, pro-rata, as “additional commitment shares”. For example, if we elect, at our sole discretion, to require Lincoln Park to purchase $25,000 of our stock, then we would issue 1,222 additional commitment shares, which is the product of $25,000 (the amount we have elected to sell) divided by $10 million (total amount we can sell Lincoln Park pursuant to the LPC Purchase Agreement) multiplied by 488,998 (the total number of additional commitment shares). The additional commitment shares will only be issued pursuant to this formula as and when we elect at our discretion to sell stock to Lincoln Park.

During the years ended December 31, 2018 and 2019, our transactions pursuant to the Purchase Agreement with Lincoln Park totaled:

	2018	2019
Shares sold to Lincoln Park	2,891,749	556,144
Additional commitment shares	41,016	6,194
Total shares issued to Lincoln Park:	2,932,765	562,338

Gross proceeds to BioLargo:	$839,000	$125,000

We recorded the stock sales in our equity statement and the additional shares issued reduce the deferred offering costs.

Subsequent to December 31, 2019, we continue to draw on the LPC Purchase Agreement for investment capital (see Note 13).

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Debt Obligations

The following table summarizes our debt obligations outstanding as of December 31, 2018 and 2019 (in thousands).

	2018	2019
Current liabilities:
Notes payable and line of credit
Notes payable, previously due September 6, 2019	$400	$—
Note payable, due on demand 60 days’ notice (or March 8, 2023)	—	50
Line of credit, due on demand 30 days’ notice after September 1, 2019	430	50
Note payable issued by Clyra Medical to Scion, matures June 17, 2020 (Note 9)	—	1,007
Total notes payable and line of credit	$830	$1,107

Convertible notes payable:
Convertible note, matured January 11, 2019	300	—
Convertible note, matured July 20, 2019(1)	440	—
Convertible notes, matured December 31, 2019(1)	75	—
Convertible note, matured February 28, 2020	550	—
Convertible note, matures April 7, 2020	—	270
Convertible note, matures June 20, 2020(1)(2)	—	25
Convertible 12-month OID notes, mature beginning June 2020(1)	—	3,112
Convertible notes, mature August 12 and 16, 2020(2)	—	550
Total convertible notes payable	$1,365	$3,957

Total current liabilities	$2,195	$5,064

Long-term liabilities:
Convertible note payable, matures August 9, 2021	—	600
Note payable issued by Clyra Medical to Scion, matures June 17, 2020 (See Note 9)	1,007	—
Convertible notes payable, mature June 20, 2020(1)	25	—
Convertible notes payable, mature April 20, 2021(1)	100	100
Convertible notes, mature June 15, 2021(1)	110	—
Note payable, matures March 8, 2023 (or on demand 60 days’ notice)	50	—
Total long-term liabilities	$1,292	$700

Total	$3,487	$5,764

(1)	These notes are convertible at our option at maturity.
(2)	These notes are convertible by the noteholders, and not convertible by the Company.

For the years ended December 31, 2018 and 2019, we recorded $3,494,000 and $3,996,000 of interest expense related to the amortization of discounts on convertible notes payable and coupon interest from our convertible notes and line of credit (see also Note 6).

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Conversion of Debt Obligations

During the year ended December 31, 2018, $6,190,000 of debt was converted into shares of our common stock. During the year ended December 31, 2019, $1,735,000 of debt was converted into shares of our common stock.

Early Conversion of Unit Notes

In May 2018, prior to their maturity dates, we issued 17,255,811 shares of our common stock in satisfaction of $4,626,000 of convertible promissory notes issued in our “unit” offerings at varying conversion prices, maturing on the following dates (in thousands):

2018
Convertible notes payable, mature June 1, 2018	$3,647
Convertible notes payable, mature September 17, 2019	284
Convertible notes payable, mature December 31, 2019	217
Convertible notes payable, mature June 20, 2020	478
Total debt converted into shares, May 2018	$4,626

These conversions were voluntary on the part of the noteholders and prior to the various maturity dates on notes that were issued in prior “unit” offerings conducted by the Company (2015 Unit Offering, Winter 2016 Unit Offering, and Summer 2017 Unit Offering). We offered these noteholders incentives to convert their notes early.  Noteholders with conversion prices of $0.25 and $0.30 were offered incentive shares equal to one and one-half times the number of shares issuable for the payment of interest that would accrue from the last interest payment date of March 20, 2018, through the maturity of the note, at a fixed price of $0.25 per share (for example, a note that would have yielded $1,000 in interest, would receive 1,000 times 1.5 divided by 0.25 equals 6,000 incentive shares). We offered holders of notes with conversion prices higher than $0.30 the ability to reduce their conversion price to $0.30 by paying additional funds equal to six percent or twenty percent of their original investment (6% for notes with original conversion prices of $0.35, and 20% for notes with original conversion prices of $0.55 and $0.57). The additional funds did not increase the amount of the note payable, nor did the reduced conversion price affect the number of shares purchasable under the warrant issued with their “unit” investment. Holders of 40 notes elected to pay an aggregate $357,000 to reduce the conversion prices of their notes to $0.30. As a result of the reduction in conversion prices, an additional 2,749,197 shares were issuable pursuant to the notes upon conversion. The fair value of these additional shares was $632,000.  Additional interest expense of $276,000 was recorded as part of the debt conversion and is the amount by which the fair value of the additional shares exceeded the cash received by the Company. Holders of 41 notes with original conversion prices of $0.30 and $0.25 elected to convert early and received 966,318 additional “incentive shares” for their agreement to do so.

Conversion of 2015 Unit Offering Notes at Maturity

On June 1, 2018, we elected to convert the $822,000 outstanding promissory notes remaining in our 2015 Unit Offering on their June 1, 2018 maturity date into 2,488,819 shares of our common stock. Of the shares issued, 2,411,004 were issued in satisfaction of principal amounts due on notes with conversion prices of $0.25, $0.35, and $0.55, and 77,815 shares were issued in satisfaction of $20,000 of accrued and unpaid interest.

Conversion of one-year convertible notes, mature July 18, 2018

On July 2, 2018, the holders of two one-year notes in the aggregate principal amount of $280,000 which were due to mature on July 18, 2018, tendered an offer to the Company to convert 100% of the balance due on the outstanding notes into shares of our common stock in lieu of receiving cash. We accepted the offer and agreed to convert the principal balance of $280,000 and $9,000 in outstanding interest into an aggregate 1,153,600 shares of our common stock, at $0.25 per share.

Conversion of convertible note, matures October 16, 2018 (FirstFire)

On January 16, 2018, we entered into a securities purchase agreement (the “FirstFire Purchase Agreement”) and a registration rights agreement (the “FirstFire RRA”) with FirstFire Global Opportunity Fund, LLC (“FirstFire”), and issued a nine-month promissory note (the “FirstFire Note”) in the principal amount of $150,000 at 5% annual interest convertible into shares of common stock of the Company at $0.394 per share, subject to the terms, and certain limitations and conditions set forth in the FirstFire Purchase Agreement and FirstFire Note.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the FirstFire Purchase Agreement, the Company issued 75,000 shares of common stock to FirstFire as a commitment fee (the “FirstFire Commitment Shares”) at $0.39 per share and $29,000 is recorded as a discount on convertible notes and will amortize to interest expense over the term of the note. Pursuant to the FirstFire RRA, because our common stock traded lower as of the date the FirstFire Commitment Shares were registered ($0.3147 on February 8, 2018), we issued 36,536 additional commitment shares of our common stock and $11,000 is recorded as additional discount on convertible notes and will amortize to interest expense over the term of the note.

The FirstFire Note contains a price protection provision such that if we issue a security with any term more favorable to the holder of such security that was not similarly provided in the FirstFire Note, then the Company shall notify FirstFire of such additional or more favorable term and such term, at its option, shall become a part of the FirstFire Note. As a result of our sale of common stock at $0.25, the conversion price of the FirstFire Note was reduced from $0.394 to $0.25.

In June 2018, FirstFire elected to convert $96,000 of the outstanding principal balance of the FirstFire Note and we issued 383,047 shares, plus 11,902 shares for outstanding interest. On July 15, 2018, FirstFire elected to convert the remaining outstanding principal amount of $54,000, plus interest, and we issued 217,960 shares at $0.25 per share.

Conversion of Convertible Notes, mature December 31, 2019 (Winter 2016 Unit Offering)

Of the $292,000 of promissory notes issued in our Winter 2016 Unit Offering, all but $75,000 were converted in May 2018 (see table above). The remaining note, held by one investor, converted on the December 31, 2019 maturity date, at the $0.57 conversion price, into 131,579 shares of common stock.

Payment - Convertible Note, matures January 11, 2019

On October 16, 2018, we received $225,000 and issued a promissory note in the principal amount of $300,000 that incurs interest at an annual rate of 5%, and was scheduled to mature January 11, 2019. The $75,000 original issue discount is recorded as a discount on our convertible note and was amortized to interest expense over the term of the note. In addition to the note, we issued the investor a stock purchase warrant (see Note 6).

On January 8, 2019, we paid this note in full.

Convertible Note, matures April 18, 2020

On April 18, 2019, we received $188,000 and issued a convertible note to Bellridge Capital, LP (“Bellridge”) in the principal amount of $220,000 (the “Bellridge Note”), representing a 10% original issue discount, and a deduction of $10,000 for legal fees paid to the investor. The note was originally due April 18, 2020 and earned interest at 10% per annum.

The Bellridge Note is convertible at the option of Bellridge at a conversion price equal to 70% of the lowest closing bid price of the Company’s common stock during the 25 trading days prior to the conversion date. The intrinsic value of the beneficial conversion feature resulted in a fair value totaling $120,000, and is recorded as a discount on convertible notes on our balance sheet. This discount was amortized over the term of the note as interest expense.

On October 2, 2019, we paid the $220,000 balance of the note in full and also incurred an early payment penalty totaling $69,000, recorded as interest expense on our statement of operations.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note payable, matures March 8, 2023 (or on demand)

On March 8, 2018, we received $50,000 and entered into a note payable. The note is due on upon demand from the noteholder, with sixty days’ notice. In the absence of the demand, the maturity date is March 8, 2023. In lieu of interest, we issued the noteholder a warrant (see Note 6). The noteholder has indicated a desire to continue to roll the note forward for the foreseeable future.

Lines of credit, due on demand

On March 1, 2018, we received $390,000, and on September 1, 2018, we received $40,000, pursuant to a line of credit accruing interest at a rate of 18% per annum, for which we have pledged our inventory and accounts receivable as collateral. Interest is paid quarterly; the holder may choose to receive interest payments in (i) cash, (ii) our common stock, calculated based on the 20-day average closing price, or (iii) options to purchase our common stock, priced at the 20-day average closing price, the number of shares doubled, and expiring 10 years from the date of grant. The holder of the line of credit has the right to call due the outstanding principal amount on 30-days’ notice at any time after September 1, 2019.

Each creditor, for no additional consideration, received a warrant to purchase our common stock. The warrant allows for the purchase of the number of common shares equal to the investment amount (e.g., one warrant share for each dollar invested), at a price of $0.35 and expires March 1, 2023.

During July and August 2019, line of credit holders in the principal amount of $205,000, agreed to satisfy the line of credit through the issuance of an amended and restated convertible promissory note totaling $256,000 due in 12 months, August 2020, including a 25% original issue discount. They also received a warrant to purchase 1,130,515 shares of our common stock (see Note 6). The amended and restated note is convertible by the holder at $0.17 per share. The interest rate was reduced from 18% to 5% per annum.

The total of the fair value of the warrant and the fair value of the new note and its beneficial conversion feature exceeded the carrying value of the old note by $315,000, resulting in a loss on debt extinguishment recorded on our statement of operations.

During the three months ended December 31, 2019, $175,000 was paid to line of credit holders. As of December 31, 2019, the line of credit outstanding balance totaled $50,000. There is no prepayment penalty, and we may pay this debt at any time.

Notes payable, mature August 12 and 16, 2020 (previously due September 6, 2019)

On September 19, 2018, we received $400,000 and issued promissory notes originally due January 5, 2019 and incurring interest at an annual rate of 12%, and stock purchase warrants (see Note 6), to two investors (Vernal Bay Investments, LLC (“Vernal”) and Chappy Bean, LLC (“Chappy Bean”)).

We and the noteholders agreed to extend the maturity dates of the notes multiple times in 2019. In August, 2019, we made a partial payment to one of the noteholders, and agreed to refinance the remaining $440,000 principal and interest through the issuance of amended and restated convertible promissory notes due in 12 months, which included a 25% original issue discount, and is convertible by the holders at $0.17 per share. The interest rate was reduced from 18% to 5% per annum. The terms of the investment are similar to that offered to the Twelve-month OID note investors (see section below), and thus we issued warrants in conjunction with the amended and restated notes (see Note 6). Including the OID, the principal amount due on the notes is $550,000.

The total of the fair value of the warrants and the fair value of the new notes and their beneficial conversion features exceeded the carrying value of the old notes by $422,000, resulting in a loss on debt extinguishment recorded on our statement of operations.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Convertible Notes, due November 5, 2019 and December 7, 2019 (Tangiers Global)

 On January 31, 2019, we issued a 12% Convertible Promissory Note to Tangiers Global, LLC (“Tangiers”) in the aggregate principal amount of up to $495,000 (the “Tangiers Note”). The note allows for two payments, each due in nine months after receipt, and incurs a guaranteed interest of 12% at inception. The initial payment of $300,000 was received on February 5, 2019, representing a $330,000 principal amount and 10% original issue discount. It was due November 5, 2019. We received the second payment, in the amount of $150,000, on March 7, 2019, increasing the principal amount due under the note to $495,000. This second amount, plus guaranteed interest, was due December 7, 2019. In the aggregate, the principal amount of the note, plus guaranteed interest, totals $554,000.

The Tangiers Note is convertible at the option of Tangiers at a conversion price equal to 75% of the lowest closing bid price of the Company’s common stock during the 25 consecutive trading days prior to the conversion date. The intrinsic value of the beneficial conversion feature resulted in a fair value totaling $185,000, and is recorded as a discount on convertible notes on our balance sheet. This discount was amortized over the term of the note and recorded as interest expense in 2019.

On July 29, 2019, Tangiers Global, LLC, elected to convert $369,000 principal amount due on its promissory note issued January 31, 2019, into 2,640,000 shares of common stock.

On October 2, 2019, Tangiers Global, LLC, elected to convert the remaining $184,000 principal amount due on its promissory note issued January 31, 2019, into 1,200,000 shares of common stock.

Convertible Nine-Month OID Notes

During January and February 2019, we issued convertible promissory notes due in nine months (each, an “OID Note”) in the aggregate principal amount of $213,000, with a 25% original issue discount. These notes were initially convertible into shares of the Company’s common stock at a conversion price of $0.25 per share. Our agreement with the investors provided that the initial conversion price may be adjusted downward in the event the Company subsequently issues a convertible promissory note at a lower conversion rate (with this lower conversion rate becoming the adjusted conversion rate under the OID Note), or conducts an equity offering at a per-share price less than $0.25. Each investor also received a stock purchase warrant equal to 75% of the principal amount, divided by the conversion price of $0.25 (see Note 6).

On June 7, 2019, we began issuing twelve-month OID notes at a lower conversion price ($0.17; see “Convertible Twelve-month OID notes”, below). As such, we reduced conversion prices of these notes to $0.17, resulting in an increase of 300,000 shares available for purchase under the warrants.

On their maturity dates, we issued an aggregate 1,340,698 shares of our common stock in satisfaction of the principal and interest due on these notes.

Convertible Notes, mature June 15, 2021

On June 15, 2018, we received $75,000 and issued a convertible promissory note in the principal amount of $82,500. On August 7, 2018, we received $25,000 and issued an OID Note in the principal amount of $32,500. These notes are convertible into shares of the Company’s common stock at a conversion price of $0.30 per share. The original issuance discount totaled $10,000, and is recorded as a discount on convertible notes payable on our balance sheet. The discount will be amortized and recorded to interest expense over the term of the notes. The notes mature June 15, 2021, and incur interest at the rate of 15% per annum. Interest due will be paid quarterly in arrears in shares of common stock, paid at a conversion price equal to the average closing price of the Company’s common stock over the 20 trading days prior to the interest payment due date. The notes are convertible by the investors at any time, and convertible by the Company (i) at maturity, (ii) in the event the Company’s stock price closes at two times the conversion price for 20 consecutive days, provided that either the shares underlying the convertible note are registered with the SEC, or more than six months has elapsed since the date of the investment.

In September 2019, these notes were satisfied through the issuance of amended and restated convertible notes totaling $125,000 due in 12 months, September 2020, including a 25% original issue discount. Similar to the Twelve-month OID notes (see following section), the investors also received a warrant to purchase an aggregate 551,471 shares of our common stock (see Note 6). The amended and restated note is convertible by the holder at $0.17 per share. The interest rate was reduced from 18% to 5% per annum.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The total of the fair value of the warrants and the fair value of the new notes and their beneficial conversion feature exceeded the carrying value of the old note by $64,000, resulting in a loss on debt extinguishment recorded on our statement of operations.

Convertible Twelve-month OID notes

From June 7, 2019 through September 30, 2019, we received $2,235,000 and issued convertible promissory notes (each, a “12-Month OID Note”) in the aggregate principal amount of $2,794,000, with a 25% original issue discount, to 34 accredited investors. The original issuance discount totaled $559,000 and is recorded as a discount on convertible notes payable on our balance sheet. The intrinsic value of the beneficial conversion features resulted in an aggregate fair value of $2,235,000, and is recorded as a discount on convertible notes on our balance sheet. The discounts will be amortized and recorded to interest expense over the term of the notes. These notes mature twelve months from the date of issuance.

During the three months July 1, 2019 through September 30, 2019, in exchange for $305,000 of convertible note payables that were coming due, we issued an additional $381,000 convertible promissory notes (each, a “12-Month OID Note), with a 25% original issue discount. The original issue discount totaled $76,000 and is recorded as a discount on convertible notes payable on our balance sheet. The intrinsic value of the beneficial conversion features resulted in an aggregate fair value of $381,000 and is recorded as debt extinguishment expense on our statement of operations. The discount will be amortized and recorded to interest expense over the term of the notes. These notes mature twelve months from the date of issuance.

Each Twelve-month OID Note is convertible by the investor at any time at $0.17 per share. This initial conversion price shall be adjusted downward in the event the Company subsequently issues a convertible promissory note at a lower conversion rate (with this lower conversion rate becoming the adjusted conversion rate under the note), or conducts an equity offering at a per-share price less than $0.17. The notes earn interest at a rate of five percent (5%) per annum, due at maturity. The Company may prepay the notes only upon 10 days’ notice to the investor, during which time the investor may exercise his/her right to convert the note to stock. The Company is obligated to prepay the notes in the event it receives at least $3.5 million gross proceeds in a financing transaction. At maturity, the Company may redeem the notes through the issuance of common stock at a conversion price equal to the lower of the “conversion price” (initially $0.17, as may be adjusted), and 70% of the lowest daily volume weighted average price of the Company’s common stock during the 25 trading days preceding the conversion date.

We must prepay the OID Notes upon the conclusion of a “qualifying offering” (an offering raising $3.5 million or more); in the event a qualified offering is not concluded prior to the maturity date, or the Note is otherwise not paid in full, the Company shall redeem the notes by issuing the number of shares of common stock equal to the outstanding balance divided by the lower of (i) the then-current conversion price (which is $0.17 as of the date of this report), and (ii) seventy percent (70%) of the lowest daily volume weighted average price (“VWAP”) during the 25 trading days immediately preceding the conversion.

On October 22, 2019, a holder of a Twelve-month OID Note elected to convert $63,000 principal amount and accrued interest into 401,446 shares of common stock.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Convertible Note, matures April 7, 2020 (Vista Capital)

On January 7, 2019, Vista Capital Investments, LLC (“Vista Capital”) invested $300,000 and we issued a convertible promissory note (the “Vista 2019 Note”) in the principal amount of $330,000, maturing nine months from the date of issuance (October 7, 2019). The Vista 2019 Note earned a one-time interest charge of 12%, recorded as a discount on convertible notes and will be amortized over the term of the note. The Vista 2019 Note allows Vista Capital to convert the note to our common stock at any time at a price equal to 65% of the lowest closing bid price of the Company’s common stock during the 25 consecutive trading days immediately preceding the conversion date. The Vista 2019 Note contains standard provisions of default, and precludes the issuance of shares to the extent that Vista Capital would beneficially own more than 4.99% of our common stock. We may pre-pay the Vista 2019 Note within 90 days of the issuance date by giving 10 business day notice of the intent to pre-pay, and then tendering 120% of the outstanding balance of the note. Vista Capital has the option to convert the note to common stock during the 10-day period. The Vista 2019 Note also includes a term that allows Vista Capital to adopt any term of a future financing more favorable than what is provided in the note. For example, these provisions could include a more favorable interest rate, conversion price, or original issue discount. The intrinsic value of the beneficial conversion feature resulted in a fair value totaling $300,000, and is recorded as a discount on convertible notes on our balance sheet. This discount was amortized over the term of the note as interest expense. On August 13, 2019, we and Vista Capital amended the note extending the maturity date to April 7, 2020 (see also Note 13, “Subsequent Events”).

With respect to the above transactions with Vista Capital, Lincoln Park Capital Fund, LLC agreed to waive the provisions of the Purchase Agreement dated August 25, 2017, prohibiting variable rate transactions. As consideration for this waiver, we issued to Lincoln Park a warrant to purchase 250,000 shares of our common stock at $0.25 per share, expiring five years from the date of grant. In the event the shares underlying the warrant are not registered, the warrant allows the holder to do a “cashless” exercise. (See Note 6.)

On November 22, 2019 and December 17, 2019, Vista Capital elected to convert $50,000, totaling $100,000, into 690,530 shares of common stock. As of December 31, 2019, the outstanding balance on this note totals $270,000. Vista has elected to convert an additional $200,000 of its note (see Note 13), leaving a remaining balance of $70,000 as of the date hereof.

Convertible Note, matures April 18, 2020 (Vista Capital)

On December 18, 2017, we received $500,000 from Vista Capital and issued a convertible promissory note (the “Vista 2017 Note”) in the aggregate principal amount of $500,000 at 5% annual interest, which was originally convertible into shares of common stock of the Company at $0.394 per share.

In June 2018, Vista Capital elected to convert $52,000 of the outstanding principal and interest balance of the Vista Note and we issued 208,100 shares of our common stock.

On September 12, 2018, Vista Capital agreed to extend the maturity date of the Vista 2017 Note to December 18, 2018.  In return, we increased the principal outstanding balance by 20% or $92,000. In addition, we issued the noteholder a warrant to purchase 1,812,000 shares of our common stock at $0.25 per share, which was fair valued using the Black Scholes option model at $488,000 (see Note 6). We accounted for this as a modification of the note and accounted for the present value of $166,667 as a loss on extinguishment.

On December 18, 2018, Vista Capital elected to convert $166,667 of the outstanding principal and interest of the Vista 2017 Note in conjunction with our agreement that the principal amount of the note had increased by $166,667 as a result of the OID provisions in the Triton Note (above), and we issued 666,668 shares of our common stock. As of December 31, 2018, the outstanding balance on the Vista Note totaled $550,000.

On January 7, 2019, we and Vista Capital agreed to extend its maturity date to April 15, 2019. The principal amount of the note was increased to $605,100 as a result of this extension. The intrinsic value of the beneficial conversion feature resulted in a fair value totaling $487,000, all of which was recorded as interest expense during the three months ended March 31, 2019.

On March 28, 2019, we and Vista agreed to further extend the maturity date of the Vista 2017 Note, to July 15, 2019. In consideration for the extension, we agreed to increase the principal balance of the note by 10 percent, to $420,000. The increase in principal totaling $38,000 was recorded as a loss on debt extinguishment during on our statement of operations for the three months ended March 31, 2019.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2019, Vista elected to convert $605,000 of the outstanding principal and interest of the Vista 2017 Note and we issued 5,333,737 shares of our common stock. Of that amount, 5,211,331 shares were issued as payment of principal, and 122,406 shares as payment of interest. This Vista 2017 Note is paid in full as of December 31, 2019.

Two-Year Convertible Note, matures July 20, 2019

On July 20, 2017, the Company accepted $400,000 from one accredited investor, and issued a promissory note with a 10% original issue discount in the principal amount of $440,000 due in two years, which accrues interest at 12%. The note originally provided that interest was to be paid quarterly beginning October 1, 2017, in either cash, common stock, or an option to purchase common stock, in the holder’s discretion. On January 25, 2018, the interest provisions in the note were modified such that the 12% annual simple interest is due at maturity.

At maturity, the note automatically converts, at the holder’s option, into either BioLargo common shares at $0.42 per share, 2,000 shares of Clyra Medical common stock held by BioLargo, or any combination thereof. The fair value of the beneficial conversion feature resulted in a $171,000 discount which was amortized to interest expense over the term of the convertible note.

On the July 20, 2019 maturity date, the holder of a note in the principal amount of $440,000 elected to convert the principal amount due on the note into 2,000 shares of Clyra Medical common stock held by BioLargo, and $106,600 in accrued and unpaid interest into 384,980 shares of BioLargo common stock using the 20-day closing average of $0.27 per share. (See Note 9).

Convertible Note, matures April 18, 2020

On April 18, 2019, we received $188,000 and issued a convertible note to Bellridge Capital, LP (“Bellridge”) in the principal amount of $220,000 (the “Bellridge Note”), representing a 10% original issue discount, and a deduction of $10,000 for legal fees paid to the investor. The note is due April 18, 2020 and earns interest at 10% per annum.

The Bellridge Note was convertible at the option of Bellridge at a conversion price equal to 70% of the lowest closing bid price of the Company’s common stock during the 25 trading days prior to the conversion date. The intrinsic value of the beneficial conversion feature resulted in a fair value totaling $120,000 recorded as a discount on convertible notes on our balance sheet which was over the term of the note as interest expense.

In October 2019, we paid this note in full.

Convertible notes, mature February 14 and March 17, 2020

On May 14, 2019, we received $95,000 and issued a convertible note to Crossover Capital Fund I, LP (“Crossover Capital”) in the principal amount of $110,000, representing a 10% original issue discount, and a deduction of $5,000 for legal fees and due diligence. The note was due nine months from the date of issuance, on February 14, 2020. On June 17, 2019, we received a second investment from Crossover Capital in the amount of $77,000 and issued a convertible note in the principal amount of $90,000, representing a 10% original issue discount, and a deduction of $5,000 for legal fees and due diligence. The notes are convertible at the option of Crossover Capital at a conversion price equal to 70% of the lowest closing bid price of our common stock during the 25 trading days prior to the conversion date. The intrinsic value of the beneficial conversion features resulted in an aggregate fair value of $134,000 recorded as a discount on convertible notes on our balance sheet which was amortized over the terms of the notes as interest expense.

In October 2019, we paid these notes in full.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Convertible note, matures March 4, 2020

On June 4, 2019, we received $95,000 and issued a convertible note to EMA Financial, LLC (“EMA”) in the principal amount of $110,000 (the “EMA Note”), representing a 10% original issue discount, and a deduction of $5,000 for legal and diligence fees. The note is due nine-months from the date of issuance, on March 4, 2020, and earns interest at a rate of 10% per annum.

The EMA Note is convertible at the option of EMA at a conversion price equal to 70% of the lowest closing bid price of the Company’s common stock during the 25 trading days prior to the conversion date. We may prepay the EMA Note at any time. If we do so up to 90 days after the effective date, the amount due is equal to 125% of the unpaid principal amount of the note along with any accrued interest, and thereafter, the amount due is 130% of the unpaid principal amount of the note along with any accrued interest. Upon the occurrence of an event of default, as such term is defined under the EMA Note, additional interest will accrue from the date of the event of default at a rate equal to the lesser of 24% per annum or the highest rate permitted by law. The intrinsic value of the beneficial conversion feature resulted in a fair value totaling $77,000, and is recorded as a discount on convertible notes on our balance sheet. This discount was amortized over the term of the note as interest expense.

On September 24, 2019, we paid this note in full.

Convertible Notes, mature June 20, 2020 (Summer 2017 Unit Offering)

We received a total of $604,000 of investments in our Summer 2017 Unit Offering from ten accredited investors and issued convertible promissory notes at $0.42 a share and stock purchase warrants at $0.65 per share (see Note 6). The offering documents assured the investors that in the event a subsequent pricing supplement offered a lower conversion or exercise price, prior investors would be given those favorable terms. On December 29, 2017, we issued a pricing supplement lowering the unit price to $0.394. On February 12, 2018, we issued a third pricing supplement lowering the unit price to $0.30, and the warrant exercise price to $0.48 per share. As a result of these reductions, we notified each investor of the decrease in conversion price, and increased the number of warrant shares available to each investor.

In May 2018, investors holding notes in the principal amount of $478,000 elected to convert their notes to common stock (reflected in the table above). As a result of these conversions, we issued an aggregate 2,372,817 shares of our common stock (1,595,670 for principal, and 777,146 for interest). On November 11, 2018, a holder elected to convert a note in the principal amount of $100,000 and we issued 333,334 shares of common stock. As of December 31, 2018 and 2019, one note in the principal amount of $25,000 remained outstanding on this offering.

Convertible Note, matures April 20, 2021 (Spring 2018 Unit Offering)

In March 2018 we received one investment of $100,000 for a promissory note convertible at $0.30 per share, and issued a warrant to purchase 333,333 shares (see Note 6). This investment was received from an entity owned/controlled by a member of our board of directors. In light of the decreasing price of our common stock, in September 2018, we issued a pricing supplement reducing the unit price to $0.25 per share and reducing the warrant exercise price to $0.40 per share. As a result of the issuance of this pricing supplement, the unit and warrant price of the prior investor were changed to reflect these new prices. We received no further investments in this offering. As of December 31, 2018 and 2019, $100,000 was outstanding.

Convertible note, matures August 9, 2021

On August 9, 2019, we received $600,000 from one accredited investor and issued a promissory note in the principal amount of $600,000, maturing in two years, accruing interest at 15% to be paid in cash monthly, and which converts to common stock at the holder’s option at $0.30 per share. This investor also received a warrant to purchase 1,200,000 shares of our common stock at $0.30 per share, expiring five years from the grant date (see Note 6).

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Share-Based Compensation

Restricted Stock Units

On May 28, 2019, our Compensation Committee, in conjunction with the approval of a new employment agreement for our Vice President of Operations and President of our subsidiary Odor-No-More, granted Joseph L. Provenzano a restricted stock unit of 500,000 shares of common stock, subject to the execution of a “lock-up agreement” whereby the shares remain unvested unless and until the earlier of (i) a sale of the Company, (ii) the successful commercialization of the Company’s products or technologies as demonstrated by its receipt of at least $3,000,000 in cash, or the recognition of $3,000,000 in revenue, over a 12-month period from the sale of products and/or the license of technology, and (iii) the Company’s breach of the employment agreement resulting in his termination.

Issuance of Common Stock in exchange for payment of payables

Payment of Officer Salaries

During 2019, we issued 1,080,951 shares of our common stock at a conversion price range of $0.17 - $0.32 per share in lieu of accrued and unpaid salary totaling $210,000.

During 2018, we issued 1,131,036 shares of our common stock at a conversion price range of $0.24 - $0.43 per share in lieu of accrued and unpaid salary totaling $319,000.

Shares issued to Officers are unvested at the date of grant and subject to a lock-up agreement restricting vesting and sale until the earlier of (i) the consummation of a sale (in a single transaction or in a series of related transactions) of BioLargo by means of a sale of (a) a majority of the then outstanding common stock of BioLargo (whether by merger, consolidation, sale or transfer of common stock, reorganization, recapitalization or otherwise) or (b) all or substantially all of the assets of BioLargo; and (ii) the successful commercialization of BioLargo’s products or technologies as demonstrated by its receipt of at least $3,000,000 in cash, or the recognition of $3,000,000 in revenue, over a 12-month period from the sale of products and/or the license of technology; and (iii) the Company’s breach of the employment agreement between the Company and Officer and resulting in Officer’s termination.

Payment of Consultant Fees

During 2019, we issued 2,237,539 shares of our common stock at a range of $0.17 – $0.32 per share in lieu of $500,000 of accrued interest and accrued and unpaid obligations to consultants.

During 2018, we issued 2,083,085 shares of our common stock at a range of $0.23 – $0.42 per share in lieu of $589,000 of accrued interest and accrued and unpaid obligations to consultants.

All of these offerings and sales were made in reliance on the exemption from registration contained in Section 4(2) of the Securities Exchange Act and/or Regulation D promulgated thereunder as not involving a public offering of securities.

Payment of Interest

During 2019, we issued 927,318 shares of our common stock at a range of $0.10 – $0.35 per share in lieu of $200,000 of accrued interest and accrued and unpaid obligations to consultants.

During 2018, we issued 2,042,196 shares of our common stock at a range of $0.23 – $0.42 per share in lieu of $524,000 of accrued interest and accrued and unpaid obligations to consultants.

All of these offerings and sales were made in reliance on the exemption from registration contained in Section 4(2) of the Securities Exchange Act and/or Regulation D promulgated thereunder as not involving a public offering of securities.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Option Expense

During the years ended December 31, 2018 and 2019, we recorded an aggregate $1,335,000 and $1,522,000, respectively, in selling general and administrative expense related to the issuance of stock options. We issued options through our 2018 Equity Incentive Plan, our now expired 2007 Equity Incentive Plan, and outside of these plans.

2018 Equity Incentive Plan

On June 22, 2018, our stockholders adopted the BioLargo 2018 Equity Incentive Plan (“2018 Plan”) as a means of providing our directors, key employees and consultants additional incentive to provide services. Both stock options and stock grants may be made under this plan for a period of 10 years. It is set to expire on its terms on June 22, 2028. Our Board of Director’s Compensation Committee administers this plan. As plan administrator, the Compensation Committee has sole discretion to set the price of the options. The plan authorizes the following types of awards: (i) incentive and non-qualified stock options, (ii) restricted stock awards, (iii) stock bonus awards, (iv) stock appreciation rights, (v) restricted stock units, and (vi) performance awards. The total number of shares reserved and available for awards pursuant to this Plan as of the date of adoption of this 2018 Plan by the Board is 40 million shares. The number of shares available to be issued under the 2018 Plan increases automatically each January 1st by the lesser of (a) 2 million shares, or (b) such number of shares determined by our Board.

Activity for our stock options under the 2018 Plan from June 22, 2018, inception date through the year ended December 31, 2018, and the year ended December 31, 2019, is as follows:

	Options Outstanding	Exercise Price per share			Weighted Average Price per share	Aggregate intrinsic Value(1)
Inception, June 22, 2018	—
Granted	1,318,517	$0.22	–	0.43	$0.30
Expired	—		—		—
Balance, December 31, 2018	1,318,517	$0.22	–	0.43	$0.30
Granted	7,895,839	$0.16	–	0.40	$0.25
Balance, December 31, 2019	9,214,356	$0.16	–	0.43	$0.25
Non-vested	(4,097,996)	$0.17	–	0.45	$0.29
Vested, December 31, 2019	5,116,360	$0.16	–	0.45	$0.39	$97,000

(1) – Aggregate intrinsic value based on closing common stock price of $0.22 at December 31, 2019.

The options to purchase 1,318,517 shares issued during the year ended December 31, 2018 are comprised of options issued to employees, consultants, officers, and directors: (i) we issued options to purchase 630,289 shares of our common stock at an exercise price on the respective grant date ranging from $0.22 – $0.43 per share to employees and consultants in lieu of salary and amounts owed; and (ii) we issued options to purchase 688,228 shares of our common stock at an exercise price on the respective grant dates ranging from $0.24 – $0.43 per share to members of our board of directors for services performed, in lieu of cash.

The options to purchase 7,895,839 shares granted during the year ended December 31, 2019 are comprised of options issued to employees, consultants, officers, and directors. We issued options to purchase 6,614,381 shares of our common stock employees as part of their employment agreement and as part of an employee retention program on their respective grant dates ranging between $0.16 – $0.40 per share. The vesting terms for employment agreements generally called for a portion of option to vest immediately and the remaining portion to vest over four years. Certain option issuances to our officers and employees have vesting terms that are based on metrics over a period of time, these are described in more detail below. We issued options to purchase 1,281,458 shares of our common stock to members of our board of directors for services performed, in lieu of cash, at an exercise price on the respective grant dates ranging between $0.16 – $0.32 per share.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Chief Financial Officer Contract Extension

On January 16, 2019, we agreed to extend the engagement agreement dated February 1, 2008 (the “Engagement Agreement”, which had been previously extended multiple times) with our Chief Financial Officer, Charles K. Dargan, II. The Engagement Extension Agreement dated as of January 16, 2019 (the “Engagement Extension Agreement”) provides for an additional term to expire September 30, 2019 (the “Extended Term”), and is retroactively effective to the termination of the prior extension on September 30, 2018. Mr. Dargan has been serving as the Company’s Chief Financial Officer since such termination pursuant to the terms of the December 31, 2018 extension.

For the Extended Term, Mr. Dargan was issued an option (“Option”) to purchase 300,000 shares of the Company’s common stock, at a strike price equal to the closing price of the Company’s common stock on January 16, 2019 of $0.22, to expire January 16, 2029, and to vest over the term of the engagement with 75,000 shares having vested as of December 31, 2018, and the remaining shares to vest 25,000 shares monthly beginning January 31, 2019, and each month thereafter, so long as the Engagement Agreement is in full force and effect. The Option was issued pursuant to the Company’s 2018 Equity Incentive Plan.

The issuance of the Option is Mr. Dargan’s sole source of compensation for the Extended Term. As was the case in all prior terms of his engagement, there is no cash component of his compensation for this term. Mr. Dargan is eligible to be reimbursed for business expenses he incurs in connection with the performance of his services as the Company’s Chief Financial Officer (although he has made no such requests for reimbursement in the past). All other provisions of the Engagement Agreement not expressly amended pursuant to the Engagement Extension Agreement remain the same, including provisions regarding indemnification and arbitration of disputes.

Vice President of Operations Contract Extension

On May 28, 2019, the Compensation Committee of the Board of Directors approved the terms of an employment agreement for Joseph L. Provenzano to continue his work as Vice President of Operations and President of our subsidiary Odor-No-More, and granted to Mr. Provenzano an incentive stock option to purchase 1,000,000 shares of the Company’s common stock pursuant to the terms of our 2018 Plan. The exercise price and fair value of the option is equal to the closing price of our common stock on the May 28, 2019 grant date, at $0.17 per share. The option will vest annually in 200,000 increments over five years. The option may be exercised for up to ten years following the grant date. Notwithstanding the foregoing, any portion of the option which has not yet vested shall be immediately vested in the event of, and prior to, a change of control, as defined in Mr. Provenzano’s employment agreement.

Vice President of Sales

On May 28, 2019, the Compensation Committee of the Board of Directors approved the terms of an employment agreement for our Vice President of Sales and issued him options to purchase an aggregate 1,200,000 shares of the Company’s common stock pursuant to the terms of our 2018 Plan. The exercise price of the first option to purchase 200,000 shares is equal to the closing price of our common stock on the May 28 grant date, at $0.17 per share. One-third of the option vests upon grant, the next third at the first anniversary of the grant, and the final third upon the second anniversary of the grant. The remaining options to purchase an aggregate 1,000,000 shares are unvested at grant date, and contingent upon certain performance metrics based on sales of our Odor-No-More subsidiary, none of which have been met. As such, no additional fair value was recorded and we are unable to estimate at this time if these metrics will be met. Upon execution of his employment agreement on July 5, 2019, an additional option to purchase 300,000 shares was granted, with an exercise price as of July 5 ($0.25), vesting 100,000 shares on the first, second and third anniversary of the agreement.

Director of Business Development for Odor-No-More

On July 23, 2019, the Compensation Committee of the Board of Directors approved the terms of an employment agreement for Odor-No-More’s Director of Business Development, who also serves as BioLargo’s Director of Corporate Development, and issued him options to purchase an aggregate 1,000,000 shares of the Company’s common stock at $0.35 per share pursuant to the terms of our 2018 Plan. The first option allows the purchase of 400,000 shares and vests 100,000 90 days after issuance, 100,000 shares on the first anniversary, and 200,000 shares on the second anniversary of the employment agreement. The remaining options to purchase an aggregate 600,000 shares are unvested at grant date, and contingent upon certain performance metrics based on sales of our Odor-No-More subsidiary, none of which have been met. As such, no additional fair value was recorded and we are unable to estimate at this time if these metrics will be met.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2007 Equity Incentive Plan

On September 7, 2007, and as amended April 29, 2011, the BioLargo, Inc. 2007 Equity Incentive Plan (“2007 Plan”) was adopted as a means of providing our directors, key employees and consultants additional incentive to provide services. Both stock options and stock grants may be made under this plan for a period of 10 years, which expired on September 7, 2017. The Board’s Compensation Committee administers this plan. As plan administrator, the Compensation Committee has sole discretion to set the price of the options. As of September 2017, the Plan was closed to further stock option grants.

Activity for our stock options under the 2007 Plan for the years ended December 31, 2018 and 2019 is as follows:

					Weighted
					Average	Aggregate
	Options	Exercise			Price per	intrinsic
	Outstanding	price per share			share	Value(1)
Balance, December 31, 2017	9,831,586	$0.22	–	1.89	$0.44
Expired	(140,000)	0.35	–	1.89	1.41
Balance, December 31, 2018	9,691,586	0.22	–	0.94	0.43
Expired	(922,135)	0.45	–	0.55	0.49
Balance, December 31, 2019	8,769,451	$0.23	–	0.94	$0.43	$--

(1) – Aggregate intrinsic value based on closing common stock price of $0.22 at December 31, 2019.

Non-Plan Options issued

During the year ended December 31, 2019, we issued options to purchase 1,226,586 shares of our common stock at exercise prices ranging between $0.16 – $0.32 per share to vendors for fees for services. The fair value of the options issued totaled $260,000 and is recorded in our selling, general and administrative expense.

During the year ended December 31, 2018, we issued options to purchase 1,701,088 shares of our common stock at exercise prices ranging between $0.23 – $0.43 per share to members of our board of directors and vendors for fees for services. The fair value of the options issued totaled $434,000, of which $414,000 is recorded in our selling, general and administrative expense. The remaining $20,000 of fair value vested during 2019.

Activity of our non-plan stock options issued for the years ended December 31, 2018 and 2019 is as follows:

	Non-plan Options outstanding	Exercise price per share			Weighted average price per share	Aggregate intrinsic value(1)
Balance, December 31, 2017	20,018,408	$0.25	–	1.00	$0.51	--
Granted	1,701,088	0.23	–	0.43	0.26
Expired	(2,400,000)		0.99		0.99
Balance, December 31, 2018	19,319,496	0.23	–	1.00	0.43	--
Granted	1,226,586	0.16	–	0.32	0.21
Expired	(941,975)	0.45	–	0.55	0.52
Balance, December 31, 2019	19,604,107	$0.16	–	1.00	$0.41
Unvested	(3,378,472)		0.45		0.45
Vested and outstanding, December 31, 2019	16,225,635	$0.23	–	1.00	$0.43	$30,000

(1) – Aggregate intrinsic value based on closing common stock price of $0.22 at December 31, 2019.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Warrants

We have certain warrants outstanding to purchase our common stock, at various prices, as described in the following table:

	Warrants outstanding	Exercise price per share			Weighted average price per share	Aggregate intrinsic value(1)
Balance, December 31, 2017	22,104,817	$0.25	–	1.00	$0.45	--
Granted	7,451,013	0.25	–	0.48	0.29
Expired	(2,683,400)		0.40		0.40
Balance, December 31, 2018	26,872,430	$0.25	–	1.00	$0.43	--
Granted	24,490,687	0.25	–	0.48	0.29
Exercised	(7,544,456)		0.30		0.30
Expired	(587,500)		0.40		0.40
Balance, December 31, 2019	43,231,161	$0.25	–	1.00	$0.43	--

(1) – Aggregate intrinsic value based on closing common stock price of $0.22 at December 31, 2019.

Warrants issued as part of debt extension and extinguishment

On March 5, 2019, we executed amendments extending the maturity dates of notes issued to Vernal Bay and Chappy Bean (see Note 4, subsection titled “Notes payable, mature August 12 and 16, 2020 (previously due September 6, 2019)”). As consideration for this extension, we agreed to reduce the exercise price from $0.25 to $0.20 per share, and increase the number of shares purchasable by the warrants from 1,987,500 to 2,484,375. In doing so, the maximum investment amount under each warrant remained the same.

In conjunction with the refinance of the Vernal and Chappy Bean notes in August 2019, Vernal received a warrant to purchase 2,095,588 shares of our common stock, expiring in five years, and which may be exercised at $0.25 per share, and Chappy Bean received a warrant to purchase 330,882 shares of our common stock under the same terms.

Warrants issued as part of line of credit extinguishment

In July and August 2019, we issued warrants to purchase an aggregate 1,130,515 shares of our common stock to three line of credit holders who had agreed to convert their line of credit into an amended and restated note plus a warrant (see Note 4, “Line of credit, due on demand”). The warrant expires in five years and may be exercised at $0.25 per share.

Warrants issued as part of 2018 OID extinguishment

On September 12 and September 16, 2019, the holders of a convertible note in the aggregate principal amount of $100,000, agreed to satisfy the note through the issuance of an amended and restated convertible promissory note due in 12 months, September 12 and September 16, 2020, including a 25% original issue discount (see Note 4) and a warrant to purchase 551,471 shares of our common stock. The warrant expires in five years and may be exercised at $0.25 per share.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Warrants issued as consent for variable rate debt waiver

On January 7 and January 31, 2019, Lincoln Park Capital Fund, LLC agreed to waive the provisions of the Purchase Agreement dated August 25, 2017, prohibiting variable rate transactions. As consideration for the waivers, we issued to Lincoln Park a warrant to purchase 300,000 shares of our common stock at $0.25 per share, expiring five years from the date of grant. The fair value of these warrants totaled $54,000 and was recorded as a discount on note payable on our consolidated balance sheet and will amortize to interest expense in 2019 over the term of the notes. (See Note 4)

Warrants issued concurrently with the Nine-month OID notes

In conjunction with the issuance of our nine-month OID notes (see Note 4), we issued each investor a warrant to purchase common stock for $0.25 per share, expiring 5 years from the date of issuance. During the three months ended March 31, 2019, we issued warrants to purchase 637,500 shares of our common stock to the three investors. The fair value of these warrants totaled $89,000 and was recorded as a discount on note payable on our consolidated balance sheet and will amortize to interest expense over the term of the notes. On June 7, 2019, we reduced the conversion prices of the notes from $0.25 to $0.17, and this resulted in an increase in the number of warrants purchasable by the investors by 300,000 to 937,500, which resulted our recording the fair value of $84,000, which is recorded as a deemed dividend.

Warrants Issued concurrently with Twelve-month OID notes

During the year ended December 31, 2019, we issued warrants to purchase 12,325,370 shares of our common stock to purchasers of our Twelve-month OID Notes (see Note 4). The warrants allow the holder to purchase common stock for $0.25 per share, expiring 5 years from the date of issuance. The number of shares purchasable under each warrant was equal to the 75% of the principal balance of the investor’s note, divided by $0.17 (thus, for example, a $300,000 investment would yield a note with principal balance of $375,000, and a warrant allowing for the purchase of up to 1,654,412 shares). The fair value and BCF of these warrants totaled $2,240,000 and was recorded as a discount on note payable on our consolidated balance sheet and will amortize to interest expense over the term of the notes.

Warrants Issued concurrently with the Convertible Note due August 9, 2021

In conjunction with an August 2019 investment and the issuance of a convertible note due August 9, 2021 (see Note 4), we issued an investor a warrant to purchase 1,200,000 shares of our common stock for $0.30 per share, expiring 5 years from the date of issuance. The fair value and BCF of these warrants totaled $198,000 and was recorded as a discount on note payable on our consolidated balance sheet and will amortize to interest expense over the term of the note.

Warrants issued concurrently with promissory notes

In conjunction with a $225,000 investment in October 2018 and note issued in the principal amount of $300,000 (see Note 4, “Convertible note payable, matures January 11, 2019”), we issued a stock purchase warrant allowing for the purchase of up to an aggregate 1,000,000 shares of our common stock for $0.25 per share, expiring October 12, 2023. The relative fair value of this warrant totaled $225,000 and was recorded as a discount on our convertible notes and will be amortized to interest expense through the January 11, 2019 maturity of the note.

We may “call” the warrant if the closing price of our common stock equals or exceeds $0.50 for ten consecutive trading days and the shares underlying the warrant are subject to an effective registration statement with the Securities and Exchange Commission. If we call the warrant, the holder has 30 days to exercise its rights to purchase shares under the warrant or forever forfeit such rights.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On September 19, 2018, pursuant to the terms of the convertible notes payable due January 5, 2019 (see Note 4, “Convertible Notes, mature January 5, 2019”), we issued warrants to purchase up to an aggregate 1,387,500 shares of our common stock at an exercise price of $0.25 per share. These warrants expire September 19, 2023. We may “call” the warrants if the closing price of our common stock equals or exceeds $2.50 for 10 consecutive trading days and the shares underlying the warrant are subject to an effective registration statement with the Securities and Exchange Commission. If we call the warrants, each investor would have 30 days to exercise its rights to purchase shares under the warrant or forever forfeit such rights.

The relative fair value of these warrants resulted in $217,000 recorded as a discount on our consolidated balance sheet in the period issued. The discount will amortize to interest expense through the maturity date of the convertible notes.

On September 12, 2018, Vista Capital agreed to extend the maturity date of its note dated December 18, 2017 (See Note 4, “Convertible Note, matures April 15, 2019 (Vista Capital)”).  Pursuant to our amendment of the Note extending the maturity date, we issued Vista Capital a warrant to purchase 1,812,000 shares of our common stock at $0.25 per share. This warrant expires September 12, 2023.  The fair value of this warrant resulted in $488,000 of loss on extinguishment of debt in 2018.

On March 8, 2018, we issued a warrant to purchase up to 150,000 shares of our common stock (subject to vesting) at an exercise price of $0.35 per share to the holder of a note of the same date in the principal amount of $50,000 (see Note 4, “Note payable, matures March 8, 2023 (or on demand)”). The warrant expires February 28, 2023. At the end of each month, 6,250 shares vest as long as the note payable is outstanding. At December 31, 2018, 56,250 shares had vested. The fair value the warrant totaled $7,000 and was recorded as interest expense.

Reduction of Warrant Exercise Price

In May 2018, certain holders of outstanding warrants to purchase common stock received in prior unit offerings paid us cash in exchange for a reduction of the exercise price in their warrant(s). In the aggregate, we received $149,000 from holders of 37 warrants which allow for the purchase of an aggregate 4,326,358 shares of our common stock. Exercise prices of these warrants were reduced to $0.30. Management determined that the appropriate accounting treatment for the reduction in the exercise price of the warrants was a capital transaction rather than a contract modification treatment analogous to changes in stock option contracts. As such, the fair value was equal to the cash received totaling $149,000.

Warrants Issued Concurrently with Spring 2018 Unit Offering

During 2018, pursuant to the terms of our Spring 2018 Unit Offering (see Note 5, “Convertible Note, matures April 20, 2021 (Spring 2018 Unit Offering)”), we issued a warrant to purchase up to 333,333 shares of our common stock at an exercise price of $0.48 per share to the investor in the Spring 2018 Offering. The warrant expires April 20, 2023. The relative fair value of the warrant resulted in $49,000 recorded as a discount on our convertible notes on our consolidated balance sheet in the period issued. Subsequent to the issuance of this warrant, the unit price for this offering was reduced, and as a result, the Company was obligated to increase the number of shares available for purchase under the warrant from 333,333 to 400,000. The exercise price of the warrant was concurrently reduced. The fair value of this warrant resulted in $17,000 recorded as interest expense during the year ended December 31, 2018.

The Company may “call” the warrants issued in the Spring 2018 Offering, requiring the holder to exercise their warrant within 30 days or forever lose the rights to do so, if the following conditions have been met: (i) the shares of common stock underlying the warrants are registered with the SEC and (ii) the Company’s common stock closes for 10 consecutive trading days at or above two times the exercise price.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Warrants Issued Concurrently with Line of Credit Offering

During 2018, pursuant to the terms of our Line of Credit (see Note 5, “Line of Credit, matures September 1, 2019”), we issued warrants to purchase up to an aggregate of 430,000 shares of our common stock. Of this amount 390,000 shares of our common stock are at an exercise price of $0.35 per share and 40,000 shares are at an exercise price of $0.25 per share. These warrants expire March 1, 2023. The relative fair value of these warrants resulted in $98,000 recorded as a discount on our convertible notes payable and line of credit on our consolidated balance sheet in the period issued.

The Company may “call” these warrants, requiring the holder to exercise their warrants within 30 days or forever lose the rights to do so, if the following conditions have been met: (i) the shares of common stock underlying the warrants are registered with the SEC and (ii) the Company’s common stock closes for 10 consecutive trading days at or above two times the exercise price.

Warrants Issued to Summer 2017 Unit Offering Investors

Pursuant to the terms of our Summer 2017 Unit Offering (see Note 5), we issued warrants to purchase an aggregate 1,246,906 shares of our common stock, at an exercise price of $0.65 per share. These warrants expire June 20, 2022. The relative fair value of these warrants resulted in $524,000 recorded as a long-term discount on our convertible notes.

The offering documents assured the investors that in the event a subsequent pricing supplement offered a lower conversion or exercise price, prior investors would be given those favorable terms. On December 29, 2017, we issued a second pricing supplement, lowering the conversion price to $0.394. As a result of this reduction, we notified each investor of the decrease in conversion price, and increased the number of warrant shares available to each investor. In the aggregate, the number of warrant shares increased by 82,283, such that the warrants, in the aggregate, allow for the purchase of 1,329,189 shares. The relative fair value of these additional warrants resulted in $32,000 recorded as a long-term discount on our convertible notes.

On February 12, 2018, we issued a third pricing supplement, lowering the unit price to $0.30. As a result of this reduction, the number of shares purchasable pursuant to warrants issued to prior investors increased by an aggregate 416,478 shares. Additionally, during the three months ended March 31, 2018, we accepted two final investments in the aggregate amount of $80,000, pursuant to the third pricing supplement, and issued these investors warrants to purchase an aggregate 266,667 shares. The relative fair value of these warrants, including the increase in purchasable shares, resulted in $103,000 recorded as a discount on our consolidated balance sheet in the period issued.

Warrants Issued to One-Year Noteholders

In conjunction with three separate investments of one-year convertible notes, we issued warrants to purchase an aggregate 1,200,000 shares. Each of these warrants contained provisions that required a reduction to the exercise price and increase to the number of warrant shares in the event that we sold our common stock at a lower price than the exercise price (subject to some exceptions). During the year ended December 31, 2018, we adjusted downward the warrant exercise price to $0.25, resulting in a fair value totaling $297,000, recorded as a deemed dividend in our statement of stockholders’ equity. During the year ended December 31, 2019, we adjusted downward the warrant exercise price three times to $0.12, resulting in an increase of 2,595,406 warrants available for exercise. The increase in warrants resulted in a fair value totaling $342,000, recorded as a deemed dividend in our statement of stockholders’ equity.

Exercise of Warrants

During the year ended December 31, 2019, we issued 7,544,456 shares of our common stock from the exercise of outstanding stock purchase warrants and in exchange we received proceeds totaling $560,000.

On June 24, 2019, Vista Capital exercised its stock purchase warrant issued September 12, 2018, electing to utilize the cashless exercise feature in the warrant. The cashless exercise formula required the issuance of 2,877,790 shares of common stock. The increase of 2,520,780 available shares under the warrant was the result of the downward adjustment of the exercise price (pursuant to price protection features in the warrant), resulting in a fair value totaling $355,000, which is recorded as a deemed dividend in our statement of stockholders’ equity.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value – Interest Expense

To determine interest expense related to our outstanding warrants issued in conjunction with debt offerings, the fair value of each award grant is estimated on the date of grant using the Black-Scholes option pricing model and the relative fair values are amortized over the life of the warrant. For the determination of expense of warrants issued for services, extinguishment of debt and settlement management also uses the option-pricing model. The principal assumptions we used in applying this model were as follows:

	2018			2019
Risk free interest rate	2.54	–	3.00%	1.42	–	2.13%
Expected volatility	105	–	127%	101	–	110%
Expected dividend yield		—			—
Forfeiture rate		—			—
Expected life in years	3	–	5	1	–	5

The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant. Expected volatilities are based on historical volatility of our common stock. The expected life in years is based on the contract term of the warrant.

Note 7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses included the following (in thousands):

	December 31, 2018	December 31, 2019
Accounts payable and accrued expense	$302	$465
Accrued interest	122	125
Accrued payroll	77	12
Total accounts payable and accrued expenses	$501	$602

Note 8. Provision for Income Taxes

Given our historical losses from operations, income taxes have been limited to the minimum franchise tax assessed by the State of California. Our subsidiary BLEST is a Tennessee limited liability company and as such, is not consolidated in our corporate tax return. As a pass-through entity, it does not pay federal taxes. However, the state of Tennessee charges franchise and excise taxes for limited liability companies, and thus BLEST will incur a nominal franchise tax and will not pay an excise tax unless and until it is profitable.

At December 31, 2019, we had federal and California tax net operating loss carry-forwards (“NOLs”) of approximately $63,000,000 (each). Due to changes in our ownership through common stock issuances throughout the year, the utilization of NOLs may be subject to annual limitations and discounts under provisions of the Internal Revenue Code. We have not conducted a complete analysis to determine the extent of these limitations or any future limitation. Such limitations could result in the permanent loss of a significant portion of the NOLs. Given the impact of the Tax Cuts and Jobs Act (“TCJA”) signed into law on December 22, 2018, the future expected corporate tax rate was reduced to 21%. Accordingly, the Company measured its deferred tax asset for these NOLs and estimated a deferred tax asset of approximately $13.4 million for federal, and $5.7 million for California. Under the TCJA, post-2018 NOLs may be carried forward indefinitely, and pre-2018 NOLs have a 20 year limitation on carryforwards; however, the NOLs are limited to the lesser of (1) the aggregate of the NOL carryovers to such year, plus the NOL carry-backs to such year, or (2) 80% of taxable income (determined without regard to the deduction) (Internal Revenue Code Sec. 172(a)). Generally, NOLs can no longer be carried back but are allowed to be carried forward indefinitely (Sec. 172(b)(1)(A), which applies to 2018 and later NOLs only).  Nevertheless, for California purposes, the additional taxable income limitations on NOL carryforwards as well as the indefinite time to use the NOLs have not been adopted. Therefore for California, NOLs expire after 20 years. As such, ours will begin to expire in for the tax period ending December 31, 2021. Realization of our deferred tax assets, which relate to operating loss carryforwards and timing differences, is dependent on future earnings. The timing and amount of future earnings are uncertain and therefore we have established a 100% valuation allowance.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Noncontrolling Interest – Clyra Medical

We consolidate the operations of our partially owned subsidiary Clyra Medical (see Note 2).

Acquisition of In-process Research and Development

On September 26, 2018, BioLargo and Clyra Medical entered into a transaction whereby BioLargo would acquire the intangible assets of Scion Solutions, LLC (“Scion”), and in particular its in-process research and development of the “SkinDisc,” a method for treating advanced hard-to-treat wounds including diabetic ulcers. In addition to a pending patent application, the assets include the technical know-how and data developed by the Scion team.

The consideration provided to Scion is subject to an escrow agreement dated September 26, 2018 (“Escrow Agreement”) and earn out provisions and includes: (i) 21,000 shares of the Clyra Medical common stock; (ii) 10,000 shares of Clyra Medical common stock redeemable for 7,142,858 BioLargo common shares (detailed below); and (iii) a promissory note in the principal amount of $1,250,000 to be paid through new capital investments and revenue, as detailed below. This consideration was initially held in escrow pending Clyra Medical raising $1 million “base capital” to fund its business operations.

On December 17, 2018, the parties entered into a closing agreement (“Closing Agreement”) reflecting the satisfaction of the obligation to raise $1 million “base capital”; at that time, one-half of the shares of Clyra Medical common stock exchanged for the Scion assets were released to Scion. The remaining Clyra Medical common shares (a total of 15,500 shares) remain subject to the Escrow Agreement’s performance metrics, each vesting one-fifth of the remaining shares of common stock: (a) notification of FDA premarket clearance of certain orthopedics products, or recognition by Clyra Medical of $100,000 gross revenue; (b) the recognition by Clyra Medical of $100,000 in aggregate gross revenue; (c) the granting of all or any part of the patent application for the SkinDisc product, or recognition by Clyra Medical of $500,000 in gross revenue; (d) recognition by Clyra Medical of $1 million in aggregate gross revenue; and (e) recognition by Clyra Medical of $2 million in gross revenue.

Immediately following Clyra Medical’s purchase of Scion’s intangible assets, Clyra Medical sold to BioLargo the assets, along with 12,755 Clyra Medical common shares. In exchange, BioLargo issued Clyra Medical 7,142,858 shares of BioLargo common stock. Concurrently, BioLargo licensed back to Clyra Medical the Scion assets. Scion may exchange its 10,000 Clyra Medical common shares for the 7,142,858 shares of BioLargo common stock issued to Clyra Medical, subject to the escrow and earn-out provisions described above. As of December 31, 2018, per the Closing Agreement, one-half of these shares have been earned and thus may be redeemed, and one-half remain subject to the earn-out provisions. The fair value of the 7,142,858 BioLargo shares is $1,286,000, and one-half of this value is included on our December 31, 2018 and 2019 balance sheets as (i) “In-process research and development” asset, and (ii) a “Clyra Medical shareholder” liability.

Scion Solutions – Note Payable and Clyra Liability

 The promissory note in the principal amount of $1,250,000 issued by Clyra Medical to Scion on September 26, 2018 (“Clyra-Scion Note”) accrues interest at the rate of 5%. Principal and interest due under the note are to be paid periodically at a rate of 25% of investment proceeds received by Clyra Medical. If the note is not paid off within 18 months after the date of issuance, it is automatically extended for additional 12-month periods until the note is repaid in full. Payments after the initial 18-month maturity date are required to be made in annual installments in an amount equal to the greater of (i) 25% of investment proceeds received during the 12-month period, and (ii) 5% of Clyra Medical’s gross revenues. At December 31, 2019, the balance due on the Clyra-Scion Note equaled $1,007,000.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consulting Agreement

Clyra Medical entered into a consulting agreement with Beach House Consulting, LLC, through which Jack B. Strommen will be providing consulting services to Clyra related to its sales and marketing activities and in exchange receive $23,000 per month for a period of four years. The agreement originally provided that Clyra’s obligation to pay fees under the agreement begin the month following Clyra reception of FDA pre-market clearance on its first product, which occurred in September 2019. In December 2019, the parties modified the agreement to delay the accrual of fees due under the agreement, such that fees are incurred only once Clyra generates $250,000 in monthly revenue on average for three consecutive months. If that contingency is met, the total cash obligation related to the agreement would be approximately $1.1 million.

Non-Controlling Interest

During the year ended December 31, 2019, Clyra sold 2,680 shares of its common stock for $536,000 ($200 per share).

The shares of BioLargo common stock held by Clyra for the benefit of Scion (the redemption shares) are recorded on our balance sheet as a liability to “Clyra Medical Shareholder”.

Conversion, Series A Preferred shares

Sanatio Capital purchased Clyra Series A Preferred shares in 2015. Sanatio Capital is owned by Jack B. Strommen, who subsequently joined BioLargo’s board of directors. Clyra’s Preferred Shares accrue an annual dividend of 8% for a period of five years.

On December 31, 2019, Sanatio Capital agreed to convert the accrued dividend of $270,000 into 3,544 shares of Clyra common stock. The dividend is recorded on our December 31, 2019 statement of stockholders’ deficit.

As of December 31, 2019, Clyra Medical had the following common shares outstanding:

Shareholder	Shares	Percent
BioLargo, Inc.	26,202	36%
Sanatio Capital	15,064	21%
Scion Solutions(1)	15,500	21%
Other	15,897	22%
Total	72,663

(1)	Does not include an additional 15,500 shares held in escrow subject to performance metrics.

We consolidate on our financial statements the operations of our partially owned subsidiary Clyra . After reviewing the guidance of ASC Topic 810, “Consolidation”, BioLargo controls Clyra Medical. While BioLargo does not have voting interest control through 50% ownership of Clyra Medical, it does exercise control under the “Variable Interest Model.” BioLargo is the primary beneficiary since it has the power to direct Clyra Medical’s activities that most significantly impact Clyra Medical’s performance and it has the obligation to absorb losses or receive benefits (through royalties and licensing) that could be potentially significant to Clyra Medical. Biolargo has consolidated Clyra’s operations through December 31, 2019

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Biolargo Engineering, Science and Technologies, LLC

In September 2017, we commenced a full-service environmental engineering firm and formed a Tennessee entity named BioLargo Engineering, Science & Technologies, LLC (“BLEST”). In conjunction with the start of this subsidiary, we entered into a three-year office lease in the Knoxville, Tennessee area, and entered into employment agreements with six scientists and engineers. (See Note 12 “Business Segment Information”.) The company was capitalized with two classes of membership units: Class A, 100% owned by Biolargo, and Class B, held by management of BLEST, and which initially have no “profit interest,” as that term is defined in Tennessee law. However, over the succeeding five years, the Class B members can earn up to a 30% profit interest. They also have been granted options to purchase up to an aggregate 1,750,000 shares of BioLargo, Inc. common stock. The profit interest and option shares are subject to a five year vesting schedule tied to the performance of the subsidiary, including gross revenue targets that increase over time, obtaining positive cash flow by March 31, 2018 (which was not met), collecting 90% of its account receivables, obtaining a profit of 10% in its first year (and increasing in subsequent years), making progress in the scale-up and commercialization of our AOS system, and using BioLargo research scientists (such as our Canadian team) for billable work on client projects. These criteria are to be evaluated annually by BLEST’s compensation committee (which includes BioLargo’s president, CFO, and BLEST’s president), beginning September 2018. Given the significant performance criteria, the Class B units and the stock options will only be recognized in compensation expense if or when the criteria are satisfied.

 Since the commencement of operations, the Compensation Committee has met twice, once in September 2018, and once in November 2019. In 2018, it reviewed the operating performance and determined that the performance metrics were not met and as a result, did not award any Class B units or stock options. The Committee decided to roll forward one additional year to the time allowed for the performance metrics to be met and for the Class B units and stock options to be awarded.

In November 2019, the Compensation Committee again reviewed the operating performance and determined that a portion of the performance metrics were met. It was agreed that one-half of the eligible profits interests would be vested (2.5% in the aggregate), and therefore one-half of the option interests (10%) would be vested (175,000 options shares in the aggregate). The vesting of option shares resulted in a fair value totaling $44,000, recorded on our consolidated statement of operations as selling, general and administrative expense. The fair value of the profit interest was nominal and not booked.

Note 11. Business Segment Information

BioLargo currently has four operating business segments, plus its corporate entity which is responsible for general corporate operations, including administrative functions, finance, human resources, marketing, legal, etc. The four operational business segments are:

1.	Odor-No-More -- which is selling odor and volatile organic control products and services (located in Westminster, California);

2.	BLEST -- which provides professional engineering services on a time and materials basis for outside clients and supports our internal operations as needed (located in Oak Ridge, Tennessee);

3.	BioLargo Water -- which historically focused entirely on R&D, and has now shifted its focus to commercializing the AOS technology (located in Edmonton, Alberta Canada); and

4.	Clyra Medical -- which is engaged in developing medical products and preparing launch into commercial activity with approval of its FDA 510 (K) application in process (located in Florida).

Historically, none of our operating business units operated at a profit and therefore each required additional cash to meet its monthly expenses. The additional sources of the cash to fund the shortfall from operations of Odor-No-More, BLEST and BioLargo Water have been provided by BioLargo’s sales of debt or equity, research grants, and tax credits. Clyra Medical has been funded by third party investors who invest directly in Clyra Medical in exchange for equity ownership in that entity.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The segment information for the years December 31, 2018 and 2019, is as follows (in thousands):

	2018	2019
Revenues
Odor-No-More	$1,123	$1,459
BLEST	863	999
BLEST – Intercompany revenue	(622)	(597)
Total	$1,364	$1,861

Operating loss
BioLargo corporate	$(4,185)	$(4,248)
Odor-No-More	(433)	(335)
Clyra Medical	(868)	(1,233)
BLEST	(125)	(152)
Water	(801)	(728)
Total	$(6,412)	$(6,696)

Interest expense
BioLargo corporate	$(3,494)	$(3,944)
Odor-No-More	—	(2)
Clyra	—	(50)
Total	$(3,494)	$(3,996)

Research and development
BioLargo corporate	$(1,054)	$(892)
BLEST	(374)	(354)
Clyra Medical	(198)	(219)
BioLargo Water	(693)	(610)
BioLargo corporate - intercompany	600	603
Total	$(1,719)	$(1,472)

As of December 31, 2019	BioLargo	ONM	Clyra	BLEST	Water	Elimination	Total
Tangible assets	$1,050	$420	$3	$264	$50	$(59)	$1,728
Intangible assets	1,893	—	—	—	—	—	1,893

As of December 31, 2018	BioLargo	ONM	Clyra	BLEST	Water	Elimination	Total
Tangible assets	$353	$219	$462	$230	$34	$(6)	$1,292
Intangible assets	1,893	—	—	—	—	—	1,893

Note 12. Commitments and Contingencies

Provenzano Employment Agreement

On June 18, 2019, we and the head of our Odor-No-More subsidiary, Joseph L. Provenzano, entered into an employment agreement (the “Provenzano Employment Agreement”), replacing in its entirety the previous employment agreement with Mr. Provenzano dated January 1, 2008.

The Provenzano Employment Agreement provides that Mr. Provenzano will serve as our Executive Vice President of Operations, as well as the President and Chief Executive Officer of our wholly owned subsidiary Odor-No-More. Mr. Provenzano’s base compensation will remain at his current rate of $170,000 annually. In addition to this base compensation, the agreement provides that he is eligible to participate in incentive plans, stock option plans, and similar arrangements as determined by the our Board of Directors, health insurance premium payments for himself and his immediate family, a car allowance covering the expenses of his personal commercial grade truck which the company uses in company operations on a continual basis, paid vacation of four weeks per year, and bonuses in such amount as the Compensation Committee may determine from time to time.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In conjunction with this agreement, our Compensation Committee awarded Mr. Provenzano an option to purchase common stock and restricted stock units under our 2018 Equity Incentive Plan (see Note 5).

The Provenzano Employment Agreement has a term of five years, unless earlier terminated in accordance with its terms. The Provenzano Employment Agreement provides that Mr. Provenzano’s employment may be terminated by the Company due to his death or disability, for cause, or upon a merger, acquisition, bankruptcy or dissolution of the Company. “Disability” as used in the Provenzano Employment Agreement means physical or mental incapacity or illness rendering Mr. Provenzano unable to perform his duties on a long-term basis (i) as evidenced by his failure or inability to perform his duties for a total of 120 days in any 360-day period, or (ii) as determined by an independent and licensed physician whom Company selects, or (iii) as determined without recourse by the Company’s disability insurance carrier. “Cause” means that Mr. Provenzano has (i) engaged in willful misconduct in connection with the Company’s business; or (ii) been convicted of, or plead guilty or nolo contendre in connection with, fraud or any crime that constitutes a felony or that involves moral turpitude or theft. If Mr. Provenzano’s employment is terminated due to merger or acquisition, then he will be eligible to receive the greater of (i) one year’s compensation plus an additional one half year for each year of service since the effective date of the employment agreement or (ii) one year’s compensation plus an additional one half year for each year remaining in the term of the agreement. Otherwise, he is only entitled to receive compensation due through the date of termination.

The Provenzano Employment Agreement requires Mr. Provenzano to keep certain information confidential, not to solicit customers or employees of the Company or interfere with any business relationship of the Company, and to assign all inventions made or created during the term of the Provenzano Employment Agreement as “work made for hire”.

Office Leases

We have long-term operating leases for office, industrial and laboratory space in Westminster, California, Oak Ridge, Tennessee, and Alberta, Canada. Payments made under operating leases are charged to the Consolidated Statement of Operations and Comprehensive Loss on a straight-line basis over the term of the operating lease agreement. For the years ended December 31, 2018 and 2019, rental expense was $213,000 and $208,000, respectively.  On January 1, 2019, we adopted ASC 842 which resulted in a right-of-use asset and lease liability and short-term leases are not included in our analysis. The adoption resulted in an immaterial cumulative effect of an accounting change that was not recorded.  The lease of our corporate office qualifies for the new treatment; it originated in August 2016, expires August 2020, contains a yearly escalation of 3%, and includes a four-year renewal option whereby the base rent is adjusted to then market value. That has been included in the analysis. The lease of our Oak Ridge, Tennessee facility also qualifies, and it had one executed extension to September 2020, and has one renewal option for another five years where the rental rate would adjust to greater of the current price and fair market value. No determination has been made whether to exercise the renewal option. The lease of our Canadian facility is less than one year. None of our leases have additional terms related to the payments or mechanics of the lease: there are not any CAM charges or tax sharing arrangements, easement provisions or any free rent. Since there is no explicit interest rate in leases, management used its incremental borrowing rate, which is estimated to be 18%.

Our right-of-use asset and lease liability operating leases included our office space BioLargo/ONM and BLEST.  Our BioLargo/ONM lease has a 4-year extension and we included this extension in the net present value of our lease payments, which used the incremental secured borrowing cost to BioLargo of 18%.  As of December 31, 2019, our weighted average remaining lease term is 4 years and the total remaining operating lease payments is $710,000.

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The leases have no additional payment terms such as common area maintenance payments, tax sharing payments or other allocable expenses. Likewise, the leases do not contain other terms and conditions of use, such as variable lease payments, residual value guaranties or other restrictive financial terms. Our minimum lease payments over the next five years are:

Time period	BioLargo Corp / ONM	BLEST	Total
Year ending December 31, 2020	$111,000	$65,000	$176,000
Year ending December 31, 2021	115,000	65,000	180,000
Year ending December 31, 2022	118,000	43,000	181,000
Year ending December 31, 2023	122,000	--	122,000
Year ending December 31, 2024	71,000	--	71,000
Total	$537,000	$173,000	$710,000

The difference between the minimum lease payment total of $710,000 and the $411,000 lease liability recorded on the balance sheet is the utilization of the 18% discount factor in determining the lease liability.

Clyra Medical Consulting Agreement

Clyra Medical (see Note 9) entered into a consulting agreement with Beach House Consulting, LLC, through which Jack B. Strommen will be providing consulting services to Clyra related to its sales and marketing activities and in exchange receive $23,000 per month for a period of four years. The agreement originally provided that Clyra’s obligation to pay fees under the agreement begin the month following Clyra reception of FDA pre-market clearance on its first product, which occurred in September 2019. In December 2019, the parties modified the agreement such that fees are incurred once Clyra generates $250,000 in monthly revenue on average for three consecutive months. The total cash obligation related to the agreement would be approximately $1.1 million.

Note 13. Subsequent Events.

Management has evaluated subsequent events through the date of the filing of this Annual Report and management noted the following for disclosure.

Lincoln Park Capital Purchase of Shares and New Agreement

From January 1, 2020, through the date of this Report, we have sold 1,398,563 shares of our common stock to Lincoln Park pursuant to the LPC Purchase Agreement (see Note 3), and received $287,965 in net proceeds. In conjunction with these issuances, we have issued Lincoln Park 14,080 “additional commitment shares”.

On March 30, 2020, we executed a new Purchase Agreement with Lincoln Park, which is very similar to the existing LPC Purchase Agreement, except that it improves the terms of the facility to allow the company to secure more capital as it elects. Lincoln Park also agreed to purchase 1,785,715 shares of common stock and an immediate investment of $250,000.  The new purchase agreement will allow for up to $10,250,000 to be accessible to the company, at its sole election, over the next three years. The Company also issued 2,928,571 shares to Lincoln Park as a commitment fee equal to 4% of the amount committed.

Chief Financial Officer Contract Extension

On February 25, 2020, BioLargo, Inc. (“we”, or the “Company”) and our Chief Financial Officer Charles K. Dargan, II formally agreed to extend the engagement agreement dated February 1, 2008 (the “Engagement Agreement”, which had been previously extended multiple times), pursuant to which Mr. Dargan has been and continues to serve as the Company’s Chief Financial Officer. The Engagement Extension Agreement dated as of February 25, 2020 (the “Engagement Extension Agreement”) provides for an additional term to begin retroactively on October 1, 2019, and to expire January 31, 2021 (the “Extended Term”).

BIOLARGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As the sole compensation for the Extended Term, Mr. Dargan was issued an option (“Option”) to purchase 25,000 shares of the Company’s common stock for each month during the Extended Term (thus, an option to purchase 400,000 shares reflecting an extended term of 16 months). The Option vests over the period of the Extended Term, with 75,000 shares having vested as of December 31, 2019, and the remaining shares to vest 25,000 shares monthly beginning January 31, 2020, and each month thereafter, so long as the agreement is in full force and effect. The Option is exercisable at $0.21 per share, the closing price of BioLargo’s common stock on February 25, 2020, expires ten years from the grant date, and was issued pursuant to the Company’s 2018 Equity Incentive Plan.

The Option is Mr. Dargan’s sole compensation for the Extended Term. As was the case in all prior terms of his engagement, there is no cash component of his compensation for the Extended Term. Mr. Dargan is eligible to be reimbursed for business expenses he incurs in connection with the performance of his services as the Company’s Chief Financial Officer (although he has made no such requests for reimbursement in the past). All other provisions of the Engagement Agreement not expressly amended pursuant to the Engagement Extension Agreement remain the same, including provisions regarding indemnification and arbitration of disputes.

BKT Investment

On March 10, 2020, BKT Tech Co. Ltd. (“BKT”), pursuant to a Joint Venture Framework Agreement to establish a South Korea based joint venture to commercialize CupriDyne Clean products, purchased 1,593,807 shares of our common stock for $350,000.

On March 20, 2020, we invested $100,000 into the South Korean joint venture (Odin Co. Ltd.), along with $150,000 invested by BKT and its U.S. subsidiary, Tomorrow Water. We received a 40% equity interest, and BKT and Tomorrow Water each received 30% equity interests.

Retired 100% of the outstanding Vista Capital Note

Subsequent to December 31, 2019, Vista Capital converted the remaining amount of its note that had been scheduled to mature on April 7, 2020, and we issued an aggregate 2,079,359 shares of common stock in full payment thereof.

Accounts Payable Retired with Shares of Stock

The Company’s senior officers, board members, vendors and consultants continue to convert amounts owed to them in stock and options to purchase stock. On March 30, 2020, BioLargo’s President/CEO and its Chief Science Officer agreed to convert $110,000 of salary and expenses due and unpaid during the first quarter of 2020 into shares of stock and agreed to substantial restrictions on their resale.

During the three-months ended March 31, 2020, officers, board members and vendors to Clyra Medical Technologies, Inc. converted $285,000 of accounts payable by issuing options to purchase 920 shares of stock in Clyra Medical Technologies, Inc.

Clyra Medical Received Investment Commitment

On March 28, 2020, Clyra received an executed subscription for $250,000 worth of Clyra stock, and wire transfers are in process.

Coronavirus – COVID-19 Pandemic

Uncertainties surrounding the effects of the coronavirus, particularly potential diversion of time and resources of federal government entities which make up a significant concentration of our customer base, could cause a material adverse effect on our results of operations and financial results.  The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers, employees and vendors all of which are uncertain and cannot be predicted.  A material disruption in our workplace as a result of the coronavirus could affect our ability to carry on our business operations in the ordinary course and may require additional cost and effort should our employees not be able to be physically on-premises.